Exhibit 99.2

Kinross Gold Corporation
Notice of 2014 annual and special meeting of shareholders

Notice is hereby given that the 2014 annual and special meeting of shareholders of Kinross Gold Corporation (Kinross) will be held at Design Exchange, 234 Bay Street, Toronto, Ontario on Thursday, May 8, 2014 at 10:00 a.m. (Toronto time) for the following purposes:

●	to receive the audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2013 and the report of the auditors thereon;
●	to elect directors of Kinross for the ensuing year;
●	to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of Kinross for the ensuing year and to authorize the directors to fix their remuneration;
●
to consider and, if deemed appropriate, to pass, with or without variation, a resolution amending the share option plan of Kinross to (a) increase the number of common shares reserved for issuance thereunder from 21,166,667 to 31,166,667 and (b) to add a provision whereby optionholders can surrender their options to the company in exchange for the “in-the-money” value in the form of either cash or shares, with a company option to deliver shares even if the optionholder elects to receive cash;

●
to consider and, if deemed appropriate, to pass, with or without variation, a resolution amending the restricted share plan of Kinross to (a) increase the number of common shares reserved for issuance thereunder from 20,000,000 to 35,000,000, (b) to add a provision whereby holders of restricted share units (other than members of the Senior Leadership Team) can surrender any restricted share units vesting in 2014 to the company in exchange for receiving the value of the vested shares in cash and (c) to add a provision whereby holders of restricted share units can elect to satisfy any applicable withholding taxes by surrendering a portion of their restricted share units to the company for cancellation in exchange for the company satisfying the applicable withholding taxes on the holder’s behalf;

●	to consider and, if deemed appropriate, to pass, an advisory resolution on Kinross’ approach to executive compensation; and
●	to transact such other business as may properly come before the meeting or any adjournment thereof.

This notice is accompanied by a management information circular (or circular) which provides additional information relating to the matters to be dealt with at the meeting and forms part of this notice of meeting.

Shareholders who are unable to attend the meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

The board of directors of Kinross has passed a resolution fixing the close of business on March 14, 2014 as the record date for the determination of the registered holders of common shares that will be entitled to notice of, and to vote at, the meeting and any adjournment of the meeting. Proxies to be used or acted upon at the meeting must be deposited with the Kinross transfer agent by 10:00 a.m. (Toronto time) on May 6, 2014, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting. Kinross reserves the right to accept late proxies and to waive the proxy cut-off with or without notice, but is under no obligation to accept or reject any particular late proxy.

If you have any questions relating to the meeting, please contact Kingsdale Shareholder Services by telephone at 1 (866) 851-3217 toll free in North America or (416) 867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com.

The contents of this circular and the sending thereof to the shareholders of the company have been approved by the board of directors.

DATED at Toronto, Ontario this 26th day of March, 2014.
By order of the board of directors

“Shelley M. Riley”
Shelley M. Riley
Corporate Secretary

Kinross Gold Corporation

Management information circular

Contents

Voting
Who can vote	3
How to vote	3
Changing your vote	6
Questions	6

Business of the meeting
Items of business	7
About the nominated directors	12

Compensation
Letter to shareholders	20
Compensation governance	23

Directors
● Compensation discussion and analysis	27
● 2013 fees earned	29

Executives
● Compensation discussion and analysis	30
● 2013 results	46

Governance	66
Role of the board	69
Board committee reports	74

Other information	79

Appendices
Charter of the board of directors	80
Schedule A to the Charter of the board of directors	82

2	Kinross Gold Corporation

Voting

This document is a management information circular (or circular) sent to shareholders in advance of the annual and special meeting of the shareholders as set out in the Notice of the 2014 annual and special meeting of shareholders (the meeting).

The circular provides additional information respecting the business of the meeting, Kinross Gold Corporation (Kinross or the company) and its directors and senior executive officers. This management information circular is dated March 26, 2014 and, unless otherwise stated, the information in this circular is as of March 25, 2014.

Unless indicated otherwise, all dollar amounts referenced in this circular are expressed in Canadian dollars. Where necessary, U.S. dollars are referenced as US$.

All references to financial results are based on the Kinross’ financial statements, prepared in accordance with International Financial Reporting Standards (IFRS). References in this circular to the meeting include any adjournment or adjournments that may occur.

A form of proxy or voting instruction form accompanies this circular.

Who can vote
Holders of common shares of Kinross (common shares or shares) at the close of business on March 14, 2014 (the record date) and their duly appointed representatives.

Shares outstanding
As of March 25, 2014, there were 1,144,382,795 common shares outstanding, each carrying the right to one vote per common share.

To the knowledge of the directors and executive officers of the company, as of the date of this circular, there is no person or company that beneficially owns, directly or indirectly, or exercises control or direction over, directly or indirectly, voting securities of Kinross carrying 10% or more of the voting rights attached to any class of voting securities of Kinross.

How to vote
The voting process is different depending on whether you are a registered or non-registered (beneficial) shareholder.
●
You are a registered shareholder if your name appears on your share certificate or, if registered electronically, the shares are registered with Kinross’ transfer agent in your name and not an intermediary such as a bank, trust company, securities broker, trustee or other nominee (each an intermediary).

●
You are a non-registered (beneficial) shareholder if your shares are held on your behalf by an intermediary. This means the shares are registered with Kinross’ transfer agent in your intermediary’s name, and you are the beneficial owner. Most shareholders are non-registered shareholders.

Non-registered (beneficial) shareholders

If you are a non-registered shareholder, your intermediary will send you a voting instruction form or proxy form with this circular. This form will instruct the intermediary how to vote your common shares at the meeting on your behalf.

You must follow the instructions from your intermediary in order to vote.

If you do not intend to attend the meeting and vote in person, mark your voting instructions on the voting instruction form or proxy form, sign it, and return it as instructed by your intermediary. Your intermediary may have also provided you with the option of voting by telephone or fax or through the internet.

If you are a Canadian resident and wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment in the voting instruction form or proxy form, and return it as instructed by your

2014 Management information circular	3

intermediary. Do not complete the voting section of the proxy form or voting information form, since you will vote in person at the meeting.

If you are a U.S. resident and wish to vote in person at the meeting, mark the appropriate box on the other side of the voting instruction form and a legal proxy will be issued and mailed to you.  The legal proxy will grant you or your designate the right to attend the meeting and vote in person, subject to any rules described in the proxy statement applicable to the delivery of a proxy.

The legal proxy will be mailed to the name and address noted on the other side of the voting instruction form.  You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the proxy statement.  You or your designate must attend the meeting for your vote to be counted.  Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the company or its transfer agent.

Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for the proxy to be fully effective under applicable law.  For example, it may be necessary that you deposit the legal proxy with the company or its transfer agent in advance of the meeting.  Further, if a legal proxy is issued, all other voting instructions given on the voting instruction form will not be effective.  If you have any questions, please contact the person who services your account.

Your intermediary may have also provided you with the option of appointing yourself or someone else to attend and vote on your behalf at the meeting through the internet. When you arrive at the meeting, please register with our transfer agent, Computershare Investor Services Inc.

Your intermediary must receive your voting instructions in sufficient time for your intermediary to act on them. The transfer agent must receive proxy vote instructions from your intermediary by no later than 10:00 a.m.  (Toronto time) on Tuesday, May 6, 2014, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

Registered shareholders

If you are a registered shareholder, a form of proxy is enclosed with this circular to enable you to appoint a proxyholder to vote on your behalf at the meeting.

If you do not intend to attend the meeting and vote in person, you can
●	provide your voting instructions by completing and returning the enclosed form of proxy, or
●	provide your instructions by telephone or the internet in accordance with the instructions appearing on the enclosed form of proxy, or
●	choose another person (called a proxyholder) to attend the meeting and vote your shares for you.

In each case, you will need to complete the enclosed form of proxy and return it to the transfer agent.

Telephone or online
If you wish to vote in person at the meeting, you may still provide voting instructions using the enclosed form of proxy, or by telephone or internet. When you arrive at the meeting, please register with our transfer agent.

If you vote in person at the meeting, any proxy you have previously given will be revoked.

To be valid, the form of proxy must be filled out, correctly signed (exactly as your name appears on the proxy form) and returned to the transfer agent in the enclosed envelope by 10:00 a.m. (Toronto time) on Tuesday, May 6, 2014, or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjournment of the meeting. Your proxyholder may then vote on your behalf at the meeting.

4	Kinross Gold Corporation

About proxy solicitation

Proxies are being solicited in connection with this circular by the management of the company. The solicitation will be made primarily by mail, but proxies may also be solicited personally by regular employees of Kinross to whom no additional compensation will be paid.

In addition, Kinross has retained Kingsdale Shareholder Services to provide the following services in connection with the meeting:
●	review and analysis of the circular,
●	recommending corporate governance best practices where applicable,
●	liaising with proxy advisory firms,
●	developing and implementing shareholder communication and engagement strategies,
●	advice with respect to the meeting and proxy protocol,
●	reporting and reviewing the tabulation of shareholder proxies, and
●	the solicitation of shareholder proxies including contacting shareholders by telephone.

The cost of these services is approximately $69,500 and reimbursement of disbursements. Costs associated with the solicitation will be borne by the company.

Appointing a proxyholder
Your proxyholder is the person that you appoint to cast your votes and act on your behalf at the meeting including any continuation of the meeting that may occur in the event that the meeting is adjourned.

Signing and returning the enclosed proxy form authorizes John E. Oliver or Shelley M. Riley (the named proxyholders) to vote your shares at the meeting in accordance with your instructions.

A shareholder who wishes to appoint another person (who need not be a shareholder) to represent the shareholder at the meeting may do so, either by internet or by mail by:
●	inserting the person’s name in the blank space provided in the form of proxy or in the space on the internet voting site provided for that purpose, or
●	completing another proper form of proxy.

How your shares will be voted

If you appoint the named proxyholders as your proxyholders, the common shares represented by the form of proxy will be voted or withheld from voting, in accordance with your instructions as indicated on the form, on any ballot that may be called for.

In the absence of instructions from you, such common shares will be voted:
●	for the election as directors of Kinross of the proposed nominees set forth in this circular
●	for the appointment of KPMG LLP as auditors and authorization of the directors to fix their remuneration
●	for the amendments to the share option plan
●	for the amendments to the restricted share plan
●	for the advisory resolution on the company’s approach to executive compensation.

The accompanying form of proxy gives discretionary authority to the persons named in it as proxies to vote as they see fit with respect to any amendments or variations to the matters identified in the notice of meeting or other matters that may properly come before the meeting or any adjournment thereof, whether or not the amendment or other matter that comes before the meeting is or is not routine and whether or not the amendment, variation or other matter that comes before the meeting is contested.

2014 Management information circular	5

Required quorum for the meeting

A quorum for the meeting shall be a person or persons present and holding or representing by proxy not less than 5% of the total number of issued and outstanding common shares having voting rights at the meeting.

No business shall be transacted at the meeting unless the requisite quorum is present at the commencement of the meeting. If a quorum is present at the commencement of the meeting, a quorum shall be deemed to be present during the remainder of the meeting.

Changing your vote

Non-registered (beneficial) shareholders
You can revoke your prior voting instructions by providing new instructions on a voting instruction form or proxy form with a later date, or at a later time in the case of voting by telephone or through the internet, provided that your new instructions are received by your intermediary in sufficient time for your intermediary to act on them before 10:00 a.m. (Toronto time) on May 6, 2014, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

Otherwise, contact your intermediary if you want to revoke your proxy or change your voting instructions, or if you change your mind and want to vote in person.

Registered shareholders
You may revoke any prior proxy by providing a new proxy with a later date or providing voting instructions at a later time in the case of voting through the internet. However, for your new voting instructions to be effective they must be received by the transfer agent before 10:00 a.m. (Toronto time) on May 6, 2014, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the reconvened meeting.

You may also revoke any prior proxy without providing new voting instructions by delivering written notice clearly indicating you wish to revoke your proxy to the registered office of Kinross (25 York Street, Suite 1700, Toronto, Ontario, M5J 2V5, Fax (416) 363-6622, Attention: Corporate Secretary) or at the offices of the transfer agent, Computershare Investor Services Inc. (100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1) at any time up to 10:00 a.m. (Toronto time) on the last business day before the meeting or any adjournment of the meeting.

A proxy may also be revoked on the day of the meeting or any adjournment of the meeting by a registered shareholder by delivering written notice to the chair of the meeting. If you are an individual and register with the transfer agent at the meeting and vote in person at the meeting, any proxy you have previously given will be revoked.

In addition, the proxy may be revoked prior to its use by any other method permitted by applicable law. The written notice of revocation may be executed by the registered shareholder or by an attorney who has the shareholder’s written authorization. If the shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney.

Kinross reserves the right to accept late proxies and to waive the proxy cut-off with or without notice, but is under no obligation to accept or reject any particular late proxy.

Questions
If you have questions, you may contact the proxy solicitation agent, Kingsdale Shareholder Services.

North America (toll-free phone): 1-866-851-3217
outside North America: (416) 867-2272
fax: (416) 867-2271
toll-free fax (North America): 1 (866) 545-5580
mail: The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361, Toronto, Ontario M5X 1E2
e-mail: contactus@kingsdaleshareholder.com

6	Kinross Gold Corporation

Business of the meeting

Items of business
As set out in the notice of meeting, at the meeting, shareholders of Kinross will be asked to consider and, as required, vote on the following six matters:

1 — Financial statements

The audited consolidated financial statements of Kinross for the fiscal year ended December 31, 2013 and the report of the auditors on the financial statements will be received.

2 — Election of directors

The company’s board of directors (the board) is currently comprised of twelve directors. At the meeting, the shareholders will be asked to elect twelve directors in accordance with Kinross’ majority voting policy outlined below. All directors so elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the election of the nominees whose names are set forth starting on page 12, unless the shareholder who has given such proxy has directed that the shares be withheld from voting in the election of directors.

Management of Kinross does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the meeting, the named proxyholders, if named as proxy, reserve the right to vote for another nominee in their discretion.

Majority voting policy

In 2008, the board adopted a majority voting policy for the election of directors at the meeting. This policy provides that in an uncontested election, any nominee for director who receives more withheld votes than for votes will tender his or her resignation for consideration by the human resource and compensation committee. The human resource and compensation committee will review the matter and make a recommendation to the board whether to accept the director’s resignation. The director who has tendered his or her resignation pursuant to this policy will not participate in any deliberations of the human resource and compensation committee or the board regarding the resignation.

Other details respecting the nominees for election as directors are set out under “About the nominated directors” starting on page 12.

3 — Appointment of auditors

Shareholders will be asked to consider and, if thought fit, to pass, an ordinary resolution approving the appointment of KPMG LLP of Toronto, Ontario as auditors of Kinross, to hold office until the close of the next annual meeting of the company. It is also proposed that the remuneration to be paid to the auditors of Kinross be fixed by the board.

2014 Management information circular	7

For the fiscal years ended December 31, 2013 and December 31, 2012, KPMG LLP and its affiliates were paid the following fees by Kinross:

Auditor’s Fees	2013 ($)(1)	% of Total Fees(2)	2012 ($)(1)	% of Total Fees(2)
Audit Fees:
Kinross – general	3,653,000	86	3,164,000	89
Kinross – securities matters	48,000	1	40,000	1
Total Audit Fees	3,701,000	87	3,204,000	90
Audit – Related Fees:
Translation services	135,000	3	135,000	4
Due Diligence	-		-
Other	-		-
Total Audit – Related Fees	135,000	3	135,000	4
Tax Fees:
Compliance	-		-
Planning and advice	88,000	2	181,000	5
Total Tax Fees	88,000	2	181,000	5
All Other Fees:	315,000	8	27,000	1
Total Fees	4,239,000	100	3,547,000	100

1.	All amounts are rounded to the nearest $1,000.
2.	All percentages are rounded to the nearest whole percent.

The named proxyholders, if named as proxy, intend to vote the common shares represented by any such proxy for the approval of the appointment of KPMG LLP of Toronto, Ontario as auditors of Kinross at a remuneration to be fixed by the board, unless the shareholder who has given such proxy has directed in the proxy that the shares be withheld from voting in the appointment of auditors.

4 — Amendments to the Share Option Plan

At the meeting, shareholders will be asked to approve an amendment to the Share Option Plan to (a) increase the number of common shares reserved for issuance under the plan and (b) to add an option surrender feature. Currently, the maximum number of common shares reserved for issuance under the Share Option Plan is 21,166,667, representing approximately 1.85% of the number of outstanding common shares.

An aggregate of 5,698,881 common shares have been issued upon the exercise of common share options pursuant to the Share Option Plan.   Accordingly, 2,677,598 common shares (representing approximately 0.23% of the number of outstanding common shares) remain available for issuance pursuant to the Share Option Plan. A total of 12,790,188 common share options are outstanding under the Share Option Plan.

Management and the board believe it is important for the company to have a sufficient number of common shares available for issuance under the Share Option Plan to attract, retain and motivate Kinross employees.  In addition, the company is conscious of the dilutive effect of its Share Option Plan on shareholders and is therefore seeking to implement ways of minimizing dilution in the use of the Share Option Plan. Therefore, on March 25 and February 12, 2014 respectively, the board approved an amendment to the Share Option Plan to (a) increase the maximum number of common shares reserved for issuance under the Share Option Plan from 21,166,667 common shares to 31,166,667 common shares, being an actual increase of 10,000,000 common shares and (b) to add an option surrender feature.

If the proposed amendment to the Share Option Plan is approved, the total number of common shares reserved for the plan, minus common shares already issued thereunder, will be 25,467,786 common shares, representing approximately 2.23% of the number of outstanding common shares. In addition, optionholders would have the ability to surrender their options to the company for cancellation in exchange for receiving the in-the-money value (being the amount, if any, by which the closing trading price of a common share on the last trading day immediately preceding the date of exercise exceeds the exercise price of the option) in the form of either cash or shares. The company would have the discretion to deliver shares in lieu of cash even where an optionholder makes a cash election. The number of shares which may be issued under the Share Option Plan will not be reduced by the option surrender except to the extent of any common shares actually issued upon the surrender.

8	Kinross Gold Corporation

Form of Resolution

WHEREAS it is desirable to amend the Kinross Gold Corporation Share Option Plan (“Share Option Plan”) to (a) increase the number of common shares of the Corporation made available under the Share Option Plan and (b) add an option surrender feature;

BE IT RESOLVED THAT:

1.          The Share Option Plan be amended to increase the maximum number of common shares made available for the Share Option Plan from 21,166,667 to 31,166,667; and

2.          The Share Option Plan be amended to include a provision whereby optionholders can surrender their options to the company in exchange for the “in-the-money” value in the form of either cash or shares, with a company option to deliver shares even if the optionholder elects to receive cash.

In order to be effective, the foregoing resolution must be approved by a majority of the votes cast.

The named proxyholders (if named as proxy) intend to vote the common shares represented by such proxy for the amendment to the Share Option Plan, unless the shareholder has directed in the proxy that such common shares be voted against it.

The board of directors of the company recommends that the shareholders of the company vote for the amendment to the Share Option Plan.

5 — Amendments to the Restricted Share Plan

At the meeting, shareholders will be asked to approve an amendment to the Restricted Share Plan to (a) increase the number of common shares reserved for issuance under the plan, (b) add a surrender feature in respect of Restricted Share Units vesting in 2014 and (c) add a feature allowing holders of Restricted Share Units to surrender a portion of their Restricted Share Units to the company in exchange for the company settling applicable withholding taxes. The maximum number of common shares reserved for issuance under the Restricted Share Plan is currently set at 20,000,000 in the aggregate, which represents approximately 1.75% of the number of outstanding common shares.

An aggregate of 8,194,083 common shares have been issued pursuant to the Restricted Share Plan.  An aggregate of 7,564,727 Restricted Share Units are outstanding under the Restricted Share Plan and, accordingly, 4,241,190 common shares (representing approximately 0.37% of the number of outstanding common shares) remain available for issuance pursuant to Restricted Share Units. Management and the board believe it is important for the company to have a sufficient number of common shares available for issuance under the Restricted Share Plan to attract, retain and motivate Kinross employees. Therefore, on March 25, 2014, the board approved an amendment to the Restricted Share Plan to increase the maximum number of common shares reserved for issuance under the Restricted Share Plan from 20,000,000 to 35,000,000, being an actual increase of 15,000,000 of common shares.

Further, the company is conscious of the dilutive effect of its Restricted Share Plan on shareholders and is therefore seeking to implement ways of minimizing dilution in the use of the Restricted Share Plan. Under the proposed amendments, holders of Restricted Share Units (other than members of the Senior Leadership Team) would have the ability to surrender their Restricted Share Units vesting in 2014 only to the company for cancellation in exchange for receiving the value of the vested common shares in cash (with the value being equal to the closing price of the common shares on the TSX on the last trading day of the applicable restricted period multiplied by the number of Restricted Share Units vesting, less any deductions for taxes and fees). In addition, holders of Restricted Share Units would have the ability to elect to satisfy any applicable withholding taxes by directing that a portion of the Restricted Share Units that are to be settled on the expiration of a restricted period or on a deferred payment date be surrendered to the company for cancellation.  The number of Restricted Share Units to be surrendered would be calculated by dividing the amount of applicable withholding taxes by the closing trading price of the common shares

2014 Management information circular	9

on the TSX on the last trading day prior to the relevant date (rounded to the nearest whole number). All Restricted Share Units surrendered pursuant to either of the above provisions would be returned to the pool.

If the proposed amendment to the Restricted Share Plan is approved the total number of common shares reserved for that plan minus common shares already issued under the plan, will be 19,221,517 common shares, representing approximately 1.68% of the number of outstanding common shares.

Form of Resolution

WHEREAS it is desirable to amend the Kinross Gold Corporation Restricted Share Plan (“Restricted Share Plan”) to increase the number of common shares of the Corporation made available under the Restricted Share Plan;

BE IT RESOLVED THAT:

1.           The Restricted Share Plan be amended to increase the maximum number of common shares made available for the Restricted Share Plan from 20,000,000 to 35,000,000.

2.           The Restricted Share Plan be amended to include a provision whereby holders of Restricted Share Units (other than members of the Senior Leadership Team) can surrender their Restricted Share Units vesting in 2014 to the company in exchange for the cash value of the common shares that would otherwise have been issued.

3.           The Restricted Share Plan be amended to include a provision whereby holders of Restricted Share Units can elect to satisfy any applicable withholding taxes by surrendering a portion of their Restricted Share Units to the company for cancellation in exchange for the company satisfying the applicable withholding taxes on the holder’s behalf.

In order to be effective, the foregoing resolution must be approved by a majority of the votes cast.

The named proxyholders (if named as proxy) intend to vote the common shares represented by such proxy for the amendment to the Restricted Share Plan, unless the shareholder has directed in the proxy that such common shares be voted against it.

The board of directors of the company recommends that the shareholders of the company vote for the amendment to the Restricted Share Plan.

6 — Advisory vote on approach to executive compensation

Our compensation program seeks to attract, retain, motivate and reward executives through competitive pay practices which reinforce Kinross’ pay-for-performance philosophy and focus executive interests on developing and implementing strategies that create and deliver value for shareholders. Kinross believes that its compensation programs are consistent with those objectives, and are in the best interest of shareholders. Detailed disclosure of our executive compensation program is provided under “Compensation” starting on page 20.

In 2011, the board adopted a policy to hold a non-binding advisory vote on the approach to executive compensation as disclosed in the management information circular at each annual meeting. This shareholder vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation. Voting results since inception of the policy are provided on page 23 under the heading “Say on pay and shareholder engagement”.

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2014 annual meeting of shareholders of the company.”

10	Kinross Gold Corporation

Approval of this resolution will require that it be passed by a majority of the votes cast by shareholders thereon in person and by proxy. Because your vote is advisory, it will not be binding upon the board. However, the human resource and compensation committee will take into account the results of the vote when considering future executive compensation arrangements.

The named proxyholders (if named as proxy) intend to vote the common shares represented by such proxy for approval of the advisory resolution on Kinross’ approach to executive compensation, unless the shareholder has directed in the proxy that such common shares be voted against it.

The board of directors of the company recommends that the shareholders of the company vote for the advisory resolution on the approach to executive compensation disclosed in this management information circular.

Other business

Management does not intend to introduce any other business at the meeting and is not aware of any amendments to the matters to be considered at the meeting. If other business or amendments to the matters to be considered at the meeting are properly brought before the meeting, proxies appointing the named proxyholders as proxyholders will be voted in accordance with their best judgement.

2015 shareholder proposals

The Ontario Business Corporations Act permits certain eligible shareholders to submit shareholder proposals to the company, which may be included in a management proxy circular relating to an annual meeting of shareholders. The final date by which the company must receive shareholder proposals for the annual meeting of shareholders in 2015 is March 9, 2015.

2014 Management information circular	11

About the nominated directors

The following table sets forth certain information with respect to all persons proposed to be nominated by management for election as directors. Shareholders can vote for or withhold from voting on the election of each director on an individual basis. Unless authority is withheld, the named proxyholders, if named as proxy, intend to vote for these nominees. All of the nominees have established their eligibility and willingness to serve as directors. Unless stated otherwise, the information set out below is current as of December 31, 2013.

Toronto, Ontario
Canada

Director since
January 19, 1994

Skill/area of experience(7)
●  Managing or leading growth
●  Senior officer
●  Operations
●  Information technology
●  Investment banking/mergers &
 acquisitions
●  Financial literacy
●  Communications, investor
     relations, public relations and
     media
●  Governance/board

John A. Brough (67) | Independent

Mr. Brough retired as President of both Torwest Inc. and Wittington Properties Limited, real estate companies on December 31, 2007, a position he had held since 1998. From 1996 to 1998, Mr. Brough was the Executive Vice President and Chief Financial Officer of iSTAR Internet, Inc. Between 1974 and 1996, he held a number of positions with Markborough Properties, Inc., his final position being Senior Vice President and Chief Financial Officer, which position he held from 1986 to 1996. Mr. Brough is an executive with over 30 years of experience in the real estate industry. Mr. Brough holds a Bachelor of Arts (Economics) from the University of Toronto and he is a Chartered Professional Accountant, Chartered Accountant. Mr. Brough has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management. Mr. Brough is a member of the Institute of Corporate Directors and the Institute of Chartered Professional Accountants of Ontario.

2013 general meeting election voting results
Vote Type			Number of shares voted	% on total number of share voted		% on total outstanding shares of the company
For				695,931,559	98.42	60.97
Withheld				11,186,672	1.58	0.98
Non Votes				69,767,099		6.11
Spoiled				nil		nil

2013 board and committee membership						Attendance
Board of directors						12 of 12 (100%)
Audit and risk						5 of 5 (100%)
Human resource and compensation						7 of 7 (100%)

Public board memberships				Board committee memberships
Silver Wheaton Corp. First National Financial Corp Canadian Real Estate Investment Trust (CREIT)				Audit (Chair), Governance and nominating Lead Director, Audit (Chair) Audit (Chair), Investment

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs ($)(1)	Meets share ownership guidelines(2)
2013	nil	15,152	61,068	76,220	684,182	Yes – 109%
2012	nil	15,152	34,256	49,408	533,875
Change	nil	nil	26,812	26,812	150,307

12	Kinross Gold Corporation

Thornhill, Ontario
Canada

Director since
October 26, 2005

Skill/area of experience(7)
●  Managing or leading growth
●  International
●  Senior officer
●  Operations
●  Mining or global resource
    industry
●  Corporate responsibility and
     sustainable development
●  Government relations

Planned retirement(6)
2016

John K. Carrington (70) | Independent

Mr. Carrington was the Vice-Chairman and a director of Barrick from 1999 through 2004. Prior to that, Mr. Carrington was the Chief Operating Officer of Barrick from 1996 until February 2004. He has also occupied the functions of President and Executive Vice President, Operations of Barrick in 1997 and 1995 respectively. Prior to Barrick, Mr. Carrington occupied officerships in other mining companies, including Noranda Minerals Inc., Brunswick Mining & Smelting Inc. and Minnova Inc. Mr. Carrington holds a Bachelor of Applied Science (Mining Engineering) and a Masters of Engineering (Mining). He is a member of the Association of Professional Engineers of Ontario.

2013 general meeting election voting results
Vote Type			Number of shares voted	% on total number of share voted		% on total outstanding shares of the company
For			698,022,698		98.71	61.15
Withheld			9,095,533		1.29	0.80
Non Votes			69,767,099			6.11
Spoiled			nil			nil

2013 board and committee membership						Attendance
Board of directors						12 of 12 (100%)
Corporate governance and nominating						3 of 3 (100%)
Corporate responsibility Operations and technical						4 of 4 (100%) 4 of 4 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs ($)(1)	Meets share ownership guidelines(2)
2013	nil	4,200	105,126	109,326	1,088,468	Yes – 173%
2012	nil	4,200	57,037	61,237	821,295
Change	nil	nil	48,089	48,089	267,173

Toronto, Ontario
Canada

Director since
May 31, 1993

Skill/area of experience(7)
●   Managing or leading growth
●  International
●  Senior officer
●  Operations
●  Investment banking/mergers &     acquisitions
●  Financial literacy
●  Communications, investor
     relations, public relations and
     media
●  Corporate responsibility and      sustainable development
●  Government relations
●  Governance/board
●  Legal

John M. H. Huxley (68) | Independent

Mr. Huxley was most recently a Principal of Algonquin Management Inc., and the manager of the Algonquin Power Income Fund, since 1997 until his retirement in 2006. Prior to that, he was the President of Algonquin Power Corporation, a builder, developer and operator of hydroelectric generating facilities in Canada and the United States. He holds a Bachelor of Laws degree from Osgoode Hall Law School. He is also a member of the Institute of Corporate Directors.

2013 general meeting election voting results
Vote Type			Number of shares voted	% on total number of share voted		% on total outstanding shares of the company
For				696,112,584	98.44	60.99
Withheld				11,005,647	1.56	0.96
Non Votes				69,767,099		6.11
Spoiled				nil		nil

2013 board and committee membership						Attendance
Board of directors						11 of 12 (92%)
Audit and risk						5 of 5 (100%)
Human resource and compensation						7 of 7 (100%)
Corporate governance and nominating						7 of 7 (100%)

Public board memberships Board committee memberships
Elgin Mining Inc.

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs ($)(1)	Meets share ownership guidelines(2)
2013	nil	41,337	86,855	128,192	1,511,052	Yes – 240%
2012	nil	41,337	61,560	102,897	1,368,509
Change	nil	nil	25,295	25,295	142,543

2014 Management information circular	13

Toronto, Ontario
Canada

Director since
August 3, 2011

Skill/area of experience(7)
●  Managing or leading growth
●  International
●  Senior officer
●  Operations
●  Investment banking/mergers & acquisitions
●  Financial literacy
●  Communications, investor relations, public relations and media
●  Corporate responsibility and sustainable development
●  Government relations
●  Governance/board

Kenneth C. Irving (53) | Independent

Mr. Irving was, until July 2010, the CEO of Irving Oil Limited, having led the company’s operations and business development initiatives for over 10 years beginning in the late 1990s. From April 1983 he held various front-line and management positions within Irving Oil. He received his Bachelor of Arts (Economics and Social Science) from Bishop’s University.

2013 general meeting election voting results
Vote Type			Number of shares voted	% on total number of share voted		% on total outstanding shares of the company
For			692,329,303		97.91	60.65
Withheld			14,788,928		2.09	1.30
Non Votes			69,767,099			6.11
Spoiled			nil			nil

2013 board and committee membership						Attendance
Board of directors						12 of 12 (100%)
Corporate governance and nominating						6 of 7 (86%)
Corporate responsibility						4 of 4 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs ($)(1)	Meets share ownership guidelines(2)
2013	nil	nil	38,453	38,453	292,507	N/A(3)
2012	nil	nil	16,754	16,754	171,134
Change	nil	nil	21,699	21,699	121,373

The Woodlands, Texas
U.S.A.

Director since
March 3, 2003

Skill/area of experience(7)
●  Managing or leading growth
●  International
●  Senior officer
●  Operations
●  Mining or global resource industry
●  Corporate responsibility and sustainable development
●  Government relations

Planned retirement(6)
2015

John A. Keyes (70) | Independent

Mr. Keyes held the position of President and Chief Operating Officer of Battle Mountain Gold Company from 1999 until his retirement in 2001. Prior to that, he served as the Senior Vice President - Operations for Battle Mountain Gold Company with responsibilities for operations in United States, Canada, Bolivia, Chile and Australia. Mr. Keyes received his Bachelor of Science Mine Engineering degree from Michigan Technological University and completed an executive Masters of Business Administration program at the University of Toronto. Mr. Keyes has graduated from the Director’s Education Program at the University of Toronto, Rotman School of Management. He is also a member of the Institute of Corporate Directors.

2013 general meeting election voting results
Vote Type			Number of shares voted	% on total number of share voted		% on total outstanding shares of the company
For				698,013,855	98.71	61.15
Withheld				9,104,376	1.29	0.80
Non Votes				69,767,099		6.11
Spoiled				nil		nil

2013 board and committee membership						Attendance
Board of directors						12 of 12 (100%)
Corporate governance and nominating						3 of 3 (100%)
Corporate responsibility						4 of 4 (100%)
Operations and technical						4 of 4 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs ($)(1)	Meets share ownership guidelines(2)
2013	nil	16,000	78,237	94,237	970,909	Yes – 154%
2012	nil	15,000	43,482	58,482	768,455
Change	nil	1,000	34,755	35,755	202,454

14	Kinross Gold Corporation

Miramar Beach, Florida
U.S.A.

Director since
April 3, 2013

Skill/area of experience(7)
●  Managing or leading growth
●  International
●  Operations
●  Mining or global resource industry
●  Corporate responsibility and sustainable development
●  Government relations

John A. Macken (62) | Independent

Mr. Macken is currently Chairman and Independent Director of Western Lithium USA Corporation, having served on the board since 2008 and as Chairman since June 2012. He retired as President of Ivanhoe Mines Ltd. in April 2012, a position he held since January 2004. He was the company’s Chief Executive Officer from May 2006 to October 2010, and was a member of the Executive Committee since March 2005. Prior to joining Ivanhoe, Mr. Macken spent 19 years with Freeport-McMoRan Copper and Gold Inc. From 1996 to 2000, he held the position of Senior Vice-President Strategic Planning and Development, and from 1995 to 1998 he headed the phased expansion of the Grasberg mining complex in Indonesia. He was Chairman of SouthGobi Resources Ltd. from June 2007 to October 2009, and remained a director until April 2012.

Mr. Macken holds Bachelor of Arts and Bachelor of Engineering degrees from Trinity College Dublin, Ireland. He sits on the Development Board of the School of Engineering at Trinity College Dublin.

2013 general meeting election voting results
Vote Type			Number of shares voted	% on total number of share voted		% on total outstanding shares of the company
For				697,921,115	98.70	61.14
Withheld				9,197,116	1.30	0.81
Non Votes				69,767,099		6.11
Spoiled				nil		nil

2013 board and committee membership						Attendance
Board of directors						7 of 7 (100%)
Corporate responsibility						3 of 3 (100%)
Operations and technical						4 of 4 (100%)

Public board memberships				Board committee memberships
Western Lithium USA Corporation				Nomination and Compensation committees

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs ($)(1)	Meets share ownership guidelines(2)
2013	nil	nil	15,045	15,045	75,165	N/A(4)
2012	N/A	nil	N/A	nil	nil
Change	nil	nil	15,045	15,045	75,165

Vancouver, British Columbia
Canada

Director since
October 26, 2005

Skill/area of experience(7)
●  Managing or leading growth
●  International
●  Operations
●  Mining or global resource industry
●  Investment banking/mergers & acquisitions
●  Corporate responsibility and sustainable development
●  Government relations
●  Governance/board

Catherine McLeod-Seltzer (53) | Independent

Ms. McLeod-Seltzer has been the non-Executive Chairman and a director of Bear Creek Mining since 2003 and was the non-executive/independent Chairman and a director of Pacific Rim Mining Corp until November, 2013. She had been an officer and director of Pacific Rim Mining Corp. since 1997. From 1994 to 1996, she was the President, Chief Executive Officer and a director of Arequipa Resources Ltd., a publicly traded company which she co-founded in 1992. From 1985 to 1993, she was employed by Yorkton Securities Inc. as an institutional trader and broker, and also as Operations Manager in Santiago, Chile (1991-92). She has a Bachelor’s degree in Business Administration from Trinity Western University.

2013 general meeting election voting results
Vote Type			Number of shares voted	% on total number of share voted		% on total outstanding shares of the company
For				683,306,172	96.63	59.86
Withheld				23,812,059	3.37	2.09
Non Votes				69,767,099		6.11
Spoiled				nil		nil

2013 board and committee membership						Attendance
Board of directors						12 of 12 (100%)
Corporate responsibility						1 of 1 (100%)
Human resource and compensation						7 of 7 (100%)
Operations and technical						4 of 4 (100%)

Public board memberships				Board committee memberships
Bear Creek Mining Corporation
Lowell Copper Ltd.
Major Drilling Group International Inc.				Compensation and Safety
Troon Ventures				Compensation

Securities held
Year	Common share warrants (#)	Common share (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs ($)(1)	Meets share ownership guidelines(2)
2013	nil	12,296	62,273	74,569	788,499	Yes – 125%
2012	nil	12,296	40,334	52,630	665,195
Change	nil	nil	21,939	21,939	123,304

2014 Management information	15

Halifax, Nova Scotia
Canada

Director since
March 7, 1995

Skill/area of experience(7)
●  Managing or leading growth
●  International
●  Operations
●  Information technology
●  Human resources
●  Investment banking/mergers & acquisitions
●  Financial literacy
●  Communications, investor relations, public relations and media
●  Government relations
●  Governance/board

John E. Oliver (64) | Independent

Mr. Oliver retired after 41 years of working in retail corporate and investment banking at the Bank of Nova Scotia.   He was Executive Managing Director and Co-Head of Scotia Capital U.S., Bank of Nova Scotia leading specialists groups in oil and gas, technology, real estate, diversified industries and leisure and gaming. Mr. Oliver is Chair of the Canadian Museum of Immigration, a Federal Crown Corporation and Vice Chair, Autism Nova Scotia. He was appointed the Independent Chairman of the company in August 2002.

2013 general meeting election voting results
Vote Type			Number of shares voted	% on total number of share voted		% on total outstanding shares of the company
For				694,832,374	98.26	60.87
Withheld				12,285,857	1.74	1.08
Non Votes				69,767,099		6.11
Spoiled				nil		nil

2013 board and committee membership						Attendance
Board of directors, chair						12 of 12 (100%)
Human resource and compensation						7 of 7 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs ($)(1)	Meets share ownership guidelines(2)
2013	nil	7,360	156,005	163,365	1,622,818	Yes – 258%
2012	nil	7,360	114,916	122,276	1,390,904
Change	nil	nil	41,089	41,089	231,914

Calgary, Alberta
Canada

Director since
April 3, 2013

Skill/area of experience(7)
●  Managing or leading growth
●  International
●  Senior officer
●  Operations
●  Mining or global resource industry
●  Investment banking/mergers & acquisitions
●  Financial literacy
●  Corporate responsibility and sustainable development
Una M. Power (49) | Independent

Ms. Power is currently CFO and SVP, Corporate Planning and Business Development, of Nexen Inc., a former publicly-traded company that is a wholly-owned subsidiary of CNOOC Limited. During her career with Nexen Inc., spanning 22 years from 1992 to present, she has held various positions in areas covering financial reporting, financial management, investor relations, business development, strategic planning and investment. From 2009 to 2011, she was SVP, Corporate Planning and Business Development; from 2002 – 2009, Treasurer; from 1998 – 2002, Controller; and, from 1997 – 1998, Manager, Investor Relations. Prior to joining Nexen Inc., Ms. Power was Senior Auditor with Deloitte & Touche from 1989 to 1992, and was staff auditor with Peat Marwick from 1987 to 1989.

Ms. Power is a Chartered Professional Accountant, Chartered Accountant and a Chartered Financial Analyst. She has completed the Advanced Management Program at the Wharton Business School, United States and INSEAD, France.

2013 general meeting election voting results
Vote Type			Number of shares voted	% on total number of share voted		% on total outstanding shares of the company
For				697,819,075	98.68	61.14
Withheld				9,299,156	1.32	0.81
Non Votes				69,767,099		6.11
Spoiled				nil		nil

2013 board and committee membership						Attendance
Board of directors						7 of 7 (100%)
Audit and risk						3 of 3 (100%)
Operations and technical						4 of 4 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs ($)(1)	Meets share ownership guidelines(2)
2013	nil	nil	30,717	30,717	153,462	N/A(4)
2012	N/A	nil	N/A	nil	nil
Change	nil	nil	30,717	30,717	153,462

16	Kinross Gold Corporation

Toronto, Ontario
Canada

Director since
January 5, 2005

Skill/area of experience(7)
●  Managing or leading growth
●  Investment banking/mergers & acquisitions
●  Financial literacy
●  Communications, investor relations, public relations and media
●  Governance/board

Planned retirement(6)
2015

Terence C. W. Reid (72) | Independent

Mr. Reid retired as Vice-Chairman of CIBC Wood Gundy in 1997 after a career there spanning 31 years during which he provided investment banking services to many of Canada’s leading corporations. He subsequently acted as a consultant in the electricity industry and helped develop an internet start-up business. Between 2001 and 2003 he was president of Laketon Investment Management, a Canadian investment asset manager. Mr. Reid has served on a number of investment industry committees and was the Chairman of the Montreal Stock Exchange. Mr. Reid holds a Diploma in Law from the University of Witwatersrand, Johannesburg and a Masters in Business Administration from the University of Toronto. Mr. Reid is a graduate of the Director Education Program of the Institute of Corporate Directors.

2013 general meeting election voting results
Vote Type	Number of shares voted	% on total number of share voted	% on total outstanding shares of the company
For	697,939,528	98.70	61.15
Withheld	9,178,703	1.30	0.80
Non Votes	69,767,099	6.11
Spoiled	nil	nil

2013 board and committee membership	Attendance
Board of directors	12 of 12 (100%)
Audit and risk	5 of 5 (100%)
Corporate governance and nominating	4 of 4 (100%)
Corporate responsibility	1 of 1 (100%)

Public board memberships	Board committee memberships
Pizza Pizza Royalty Income Fund	Audit

Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)	Total at-risk value of common shares and DSUs ($)(1)	Meets share ownership guidelines(2)
2013	nil	5,000	126,901	131,901	1,496,111	Yes – 237%
2012	nil	5,000	82,110	87,110	1,244,384
Change	nil	nil	44,791	44,791	251,727

Toronto, Ontario
Canada

Director since
August 1, 2012

Skill/area of experience(7)
●  Managing or leading growth
●  International
●  Senior officer
●  Operations
●  Mining or global resource industry
●  Investment banking/mergers & acquisitions
●  Financial literacy
●  Communications, investor relations, public relations and media
●  Corporate responsibility and sustainable development
●  Government relations

J. Paul Rollinson (52) | Chief Executive Officer

Paul Rollinson was appointed to the Kinross Board and as Chief Executive Officer on August 1, 2012.  He was appointed Executive Vice-President, Corporate Development in September 2009 after having joined Kinross as Executive Vice-President, New Investments, in September 2008.

Prior to joining Kinross, Mr. Rollinson had a long career in investment banking spanning 17 years. From June 2001 to September 2008, he worked at Scotia Capital where his final position was Deputy Head of Investment Banking. During his time with Scotia, he was responsible for the mining, power/utilities, forestry and industrial sectors. From April 1988 to June 2001 he worked for Deutsche Bank AG, where his final position was Managing Director/Head of Americas for the mining group, and before that, from 1994 to April 1998 he was a senior member of the mining team at BMO Nesbitt Burns. Mr. Rollinson has an Honours BSc in Geology from Laurentian University and an M. Eng. in Mining from McGill University.

2013 general meeting election voting results
Vote Type	Number of shares voted	% on total number of share voted	% on total outstanding shares of the company
For	698,038,761	98.72	61.15
Withheld	9,079,470	1.28	0.80
Non Votes	69,767,099	6.11
Spoiled	nil	nil

2013 board and committee membership(5)	Attendance
Board of directors	12 of 12 (100%)

Public board and committee memberships: none

Securities held
Year	Common share warrants (#)	Common shares (#)	Restricted Share Units RSUs (#)	Total common shares and RSUs (#)	Total at-risk value of common shares and RSUs ($)(1)	Meets share ownership guidelines(2)
2013	nil	155,082	550,933	706,015	6,935,554	Yes – 1,101%
2012	nil	89,043	355,073	444,116	5,613,419
Change	nil	66,039	195,860	261,899	1,322,135

Options held
Date granted	Expiry date	Exercise price ($)	Options granted and vested (#)	Total unexercised (#)	At-risk value of options unexercised ($)
23/02/09	23/02/14	23.74	27,906	27,906	–
22/02/10	22/02/15	19.23	96,558	96,558	–
22/02/11	22/02/18	16.25	101,977	152,966	–
21/02/12	21/02/19	10.87	65,590	196,769	–
17/09/12	17/09/19	9.98	48,795	146,384	–
19/02/13	19/02/20	8.03	nil	455,318	–
Total	340,826	1,075,901	–

2014 Management information circular	17

Toronto, Ontario
Canada

Director since
April 3, 2013

Skill/area of experience(7)
●  Managing or leading growth
●  Operations
●  Human resources
●  Financial literacy
●  Communications, investor relations, public relations and media

Ruth G. Woods (55) | Independent

Ms. Woods is currently the non-lawyer Chief Operating Officer of Osler, Hoskin & Harcourt LLP, one of Canada’s leading business law firms, a position she has held since January 2008. In 2006, she joined Hugessen Consulting Inc., an executive compensation consulting firm specializing in board advisory work, in which she was a partner until 2008. From 1984 to 2006, Ms. Woods was with Scotia Capital, where she held various positions in areas covering investment banking, human resources, compensation plan design, marketing, communications, and strategic planning. From 1997 to 2006, she was Managing Director and Head of Human Resources; from 1995 to 1997,  Managing Director, Strategy and Special Projects; from 1991 to 1995, Senior Vice President and Chief Administrative Officer, Investment Banking.  Prior to that, she was an investment banker.

Ms. Woods has an undergraduate degree in Mathematics from the University of Waterloo and an MBA in Finance from the Rotman School of Management, University of Toronto. She is the Chair of the Board of Royal St. George’s College and past Chair of the Board of Trustees of The Bishop Strachan School.  She was a founding director of Women in Capital Markets where she is currently a member of the Advisory Committee.

2013 general meeting election voting results
Vote Type			Number of shares voted		% on total number of share voted	% on total outstanding shares of the company
For				697,871,930	98.69	61.14
Withheld				9,246,301	1.31	0.81
Non Votes				69,767,099		6.11
Spoiled				nil		nil

2013 board and committee membership						Attendance
Board of directors						7 of 7 (100%)
Corporate governance and nominating						4 of 4 (100%)
Human resource and compensation						5 of 5 (100%)
Public board and committee memberships: none
Securities held
Year	Common share warrants (#)	Common shares (#)	Deferred Share Units (“DSUs”) (#)	Total common shares and DSUs (#)		Total at-risk value of common shares and DSUs ($)(1)	Meets share ownership guidelines(2)
2013	nil	nil	30,090	30,090		150,330	N/A(4)
2012	N/A	nil	N/A	nil		nil
Change	nil	nil	30,090	30,090		150,330

1.	Book value was calculated using the grant price for DSUs and RSUs and the cost at the time of purchase for common shares.
2.
The board has established a policy requiring each independent director to hold a minimum value of common shares and/or DSUs, determined as a multiple of his/her annual board membership retainer, as follows:

● 3 times by/after December 31, 2013
See “Share ownership” for independent directors on page 28. For Mr. Rollinson, see “Share ownership” on page 33.
3.	Mr. Irving was appointed to the Board on August 3, 2011 and has until August 2, 2016 to meet his shareholding requirement.
4.	Mr. Macken and Mses. Power and Woods were appointed to the Board on April 3, 2013 and each have until April 2, 2018 to meet his/her shareholding requirement.
5.	Mr. Rollinson is not a member of any board committee as, due to being Chief Executive Officer, he is not an independent director.
6.	Pursuant to the company’s mandatory retirement policy, these directors intend to retire and not stand for re-election to the board at the meeting of shareholders in the year specified.
7.	See “Skills and experience” on page 71 for a description of such skills/experience.

For a discussion regarding directors’ compensation, please refer to page 27.

The skills and experience of the directors, in areas that are important to the company, are identified and tracked in a matrix. The skills matrix, which is updated annually, can be found under the section entitled “Governance” on page 66.

Kinross encourages continuing education for its current directors.  Details regarding various continuing education events held for, or attended by, Kinross’ directors during the financial year 2013 can be found under the section entitled “Role of the board of directors” on page 69.

Over the next three years, the following directors are intending to retire and not stand for re-election at the meeting of shareholders in the year specified opposite from their names.

Director	Retirement
John A. Keyes	2015
Terence C. W. Reid	2015
John K. Carrington	2016

18	Kinross Gold Corporation

Cease trade orders, bankruptcies, penalties or sanctions

On April 14, 2005, the Ontario Securities Commission issued a definitive management cease trade order which superseded a temporary management cease trade order dated April 1, 2005 against the directors and officers of the company, at the time, in connection with Kinross’ failure to file its audited financial statements for the year ended December 31, 2004.

The missed filings resulted from questions raised by the Securities and Exchange Commission about certain accounting practices related to the accounting for goodwill. A similar order dated July 6, 2005 was issued by the Nova Scotia Securities Commission against Mr. John E. Oliver who is a resident of such province. These management cease trade orders affected all of the directors, other than Messrs. Irving, Macken and Rollinson and Mses. Power and Woods, and were lifted on February 22, 2006 when Kinross completed the necessary filings following the SEC’s acceptance of Kinross’ accounting treatment for goodwill.

Other than as disclosed above, no director is, or within the ten years prior to the date hereof has:
a)	been a director or executive officer of any company (including the company) that, while that person was acting in that capacity,
i.	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days;
ii.
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

iii.
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

b)
become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Committee membership and independence

The table below shows the Board Committee membership of each independent director as of December 31, 2013.

Committees
Independent directors	Audit and risk committee	Corporate governance and nominating committee	Corporate responsibility committee	Human resource and compensation committee	Operations and technical committee
John Brough	chair			√
John Carrington			√		chair
John Huxley	√	chair		√
Kenneth Irving		√	√
John Keyes			chair		√
John Macken			√		√
Catherine McLeod-Seltzer				√	√
John Oliver				chair
Una Power	√				√
Terence Reid	√	√
Ruth Woods		√		√

2014 Management information circular	19

Our senior leadership team as of December 31, 2013:
J. Paul Rollinson, Chief Executive Officer
Tony S. Giardini, Executive Vice-President and Chief Financial Officer
Brant E. Hinze, President and Chief  Operating Officer
Geoffrey P. Gold, Executive Vice-President, Corporate Development and Human Resources & Chief  Legal Officer
James Crossland, Executive Vice-President, Corporate Affairs

Compensation

Letter to shareholders

Our compensation programs are designed to align executive interests with Kinross’ long-term strategy and shareholder interests, and to reinforce the company’s operating performance and execution of strategic objectives. We accomplish this in a number of ways, including:  rewarding the creation of shareholder value and exceptional performance; linking a portion of pay to both corporate and individual performance; including medium- and long-term equity-based incentives as a significant portion of compensation; and requiring executives to hold a specified amount of common shares.

Delivering on our commitments for operational excellence
This past year was Kinross’ first full year under the leadership of our new Chief Executive Officer (CEO), Paul Rollinson, and a smaller senior leadership team comprised of four executives.  It was a very strong year for Kinross operationally, in which the company met or outperformed guidance on production and costs. The company undertook a number of key steps to enhance alignment with shareholder expectations, including successfully executing our “Way Forward” strategy, and re-focusing strongly on maximizing margins and cash flow at every stage of the mining cycle. Notwithstanding this strong performance, the board and senior management are also mindful of the significant drop in total shareholder returns. While it was a difficult year for all gold producers, management’s willingness to take early and decisive action on a number of fronts was instrumental in helping Kinross preserve its financial strength and flexibility in this challenging environment. Overall, the board believes that Kinross management and employees delivered outstanding performance in the controllable areas of the business in 2013, while also making the difficult decisions required to best position the company for long-term success and value creation.

Highlights of the company’s results against our operational and business objectives for 2013 included the following:
●	Consistently met or outperformed guidance on production, cost of sales, and all-in sustaining costs;
●	Outperformed key competitors on year-over-year change in operating cash flow per share and all-in sustaining cost reduction;
●	Achieved industry-leading health and safety performance;
●	Delivered the Dvoinoye project on time and on budget;
●
Applied the principle of quality over quantity to all phases of the mining cycle, and made tough decisions based on this mindset, including ceasing development in Ecuador, suspending production at La Coipa (Chile), and applying a fully-loaded cost methodology and a $1,200 gold price for mineral reserve estimation;

●	Significantly reduced capital expenditures in 2013 (by approximately $600 million compared with 2012);
●
Reduced overhead expenses by 12%, through regional consolidation, streamlining, and headcount reduction; Extended the term of our credit facilities, repaid our convertible debt, and suspended the dividend in a lower gold price environment to maintain balance sheet strength;

●	Achieved encouraging exploration results at targets outside existing Tasiast resource, at Kupol, and at La Coipa;
●	Achieved operating cost and recovery enhancements at Paracatu;
●	Built on strong stakeholder relations in host communities, and maintained our listing on the Dow Jones Sustainability World Index for the third consecutive year.

2013 compensation decisions
Our compensation decisions for 2013 reflected an exceptionally strong operational year and success in delivering on business objectives, while also considering relative performance and total shareholder returns.  An initial assessment of company performance against our 2013 Four Point Plan objectives for determining short-term incentives led to a corporate performance rating of 118%. Notwithstanding these strong operational results, Kinross’ share price declined

20	Kinross Gold Corporation

over the year, along with that of other major gold companies. Taking into consideration total shareholder returns, the human resource and compensation committee in consultation with senior management decided to reduce this rating to 110% for the senior leadership team.  (Further details regarding the 2013 Kinross Four Point Plan objectives and results that form the basis for the board’s company-wide performance rating can be found on pages 46 to 48.)

2013 Performance Highlights:
Operational results are the primary drivers of short-term incentive compensation determinations.  Shareholder returns may be considered in awarding bonus payouts.  For 2013, negative shareholder returns did impact overall short-term incentive payouts for the senior leadership team.

●	Best-in-class safety performance
●	Met or outperformed guidance on cost and production
●	Maintained and enhanced strong balance sheet
●	Dvoinoye delivered on time, on budget
Kinross’ long-term incentive compensation programs are designed to be aligned with shareholder returns and Kinross’ philosophy of paying for shareholder value creation.  In accordance with our compensation philosophy we note that the vesting of the restricted performance share units (RPSUs) in February 2014 was determined considering the three-year relative total shareholder returns for the period ending December 31, 2013 (weighted at 40%), as well as three operational metrics.  As a result of Kinross’ performance against these metrics over that three-year period, only 58% of the units granted were vested. Also, the value at the time of vesting, considering both the percent vesting and the change in share price since the date of grant, was only 24% of the value reported in the Summary Compensation Table for 2010.  Further, a valuation on December 31, 2013 of all equity granted to the named executive officers (NEOs) from their date of hire showed that this equity had lost 74% of its grant date value.

2013 Compensation Highlights:
●	Company rating used to calculate the short-term incentive for NEOs: 110%
●	Proportion of total direct compensation in the form of equity: 61% for NEOs
●	Realizable value of equity: 26% of grant date value
●	Equity mix: 40% RPSUs, 40% RSUs and 20% Options for CEO

The human resource and compensation committee is responsible for recommending the compensation for the CEO.  Mr. Rollinson’s salary was increased at the time of his promotion to CEO in August 2012, and while it was below the median of the comparator group, the committee, in consultation with the CEO,  recommended no increase in 2013. Considering his performance and accomplishments in 2013, the committee made the following recommendations for Mr. Rollinson:
●
While the committee recognized his overall performance as exceeding expectations, a final rating of “Successful” and a short-term incentive payment at target was felt to reflect both the excellent company and individual performance, as well as the low shareholder returns;

●
Mr. Rollinson’s total direct compensation includes 86% “at-risk” pay (21% in short-term incentives, and 65% in equity incentives), and his equity included a meaningful portion which is subject to future company performance with 40% granted in the form of RPSUs, 20% as stock options, and 40% as restricted share units (RSUs);

●	Equity incentives and total direct compensation are below the median of the comparator group, again to reflect a year of significant accomplishments, offset by the poor share price performance; and
●	An increase in base salary for 2014 to CAD$1,300,000, which is at or below the median of the comparator group.

The year-over-year increase in Mr. Rollinson’s total compensation of 55% is largely due to his being in the CEO role for the full year in 2013 compared to only five months in 2012.   Mr. Rollinson’s 2013 short-term incentive substantially increased relative to 2012 as a result of his and the committee’s decision that he not take a cash bonus in 2012. The board approved the committee’s recommendations regarding the target level of Mr. Rollinson’s total direct compensation, his incentive compensation for 2013, and his base salary for 2014.  The committee and the board also reviewed and approved the compensation provided to the other NEOs.  Further information relating to the performance assessment of the CEO and other NEOs can be found on pages 52 to 55.

Evolving our compensation program
Each year, the human resource and compensation committee reviews the company’s compensation programs to ensure they are aligned with the company’s objectives, best practices and shareholder interests.  In addition, the committee completes an annual risk review of the compensation programs to confirm that there is a balanced approach to managing risk, and that appropriate governance policies and practices are in place to mitigate any

2014 Management information circular	21

potential incentive for excessive risk-taking, inappropriate decision-making or misconduct. The committee also considers feedback from shareholders as well as governance groups.  Members of the board and the committee meet with shareholders regularly. Also, since 2012, we have invited shareholders to cast an annual non-binding advisory vote, or “say on pay”, on Kinross’ approach to executive compensation.

A number of changes were made to our compensation programs in 2012 that were positively received by shareholders, including:
●	the adoption of a compensation recoupment (or “clawback”) policy;
●	double-trigger change of control provisions for all executives including the CEO;
●	a reduction in the CEO’s target bonus, and in target compensation levels for all NEOs; and
●	an increase in the proportion of equity incentives granted in the form of RPSUs.

In 2013, we made further adjustments to align our programs with shareholder feedback, best practices and the long-term interests of shareholders, while continuing to ensure our programs were competitive and conducive to retention:
●
Reduced severance payments on change of control: For new executives appointed as members of the senior leadership team, the severance payable on change of control will be limited to two times salary, bonus and benefits.

●
Increased proportion of RPSUs and reduced options: We have again increased the “at-risk” proportion of equity our senior leadership team receives in the form of RPSUs so that they now represent 40% of the CEO’s total equity grant, and one-third of the total equity grant for all other NEOs.  At the same time, we have reduced the proportion granted in the form of options to 20% for the CEO, and 33% for all other NEOs. It is our intention to further increase the proportion of RPSUs next year so that all NEOs receive a minimum of 40% of their equity in the form of RPSUs.

●
Revised measures for short-term incentive plan: For 2014, we have identified a small number of strategic company measures that are highly aligned to long-term shareholder interests, and will be used to measure company performance in determining short-term incentive plan payments for NEOs.  This will make it easier for shareholders to understand the performance measures that drive compensation for our senior leadership team, and the way in which these incentives are calculated.

●
Revised equity plans: We have revised our restricted share plan and share option plan to use the shares authorized for issuance by our shareholders more efficiently, and to reduce the dilution rate from operating such plans.  Further details on the amendments which require shareholder approval can be found on pages 8 to 10, and on our equity programs on pages 38 to 43.

Directors’ compensation
The human resource and compensation committee also reviews directors’ compensation annually. Following this review, and considering the current share price environment, the committee determined that no change would be made to the level of directors’ compensation in 2013 or 2014.  All directors continue to receive a minimum of 50% of their board membership retainer in deferred share units.

Conclusion
While we continue to review and evolve our compensation program, we believe that it is market competitive, aligned with our Way Forward strategy and shareholders’ interests, and effective in attracting and retaining a high-performing senior leadership team without encouraging undue risk-taking. In 2014, we will continue to welcome shareholder feedback on our performance, policies and practices, including our approach to executive compensation, as we review best practices and adjust our programs as necessary.

Sincerely,
John Oliver
Chairman of the Board and Chair of the Human Resource and
Compensation Committee

22	Kinross Gold Corporation

Compensation governance

Compensation oversight
Oversight of Kinross’ director and executive compensation programs falls under the human resource and compensation committee.

Five directors currently sit on the human resource and compensation committee. The board determined that the composition of the committee should include the chair of the board and the chairs of the corporate governance and nominating committee and the audit and risk committee so that the human resource and compensation committee may derive the benefit of their expertise in their respective fields.

The committee also includes directors with ongoing direct industry involvement and relevant legal background, resulting in a well-rounded skill and knowledge base. All such directors are independent, and their average tenure on the human resource and compensation committee is more than ten years.

All of the human resource and compensation committee members have gained experience in human resources and compensation matters by serving as senior executives of major organizations and were directly involved in the design, review and implementation of evolving changes to major compensation programs at such organizations. In addition, one member has specific experience and expertise in executive compensation and human resources management, and two members serve on the compensation committees of other public issuers.

All of the members of the human resource and compensation committee are financially literate.

Two human resource and compensation committee members are also members of the audit and risk committee thus helping ensure that material risks identified by the audit and risk committee are considered in determining executive compensation.

You can find more information about the background, experience and independence of each human resource and compensation committee member by reading their profiles under “About the nominated directors”, starting on page 12.

Say on pay and shareholder engagement

In 2011, Kinross implemented a non-binding advisory vote to provide shareholders with an opportunity to vote on the company’s approach to executive compensation. Following each annual general meeting, all voting results, including the results of the “say on pay” vote, are publicly filed under the company’s profile on the SEDAR website at www.sedar.com.  Our “say on pay” voting results are summarized below.

Year	Votes “for” (%)
2011	95.67
2012	78.47
2013	78.34

The “say on pay” vote is just one of the ways the company engages with its shareholders. As outlined under “About shareholder engagement” on page 79, Kinross is committed to meaningful communication with its shareholders on a number of issues, including executive compensation. Over the past year, Kinross board members and senior executives have engaged with shareholders and other stakeholders on numerous occasions about compensation and other matters. We have also made changes to our compensation practices which reflect feedback received from shareholders, among other considerations.

2014 Management information circular	23

Managing risk

Within the context of Kinross’ risk oversight practices, the human resource and compensation committee seeks to approve compensation programs which motivate executives to take action to fulfill the business objectives of the company’s strategy without taking undue risks.

Our compensation program for executives includes a number of important compensation and governance best practices which we believe help mitigate risk in this program:

What we do
✓	Link incentive compensation measures to strategic and annual objectives
✓	Use diversified measures to assess company performance, and individual performance in order to provide a balanced approach to incentives and avoid undue focus on any particular measure
✓	Cover a range of time periods in our incentive plans to ensure an appropriate balance of short-term objectives, and longer term performance measurement (from one to seven years)
✓
Tie pay to performance by having more than 80% of NEO total direct compensation “at-risk”, with annual incentive awards determined based on operational and relative performance, which mitigates undue focus on short-term results

✓
Align realized pay to total shareholder returns (TSR), by providing a significant portion of total compensation in equity awards, and increasing the weighting on performance-based equity and decreasing the weighting on stock options

✓	Use an independent compensation advisor
✓	Apply board discretion, upward and downward, as appropriate to address exceptional circumstances not contemplated by the performance measures
✓	Align interests of executives with those of shareholders through meaningful share ownership guidelines
✓	Provide shareholders with a “say-on-pay”
✓	Maintain compensation recoupment policies
✓	Maintain double-trigger change of control provisions in executive agreements
✓	Conduct an annual risk review of compensation programs and include a number of risk mitigation measures in our compensation programs
✓	Implement equity plans that prohibit option cash buyouts and repricing
✓	Prohibit the senior leadership team, executives, employees and directors from hedging personal holdings against a decrease in the price of our common shares
What we don’t do
☒	Provide guaranteed minimum payouts on incentive plans or guaranteed vesting levels for restricted performance share units
☒	Credit additional years of service not earned in the retirement plan
☒	Provide future executive agreements that provide severance benefits exceeding two times base salary, bonus and benefits
☒	Provide loans to executives
☒	Provide excise tax gross-ups for change-in-control payments

Annual risk review

Each year, the human resource and compensation committee completes a risk review of the compensation programs, policies and practices for executives and other employees.

This includes a review of both the performance measures and compensation plan designs to assess whether they collectively provide a balanced approach to risk. The goal is to ensure that there is appropriate governance in place to mitigate the risk of compensation practices providing incentives for excessive risk-taking, inappropriate decision-making or fraud.

24	Kinross Gold Corporation

As part of their compensation risk review in 2013, the human resource and compensation committee completed the following:

Reviewed Kinross’ global compensation programs
Process
The human resource and compensation committee reviewed Kinross’ existing compensation programs, practices and documentation in the context of:
●  incentive plan performance measures, compensation plan funding, incentive plan performance periods, pay mix, goal setting and leverage, controls and processes;
●  Canadian Securities Administrators’ examples of potential situations that could encourage an executive officer to expose the company to inappropriate or excessive risks; and
●  key business risks.

Outcome
The human resource and compensation committee has reviewed Kinross’ compensation programs and practices, and has not identified any compensation programs or practices that could motivate decision makers, individually or collectively, to take actions that could have a significant negative impact on the organization.  Furthermore, the human resource and compensation committee is comfortable that Kinross’ key business risks and related performance measures are appropriately considered in our incentive plans.

Stress-tested the senior leadership team’s compensation
Process
The human resource and compensation committee reviewed possible combinations of compensation outcomes to determine the range of potential realized compensation under the current plans, as follows:
●  base salary fixed at current levels;
●  short-term incentive payouts at 50% of target,100% of target, and maximum of 150% of target;
●  share prices ranging from -20% up to highest share price forecast by analysts; and
●  RPSUs vesting at 50%, 100% and 150% of granted units.
In addition, the human resource and compensation committee reviewed the impact of share price on the number of units granted to each executive.

Outcome
The human resource and compensation committee is satisfied that the range of possible outcomes delivered by Kinross’ compensation programs is appropriate and provides for alignment with performance. In addition, the committee is comfortable that the potential range of realized gains on outstanding long-term incentive awards is aligned to the creation of shareholder value. Our compensation plans are capped at the date of grant, so maximum compensation amounts are quantifiable in advance of making decisions about short-term incentive payouts and equity grants.

Reviewed realizable pay

The human resource and compensation committee reviewed the grant date value of equity compensation as compared to both realizable and realized pay for each executive as part of their review of Kinross’ compensation programs, and the pay for performance alignment.

Independent advice

The human resource and compensation committee has retained Mercer Canada Ltd. (Mercer) as its independent advisor since 2002 to review and advise the committee on market practices in executive compensation plan design and governance, as well as competitive market benchmarking. Mercer’s mandate includes:
●	competitive market benchmarking analysis for the senior leadership team;
●	competitive market benchmarking analysis for the independent directors; and
●	review and advice relating to market practices in executive compensation plan design (cash and equity incentive plans, pay and equity mix, benefits and perquisites) and governance.

Although Mercer provides independent advice to the human resource and compensation committee, the decisions reached by the committee reflect factors and considerations beyond the information and recommendations provided by Mercer.

In respect of fiscal 2013, Mercer conducted a competitive benchmarking analysis for the senior leadership team and independent directors, provided assistance with the drafting of the management information circular disclosure, and updated the committee regarding governance matters.  Mercer attended all or part of the human resource and compensation committee meetings.

The human resource and compensation committee must pre-approve services that Mercer provides to the company at the request of management with respect to executive compensation related services.  From time to time Mercer and affiliate organizations may provide services to the company that are not related to executive compensation. The

2014 Management information circular	25

human resource and compensation committee reviews and considers those services and fees annually, but does not pre-approve such services that may be provided.

Below is a summary of the fees paid to Mercer for its services to the human resource and compensation committee as well as fees paid to affiliates of Mercer for their unrelated services to the company, for the last two fiscal years ended December 31, excluding applicable taxes.

	2013		2012
Services provided	(US$)(1)		(US$)(1)
Executive compensation-related fees	$97,595	Executive compensation-related fees	$86,997
Competitive benchmarking analysis for the NEOs and independent directors		Assistance in developing the comparator group for competitive benchmarking
Assistance with drafting of proxy disclosure		Competitive market benchmarking analysis for NEOs
Governance updates		Attendance at human resource and compensation committee meetings
Attendance at human resource and compensation committee meetings
Other fees – Mercer	$66,366	Other fees – Mercer	$134,000
Published surveys, industry forums and data		Published surveys and data
Pension support in Brazil		Pension support in Brazil
		Consulting support in Ecuador and for expats
Other fees - affiliated organizations	$1,995,311		$1,920,000
Marsh Canada Limited - insurance brokerage fees		Marsh Canada Limited - insurance brokerage fees
National Economic Research Associates, Inc. - economic analysis of a potential liability
Oliver Wyman - economic analysis of a potential liability

1. Fees paid to Mercer were converted to United States dollars for the purposes of this table using the following exchange rates:

Currency:	2013	2012
Canadian dollars (CAD/USD):	1.0636	0.9949
Brazilian reals (BRL/USD):	2.3426	2.0435

26	Kinross Gold Corporation

Compensation discussion and analysis

Directors

Approach
The board retains the services of Mercer to complete a market review of the competitiveness of Kinross’ director compensation program.  In completing this review, Mercer reviews and analyzes the proxy circulars of companies included in the pre-approved Kinross comparator group (as described under “Market and peer reviews” on page 30) and develops a standardized methodology to compare the total value of programs across these companies and contrast this market view with the current arrangements for the Kinross board.  In completing their analysis, Mercer also reviews market trends in director compensation and detailed market data. The board decided not to change the directors’ compensation for 2013.

Retainers and fees

The board has established a flat fee structure for all independent directors. The annual board membership retainer payable to independent directors is $210,000. Effective April 1, 2012, at least 50% of the board membership retainer is required to be paid in DSUs. On an annual basis, an independent director can also elect to receive a greater percentage of his or her board membership retainer in DSUs.

The chairs of each of the corporate governance and nominating, corporate responsibility, human resource and compensation, and operations and technical committees receive an additional $30,000; other members of each of these committees receive an additional $15,000 per committee; members of the audit and risk committee receive an additional $20,000 and the chair of the audit committee receives an additional $70,000.

The independent chair receives an additional $235,000 but does not receive any fees for acting as a committee chair. In addition, independent directors (other than the independent chair) receive a travel fee of $2,000 per trip for travel outside of Toronto to the board/committee meetings.

Independent directors are also entitled to reimbursement of their reasonable board related expenses.

The following table sets out details of the flat fee structure for independent directors for 2013:
2013 fees (CAD $)
Board chair	$235,000(1)
Board member	$210,000

Chair – Audit and risk committee	$70,000
Chair – Corporate responsibility, Corporate governance and nominating, Human resource and compensation or Operations and technical committees	$30,000(2)

Member – Audit and risk committee	$20,000
Member – Corporate responsibility, Corporate governance and nominating, Human resource and compensation or Operations and technical committees	$15,000

1.	For 2013, $445,000 in total with the inclusion of his board membership retainer.
2.	Mr. Oliver, as the independent chair of the board, does not receive a fee for being chair of the human resource and compensation committee.

As CEO of the company, Mr. Rollinson is a non-independent director. As such, he does not receive any director retainer or fees, and is compensated solely as an officer of Kinross (see “Compensation discussion and analysis” for executives starting on page 30).  A summary of the compensation earned by Mr. Rollinson for 2013 is provided in the “Summary compensation table” on page 56.

Deferred share units

The main purpose of the deferred share unit (DSU) plan is to strengthen the alignment of interests between the independent directors and the shareholders, by linking a portion of annual independent director compensation to the future value of the common shares.

2014 Management information circular     27

A DSU is an amount owed by Kinross to the director holding it having the same value as one common share, but which is not paid out until such time as the director terminates service on the board, thereby providing an ongoing equity stake in Kinross throughout the director’s period of service.

DSUs are vested at the time of grant. Only independent directors of Kinross and its affiliates can receive DSUs. Dividends paid by Kinross prior to payment of the DSUs are credited to each holder of DSUs in the form of additional DSUs. The number of DSUs held by that holder multiplied by the amount of the per share dividend, divided by the closing share price on the date of the payment of the dividend, determines the additional DSUs to be credited for dividends.

The number of DSUs granted to an independent director on the last day of each quarter in respect of his or her current quarter compensation is determined by dividing the value of the portion of the director’s flat fee to be paid in DSUs by the closing price of the common shares on the TSX on the business day immediately preceding the date of grant.

At such time as an independent director ceases to be a director, Kinross will make a cash payment to the director, equal to the market value of a common share on the date of departure, multiplied by the number of DSUs held on that date.

As CEO of the company, Mr. Rollinson is a non-independent director. As such, he does not receive any DSUs and is compensated solely as an officer of Kinross (see “Compensation discussion and analysis” for executives starting on page 30). A summary of the compensation earned by Mr. Rollinson for 2013 is provided in the “Summary compensation table” on page 56.

Share ownership

In 2007, the board established a policy requiring each independent director to hold a minimum value of common shares and/or DSUs, determined as a multiple of his/her annual board membership retainer, as follows:
●	3 times by/after December 31, 2013
However, new directors have five years from the date of their election to reach the share ownership requirement.

In the event an independent director’s holdings fall below the minimum requirement at or after the applicable due date, the director will be required to top-up his or her holdings by fiscal year-end to meet the requirement. Since April 1, 2012, all directors have been required to receive a minimum of 50% of their board membership retainer in DSUs irrespective of when the director joined the board and whether or not their minimum shareholding requirement has been met.

The following table outlines the aggregate value of the common shares and DSUs held by each independent director who was on the board as of December 31, 2013 and whether he or she met Kinross’ independent director share ownership requirement as of that date.
Name	Eligible share holdings CAD ($)(1)	Exceeds share ownership requirement by CAD ($)	Multiple of board retainer	Met current requirement
J. Brough	684,182	54,182	3.3	Yes
J. Carrington	1,088,468	458,468	5.2	Yes
J. Huxley	1,511,052	881,052	7.2	Yes
K. Irving(2)	292,507	N/A	1.4	N/A(2)
J. Keyes	970,909	340,909	4.6	Yes
J. Macken(3)	75,165	N/A	0.4	N/A(3)
C. McLeod-Seltzer	788,499	158,499	3.8	Yes
J. Oliver	1,622,818	992,818	7.7	Yes
U. Power(3)	153,462	N/A	0.7	N/A(3)
T. Reid	1,496,111	886,111	7.1	Yes
R. Woods(3)	150,330	N/A	0.7	N/A(3)

1.	Book value was calculated using the grant price for DSUs and the cost at the time of purchase for common shares.
2.	Mr. Irving was appointed to the Board on August 3, 2011 and has until August 2, 2016 to meet his shareholding requirement.
3.	Mr. Macken and Mses. Power and Woods were appointed to the Board on April 3, 2013 and each have until April 2, 2018 to meet his/her shareholding requirement.

28      Kinross Gold Corporation

As CEO of the company, Mr. Rollinson’s share ownership requirements are described under “Share ownership” on page 33.

Directors’ 2013 fees earned and proportion taken in DSUs

The following table sets out the fees earned by independent directors who served as directors during 2013 and the proportion of fees taken in the form of DSUs.

Name	Board Member- ship Retainer	Indepen- dent Chair Retainer	Committee Chair Retainer	Committee Fees	Travel Fee(1)	Total Fees	Portion of fees taken in cash and/or DSUs	Total DSUs value vested or earned	Value of outstanding DSUs
	US$	US$	US$	US$	US$	US$	(other than travel and special committee fees)	US$(2)	as at Dec 31, 2013 US$
J. Brough	223,357	N/A	74,452	15,954	6,382	320,145	50% in cash, 50% in DSUs	130,880	302,027
J. Carrington	223,357	N/A	23,931	15,954	2,127	265,369	100% in DSUs	234,962	519,928
J. Huxley	223,357	N/A	31,908	37,226	12,763	305,254	50% in cash, 50% in DSUs	122,006	429,564
K. Irving	223,357	N/A	N/A	31,908	2,127	257,392	50% in cash, 50% in DSUs	106,478	190,179
J. Keyes	223,357	N/A	31,908	15,954	19,145	290,364	25% in cash, 75% in DSUs	169,699	386,941
J. Macken(3)	167,518	N/A	N/A	23,931	12,763	204,212	50% in cash, 50% in DSUs(4)	74,412	74,409
C. McLeod-Seltzer	223,357	N/A	N/A	31,908	19,145	274,410	50% in cash, 50% in DSUs	106,478	307,987
J. Oliver	223,357	249,947	N/A	N/A	N/A	473,304	50% in cash, 50% in DSUs	197,428	771,562
U. Power(3)	167,518	N/A	N/A	27,920	14,890	210,328	100% in DSUs(4)	151,923	151,919
T. Reid	223,357	N/A	N/A	37,226	6,382	266,964	100% in DSUs	217,393	627,622
R. Woods(3)	167,518	N/A	N/A	23,931	N/A	191,449	100% in DSUs(4)	148,823	148,818
TOTAL	2,289,410	249,947	162,199	261,912	95,724	3,059,194		1,660,482	3,910,956

1.	Travel fees are paid in cash for all directors.
2.	Includes value at grant date of DSUs for compensation earned in fiscal 2013 and dividends paid in fiscal 2013 in the form of additional DSUs including dividends on DSUs that vested in prior years.
3.	For part of the year as Mr. Macken and Mses. Power and Woods were appointed to the Board and respective Board Committees in April, 2013.
4.
Deferred Share Unit Plan was amended on May 16, 2013 to permit individuals who are first appointed or elected to serve as directors to make elections to receive director compensation in the form of DSUs during the calendar year in which they are first appointed or elected.  Prior to May 16, 2013, Mr. Macken and Mses. Power and Woods received their director compensation in the form of cash.

5.	Compensation is paid in Canadian dollars and was converted to United States dollars for purposes of this table using an exchange rate of CAD $1.00 = US$ 0.940200
6.	Please refer to the narrative under “Deferred share units” on page 27 for a description of the methodology used to grant and value DSUs.

2014 Management information circular     29

Compensation discussion and analysis

Executives

Philosophy and approach
 In 2013 Kinross updated its statement of its compensation philosophy for the senior leadership team to more clearly articulate the key objectives of this program, as well as the key features which support meeting these objectives, as follows:

Our compensation programs will …	Through …
Align executive interests with Kinross’ long term strategy and those of shareholders	●	Rewarding the creation of shareholder value and exceptional performance, without encouraging undue risk-taking
	●	Including medium and long term equity-based incentives as a significant portion of annual compensation
	●	Requiring executives to hold common shares
Reinforce Kinross’ operating performance and execution of strategic objectives	●	Linking a portion of compensation to corporate performance, including annual operating performance
	●	Linking a portion of compensation to individual performance, including behaviours that support Kinross values
Enable Kinross to attract and retain high performing executives	●	Competitive pay practices (including internal equity), considering relevant mining and industry benchmarks and other factors
Align pay and performance in a way that is transparent and understood by all stakeholders	●	Clear and complete disclosure of executive compensation approach and rationale

Kinross’ executive compensation program covers the senior leadership team: the CEO and his direct reports, who form the NEOs for 2013. This program includes base pay, a short-term cash incentive, medium- and long-term equity incentives, as well as pension and other benefits.

Annual review and decision-making
Meeting the objectives of the company’s executive compensation program requires careful consideration of several key factors:
●	market comparators
●	compensation elements and mix
●	executive share ownership
●	paying for performance

It also requires diligent oversight and alignment with prudent risk-taking, as described under “Compensation governance” on page 23.

The human resource and compensation committee reviews each of these factors and the program as a whole on an annual basis to satisfy itself that they continue to be fair, competitive, and aligned with the objectives of the compensation program. Details on changes made as a result of the review in 2013 are described in the following sections.

Market and peer reviews

To ensure that our executive compensation program continues to “enable Kinross to attract and retain high performing executives”, the human resource and compensation committee approves the companies making up Kinross’ comparator group on an annual basis. In 2013, the committee considered companies that are similar to Kinross in size, scope, complexity of operations; and that are appropriate and reflective of the companies with which Kinross competes for executive management talent and/or capital. To be included in our comparator group, a company:
●	Is in a related industry, subject to similar challenges (capital-intensive; long project cycles; cyclical market);

30     Kinross Gold Corporation

●	Has similar market capitalization (generally between one-half and two times that of Kinross, with some exceptions for key gold comparators);
●	Is headquartered in Canada or the US (except key gold comparators); and
●	Has operations in more than one country, facing some political risk and geographic diversity.

As a result of this review, the committee decided to make several changes to the companies included in the comparator group.  Comparing the 2013 comparator group to that used in 2012:
●	15 companies are the same as 2012;
●	3 companies were added (two gold companies: AngloGold Ashanti, Gold Fields; and one other mining / capital intensive company: Agrium);
●
5 companies were removed (one gold company: IAMGOLD, as its market capitalization over the last three year period has been substantially smaller than that of Kinross; one other mining company: Southern Copper, which is significantly larger and has a very different corporate structure; and three oil and gas companies: Cenovus, Nexen and Penn West, based on size, listing status, and scope of operations).

The following is the complete list of companies in the 2013 comparator group (by market cap):

		Market cap (US$millions)
		Average
Company	Industry	(2010-2012)	Dec 31/12	Kinross’ Percent Rank:
Barrick Gold Corporation	Gold	$44,001	$35,037	Dec 31/12 Market Cap: 33% 3 year avg Market Cap: 50% Revenue: 39% Income: 56% Assets: 44% Employees: 60%
Goldcorp Inc	Gold	$34,641	$29,829
Newmont Mining Corporation	Gold	$27,448	$23,068
Teck Resources Limited	Diversified Metals & Mining	$23,692	$21,158
Noble Energy Inc.	Oil & Gas Exploration & Production	$15,012	$18,211
Newcrest Mining Ltd	Gold	$23,525	$17,693
AngloGold Ashanti Ltd.	Gold	$15,590	$16,372
Agrium Inc.	Fertilizers & Agricultural Chemicals	$12,711	$14,848
EnCana Corporation	Oil & Gas Exploration & Production	$19,420	$14,550
Pioneer Natural Resources Company	Oil & Gas Exploration & Production	$10,055	$13,149
Yamana Gold Inc.	Gold	$10,103	$12,937
Talisman Energy Inc.	Oil & Gas Exploration & Production	$16,627	$11,595
Gold Fields Ltd.	Gold	$10,470	$11,044
Eldorado Gold Corp	Gold	$9,091	$9,190
Agnico-Eagle Mines Ltd.	Gold	$9,353	$9,018
Cameco Corporation	Coal & Consumable Fuels	$10,018	$7,785
Peabody Energy Corp.	Coal & Consumable Fuels	$11,581	$7,147
Cliffs Natural Resources Inc.	Precious Metals & Minerals	$8,967	$5,496

The compensation data gathered for the companies in the comparator group is referenced when determining a starting base salary for new executives, when considering annual total compensation awards (base salary increases, short-, medium- and long-term incentives) for the company’s senior leadership team, as well as when reviewing other elements of the total compensation provided (e.g. pension and benefits) and market best practices. In addition, the human resource and compensation committee also reviews compensation levels of companies in the S&P TSX 60 to understand the position of Kinross’ compensation relative to the general Canadian market.

Each compensation element for each NEO is reviewed against the 50th percentile and the 75th percentile for comparable positions within the comparator group. In line with its pay-for-performance philosophy and the objective of attracting and retaining industry-leading talent, the company seeks to provide total compensation between the 50th and 75th percentiles based on company and individual performance. Other factors can influence the position of an executive’s total compensation including the number of applicable comparator positions, internal equity, unique roles and responsibilities and exceptional performance. Emphasis is placed on incentive or “at-risk” compensation. Where executive performance is below expectations, total compensation would be lower relative to the market; where

2014 Management information circular     31

executives achieve exceptional results, it will result in higher total compensation. However, in all cases the comparator data is used as a reference and guideline, and other factors are considered by the human resource and compensation committee in determining compensation for executives.

Compensation mix

To meet the objectives of the Kinross executive compensation program, Kinross has chosen to use a variety of forms of compensation, including base pay and “at-risk” compensation (short-, medium- and long-term incentives), as well as pension and benefits. Kinross believes this mix will enable us to attract and retain a top calibre senior leadership team, align their interests with Kinross’ long term strategy and the interests of shareholders, and reinforce Kinross’ strategic performance and execution of strategic objectives. The human resource and compensation committee has established a target pay mix for senior executives. The target mix is reviewed annually to ensure that it continues to be effective, and adjustments are made from time to time as necessary. When annual compensation recommendations are prepared, actual mix is reviewed and adjustments to compensation may be made to better align proposed compensation to the target pay mix.

The mix in direct compensation achieved in 2013 for Kinross’ Chief Executive Officer and the average mix for the other members of the senior leadership team is set out below. Further details regarding each element of compensation can be found under “Components” starting on page 36.

2013 compensation mix – CEO
J. Paul Rollinson	Actual (US$)
Base salary	1,128,240
Short-term incentive	1,692,360
Equity - RSUs	2,071,825
Equity - RPSUs	2,071,825
Equity - options	1,035,912
Total equity	5,179,562

2013 average compensation mix – Other NEOs
Other NEOs (excluding CEO)	Actual (US$)
Base salary	638,161
Short-term incentive	758,436
Equity - RSUs	652,468
Equity - RPSUs	652,467
Equity - options	652,467
Total equity	1,957,402

The mix of medium- and long-term incentive components is also reviewed annually. Kinross introduced restricted performance share units (RPSUs) as part of the 2008 annual compensation awards, with a weighting of 5% of total equity awards. Since then, the human resource and compensation committee has increased the weighting on RPSUs four times: to 20% of the company’s equity grant in 2009, 25% in 2011, and to 33% for the CEO and certain other NEOs in 2012 (30% for the others).  For the 2013 grant, based on a review of competitor practices and to further emphasize the link between compensation and performance, the weighting on RPSUs was increased to 40% of equity granted to the CEO, and 33% for all other NEOs, with the expectation that all NEOs will receive a minimum of 40% of their equity grant in the form of RPSUs for 2014.  Over this same period, the weighting on options has decreased from 40% of equity granted to 20% for the CEO in 2013.

32	Kinross Gold Corporation

In all other aspects the human resource and compensation committee concluded that the company’s compensation mix in 2013 met its stated objectives.

Share ownership

An important objective of Kinross’ executive compensation plan is to align executive interests with Kinross’ long term strategy and the interests of shareholders.  To accomplish this objective, we include medium- and long-term equity-based incentives as a significant portion of annual compensation, and require the senior leadership team to hold common shares.

Kinross implemented a share ownership policy for its senior executives in December 2006, and then reviewed and updated it to increase the share ownership requirements in February 2008, and to include a portion of an executive’s restricted performance share units in the calculation in 2012.  No change is planned to the policy in 2014.

Under this policy, NEOs and certain other senior executives are required to hold a minimum value in common shares, restricted share units and/or restricted performance share units (but not options), determined as a multiple of his or her average year-end base salary for the most recent three years (average salary). Senior executives must meet this requirement within three years of being hired or promoted to a level with a higher share ownership requirement.

The minimum share ownership requirements are as follows:
●	CEO: 5 times average salary
●	other NEOs: 3 times average salary.

The value held is determined as the greater of book value or market value of the common shares and/or restricted share units (including 80% of restricted performance share units) held by the executive.

The following table shows the status of each NEO’s holdings relative to the share ownership requirements on December 31, 2013. All of Kinross’ NEOs who have reached the deadline for achieving their share ownership requirements have met or exceeded their requirements. Only Mr. Giardini has yet to meet his requirement, and has until December 3, 2015 to do so (three years from his date of hire).

	Eligible share holdings (1)				2013 share ownership
			Required		Holdings
			multiple of	Required value	multiple of	Multiple of
	Units	Value (2),(3)	average	(4)	average	Requirement	Deadline to meet
Name	(#)	(US$)	salary	(US$)	salary	Met (3)	requirement (5)
J. Paul Rollinson	646,646	6,048,680	5x	4,653,990	6.5	1.3	August 1, 2015
Tony S. Giardini	115,319	767,638	3x	1,791,081	1.3	0.4	December 3, 2015
Brant E. Hinze	522,591	4,430,069	3x	2,322,294	5.7	1.9	October 1, 2013
Geoffrey P. Gold	389,483	4,071,880	3x	1,682,958	7.3	2.4	January 1, 2011
James Crossland	272,758	2,706,559	3x	1,480,815	5.5	1.8	January 1, 2011
1.
Common shares and RSUs (including 80% of RPSUs) but not options.  For Mr. Rollinson, these holdings include: 254,089 RSUs (with a total value of $2,296,839), 237,476 RPSUs (with a total value of $1,888,512), and 155,082 common shares (with a total value of $1,863,329).

2.
The value held is determined as the greater of book value or market value. Book value was calculated using the share price at time of purchase, or the price at time of vesting in the case of vested RSUs/RPSUs, or the grant value for unvested RSUs/RPSUs.

3.	Book value is in Canadian dollars and was converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = 0.940200 US$.
4.	Based on the average year-end base salary for the years 2011, 2012 and 2013, converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = 0.940200 US$.
5.
The share ownership policy came into effect on January 1, 2008 and each of the NEOs had until January 1, 2011 to meet the ownership requirements, with the exception of new NEOs who have three years from date of hire or promotion to a role with higher share ownership requirements. Mr. Giardini joined the company on December 3, 2012 and has until December 3, 2015 to meet his requirements. Mr. Rollinson is subject to a higher share ownership requirement of 5x salary as a result of his promotion to CEO effective August 1, 2012, and while he has until August 1, 2015 to meet this increased requirement, he has already exceeded it.

2014 Management information circular	33

How we pay for performance

A substantial portion of the senior leadership team’s compensation is linked to the company’s performance: short-term incentive payments are determined based on annual company performance, while the realized value from equity incentives reflects share price performance over time.

Kinross’ annual operating performance objectives are laid out in its Four Point Plan.  Each year, the board approves the specific performance measures and associated metrics for the year, which are linked to the company’s core purpose of leading the world in generating value through responsible mining, and are aligned to the long-term strategy, as further discussed under “2013 Four Point Plan” on page 46.  More detailed tactics and objectives are cascaded through the organization to provide alignment with performance objectives.

At the end of the year, both individual and company performance is assessed based on Four Point Plan objectives. In addition, company performance is reviewed relative to competitor companies. Considering both absolute and relative performance, individual and company performance multipliers are established, and the target market position for each executive is determined. These decisions drive the calculation for the initial compensation recommendations for the senior leadership team, including the CEO, as outlined below.

After reviewing the initial compensation recommendations, the CEO and human resource and compensation committee make adjustments based on pay mix, internal equity, retention, and shareholder returns, as well as extraordinary circumstances.

For more information on the performance measures established for the company and each individual, as well as actual performance relative to these targets which was considered in establishing individual and company multipliers, see “Individual performance – Named executive officers”, starting on page 52.

Using discretion
Kinross seeks to foster a culture that encourages an objective assessment of performance and the exercise of appropriate discretion to adjust compensation to reflect unsatisfactory or exceptional performance. While the emphasis is on actual and relative performance, as well as competitive market data, the CEO and the human resource and compensation committee may also exercise discretion to reflect extraordinary events and prevailing circumstances and market conditions.

In 2013 the board, in consultation with and considering recommendations from the CEO, used its discretion to lower performance-based compensation awards based on relative shareholder returns and other factors, as follows:
●	reduced the company rating used in calculating the short-term incentive for NEOs from 118% to 110%;
●	reduced the CEO’s short-term incentive payment to target; and
●	reduced the CEO’s equity incentive such that total compensation was below the median of the comparator group.

34	Kinross Gold Corporation

Compensation approval process

The executive compensation process depends on assessing company and individual performance.

The annual cycle to measure performance, then determine and approve executive compensation, is as follows:

Company Four Point Plan
●    annual Four Point Plan objectives and measures developed by management based on Kinross strategic plan, and approved by the board
●    company objectives cascaded to establish regional, site, department and individual objectives

Ú
Performance		Comparator group
● executives and employees strive to achieve company, department and individual objectives; receive feedback on performance		● review of comparator group criteria for alignment with compensation strategy ● update of companies in comparator group, and approval by HRCC
Ú		Ú
Year end assessment – internal		Competitor data & executive holdings
● management assesses performance against company and department objectives ● CEO assesses performance of direct reports against individual objectives		● HRCC reviews previous year compensation awards by companies in comparator group ● HRCC reviews current executive equity holdings
Ú		Ú
Year end assessment - external		Market trends
● management assesses company performance and total shareholder returns relative to key industry competitors		● management and HRCC review current market trends, LTI mix, and elements of executive compensation
Ú		Ú
HRCC review		Compensation recommendations

●    HRCC reviews company performance against objectives and relative to key competitors
●    HRCC reviews and recommends company performance multiplier and RPSU performance vesting factor
●    HRCC reviews CEO performance and reviews and recommends CEO and NEO performance ratings
>
●    initial compensation recommendations for executives prepared based on performance and market data - includes incentive awards for most recent year, as well as potential merit increases for upcoming year

Ú
Review of recommendations
● HRCC reviews management recommendations and input from the independent consultant and provides counsel to the board
Ú
Board approval
● board approves executive compensation based on HRCC recommendations

The CEO evaluates his direct reports based on their performance against individual objectives and their contribution to overall company performance. He recommends performance ratings for them to the human resource and compensation committee for approval. The CEO and human resource and compensation committee may also exercise discretion when making incentive compensation decisions, as outlined under “Using discretion” above.

Details of the compensation granted to the NEOs are reported in the “Key summary tables” starting on page 56.

2014 Management information circular	35

Components

The table below summarizes the components of our 2013 executive compensation plan. More information about the individual components and mix can be found on pages 36 to 45.

Component	Form	Period	How we determine the award
Base salary	Cash (page 36)	One year	Based on role, market comparators, internal equity, individual experience and performance.
Short-term incentive	Cash (page 37)	One year	Target award is established based on market comparators and internal equity. Actual awards are based on company (60%) and individual (40%) performance, and consider overall pay mix guidelines.
Medium-term incentive	Restricted share units (RSUs) (pages 39 to 40)	Three years; vest in thirds over three years
Target award based on market comparators.
Actual awards may be above or below target based primarily on company and individual performance.
The human resource and compensation committee determines the mix of equity to be granted to NEOs for each calendar year. For 2013, RSUs made up 40% of the CEO’s aggregate medium- and long-term incentive award, and 33% for other NEOs.

	Restricted performance share units (RPSUs) (pages 40 to 42)	Three years; vest at end of three years, based on performance relative to targets
Target grant value based on market comparators.
Actual grant value may be above or below target grant value based primarily on company and individual performance.
Final amount vested is based on company performance relative to performance measures. For the 2013 grant, these measures were: relative total shareholder return; production; and all-in sustaining cost per ounce.
For the 2013 grant, RPSUs made up 40% of the CEOs aggregate medium- and long-term incentive award, and 33% for other NEOs.

Long-term incentive	Options (pages 42 to 43)	Seven year term; vest in thirds over three years
Target award based on market comparators.
Actual awards may be above or below target based primarily on company and individual performance.
For the 2013 grant, options made up 20% of the CEO’s aggregate medium- and long-term incentive award, and 33% for other NEOs.

Employee benefits and perquisites	Benefits and perquisites (page 43)	Ongoing	Based on market comparators. Includes life, accidental death, critical illness, and disability insurance, health & dental coverage, benefit reimbursement plan, security services, and other benefits.
	Employee share purchase plan (pages 43 to 44)	Continuous based on eligibility requirements	Employees including NEOs may contribute up to 10% of their base salary. 50% of the participant’s contribution is matched by the company on a quarterly basis.
Retirement allowance	Executive retirement allowance plan (page 45)	Ongoing	Based on market comparators. 15% of base salary and target bonus, accrued quarterly.

Base salary

To attract and retain a high-performing senior executive team, Kinross targets base salaries approximately between the 50th and 75th percentiles of the comparator group.

Base salaries paid to individual executives reflect:
●	the scope, complexity and responsibility of the position
●	salary levels for similar positions in Kinross’ comparator group
●	the executive’s previous experience
●	the executive’s performance.

Each year Kinross reviews competitive market data and completes individual performance assessments. Where necessary, base salaries are adjusted to reflect individual performance and remain competitive in the market. Executive salaries were reviewed in February 2013 and the decision was made not to increase salaries at that time.  Mr. Giardini received an increase in July 2013, after completing six months of employment with the company to better align his compensation with the market. Following a review of market data in February 2014, increases were approved for Mr. Rollinson, to bring his salary closer to the median of the market, and for Mr. Gold to reflect the additional responsibilities of his role. Further information regarding each executive’s 2013 base salary is provided with the “Summary compensation table” on page 56.

36	Kinross Gold Corporation

Short-term incentive plan

Kinross’ short-term incentive plan covers salaried employees across the company and is designed to reward company, site / region and individual performance in the most recent fiscal year. The targets for the year at each level are based on the company’s Four Point Plan, and focuses on operational metrics which are within the control of executives and employees. The senior leadership team short-term incentives (including the CEO) are calculated as follows:

Target incentive - Short-term incentive targets are established based on competitive market data and internal equity, and target levels are reviewed regularly for competitiveness. No adjustments were made to the short-term incentive targets for NEOs for 2013 or 2014.

Company performance multiplier - Each year, the board reviews company performance against the corporate objectives established in the Four Point Plan, as well as the company’s relative performance compared to its competitors. The board then determines the company performance multiplier which will apply to all participating employees. This multiplier can range from 0 – 150%. For senior executives, the company component makes up approximately 60% of their total short-term incentive. This weighting varies by level across the organization. For 2013, the board approved a company performance multiplier of 118% for employees, but reduced this to 110% for NEOs (for details, see “2013 company performance multiplier for the short-term incentive” on page 49).

For 2014, the senior executives will be measured on key company measures, with the intention to focus them on the strategic measures which drive longer term performance, and are most appropriate for senior executives. These measures will simplify performance evaluations for the senior executives, increase transparency of results, and be drivers of the Four Point Plan, which will continue to be used to assess company performance for all other participating employees.

Individual performance multiplier - The remaining 40% (approximately) of the short-term incentive is based on individual performance. The CEO reviews individual performance for his direct reports for the year against individual objectives aligned to the Four Point Plan, and determines an individual performance multiplier using the same range (0 – 150%). A similar review for the CEO’s performance is completed by the human resource and compensation committee. The assessment of individual performance is not a formulaic process and judgment is exercised in determining the individual performance multiplier to be applied. Details regarding individual performance and the resulting multipliers are provided under “Individual performance – Named executive officers”, starting on page 52.

Once the short-term incentive is calculated using the factors and formula outlined above, the pay mix is also reviewed, and adjustments may be made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for the senior leadership team to the target pay mix.

In addition, the CEO and human resource and compensation committee retain discretion to make adjustments to the final individual incentive payments based on factors such as market performance and competitive compensation, year-over-year performance and compensation, and internal equity.

The CEO and human resource and compensation committee also retain the right to exercise discretion when making short-term incentive compensation decisions to reflect extraordinary events, prevailing circumstances and market conditions. The board applied this discretion to the short-term incentive award for the CEO as outlined under “Using discretion”, on page 34.

2014 Management information circular	37

Medium-term and long-term incentives

Kinross provides both medium- and long-term equity incentive compensation with the following objectives:
●	align the interests of executives with those of shareholders
●	focus efforts on improving shareholder value and the company’s long-term financial strength
●	reward high levels of performance
●	provide incentive for high levels of future performance
●	provide a retention incentive to continue employment with the company by providing executive officers with an increased financial interest in the company.

Medium- and long-term incentives are granted as part of the company’s annual performance and compensation review, and may also be granted on hire, and in certain circumstances, as a result of a promotion. In determining eligibility and target grant levels for medium- and long-term incentives, the human resource and compensation committee considers competitive market practices, as well as internal equity and the potential of different roles to the organization.

The value of an individual’s actual annual grant is based on annual base salary, position, level of responsibility, long-term performance, potential, retention factors and contribution to the company. For senior executives, the value of the annual grant is established by determining the target positioning of total direct compensation relative to the comparator group based on individual and company performance. The human resource and compensation committee also considers each NEO’s existing holdings and outstanding awards (including previously granted awards) in determining the annual grant. The resulting pay mix is then reviewed with adjustments made to the proposed short-term incentive and/or planned equity awards to better align cash and equity for each NEO to the target pay mix. The CEO and the human resource and compensation committee may exercise discretion to reflect extraordinary events, prevailing circumstances and market conditions.

Once the total value of the grant has been determined, it is divided among the component elements of Kinross’ equity incentive plan: share options, restricted share units (RSUs), and restricted performance share units (RPSUs). Each year the human resource and compensation committee reviews the relative weighting of each component as compared to current competitive market practices and the objectives of the plan, and makes adjustments as needed.

Over the last 5 years, the committee has made a number of adjustments to the mix, consistently increasing the weighting on RPSUs, while decreasing the weightings on options as well as RSUs. The most recent increase was as part of the 2013 grant, where the committee decided to increase the weighting on RPSUs for the CEO from 33% for the grant with regard to 2012 performance, to 40% for 2013, with the intention of increasing it further to 50% for 2014. For all other NEOs, the weighting for 2013 has been increased to 33%, and will increase to 40% for 2014. The weighting of the components of the equity award for 2013 was as follows:

	Component	2011 policy weightings	2012 weightings	2013 weightings	Proposed 2014 weightings
CEO (1)	RPSUs	25%	33%	40%	50%
	RSUs	40%	33%	40%	30%
	Options	35%	33%	20%	20%
Other NEOs	RPSUs	25%	30%	33%	40%
	RSUs	40%	40%	33%	40%
	Options	35%	30%	33%	20%

1.	In 2012, the weightings applied to the CEO were also applied to the CFO and the President and COO

In 2009, Kinross implemented an automatic securities disposition plan (ASDP) to provide an opportunity for certain of its senior executives to sell a portion of the common shares issued on vesting of RSUs at times when they might otherwise be unable to do so due to restrictions under Canadian securities laws or trading blackouts imposed under Kinross’ insider trading policy.

38	Kinross Gold Corporation

Executives make an election to participate in the ASDP and may participate only if they meet Kinross’ minimum share ownership requirements (see page 33). The ASDP enables participating executives to automatically sell up to 25% of the common shares issuable to them following vesting of their RSUs. These common shares are sold by an independent securities broker following a pre-determined quarterly sales schedule. There are meaningful restrictions on an executive’s ability to modify or terminate their participation in the plan.

In 2013, no senior executives participated in the ASDP.

Restricted share units
Restricted share units, or RSUs, are granted under the Kinross restricted share plan. In determining the value of grants for the NEOs, the human resource and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the closing share price on the last trading day immediately preceding the date of grant. Each RSU is exercisable for one common share, without additional consideration, after the expiry of a restricted period established at the time of grant.

In February 2014, the following amendments were made to the restricted share plan which did not require shareholder approval:
●	to include an express consent by participants to the disclosure and transfer of personal information for plan administration purposes; and
●	to make various minor changes to improve clarity and consistency in the use of the language and to support the administration of the plan.

Key terms under the Restricted Share Plan that apply to all grants of RSUs include the following:

Eligibility	Employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual’s employer are eligible. Non-employee directors are not eligible to participate in this plan.
Restricted period	At least one-third of the RSUs in a particular grant are restricted until the first anniversary of the grant, one-third until the second anniversary of the grant and one-third until the third anniversary of the grant.
Deferred payment date	Canadian participants may elect to determine a deferred payment date, however they must give the company at least 60 days written notice before the restricted period expires. If a Canadian participant chooses to change a deferred payment date, written notice must be given to the company not later than 60 days before the deferred payment date to be changed.
Assignment	RSUs are not assignable.
Retirement or termination	During the restricted period: Any RSUs including restricted performance share units will automatically terminate, unless otherwise determined by the human resource and compensation committee. The human resource and compensation committee may exercise discretion to abbreviate the restricted period due to a participant’s termination of employment. However such discretion can be applied to no more than 10% of common shares authorized for issuance under the Restricted Share Plan, the Share Purchase Plan and the Share Option Plan.
After the restricted period and before any deferred payment date: Kinross will immediately issue the common shares issuable on the vesting of RSUs to the participant.
Death or disability	In the event of death or total disability, any RSUs held by the deceased or disabled participant will be immediately vested by the company.
Change of control	All RSUs outstanding will be immediately exercised for common shares, notwithstanding the restricted period or any deferred payment date. Change of control includes, among other things:
● a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders,
● a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company, or
● the acquisition by any person, entity or group of persons or entities acting jointly, resulting in any such person(s) or entity(ies) becoming a control person of the company.

2014 Management information circular	39

Dividends	When normal cash dividends are paid to holders of common shares, participants holding RSUs subject to a restricted period will be credited with dividend equivalents in the form of additional RSUs. The number of such additional RSUs will be calculated by:
	●	multiplying the amount of the dividend declared and paid per common share by the number of RSUs recorded in the participant’s account on the record date for the dividend payment, and
	●	dividing by the closing price of the common shares on the TSX on dividend payment date.
RSUs credited to a participant’s account as dividend equivalents will be subject to the same restricted period as the RSUs to which they relate.
Number of shares under the plan
The number of shares which may be issued under the Restricted Share Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Restricted Share Plan and cannot be increased without shareholder and regulatory approval.

RSUs which terminate prior to the lapse of the restricted period or are settled in cash do not reduce the number of shares which may be issued under the Restriced Share Plan.

For information on amendments which can be made to the plan, please see the “Plan amendments” section beginning on page 61.

Restricted performance share units
Beginning with the equity grant for 2008 (granted in February 2009), Kinross introduced restricted performance share units (RPSUs), which are RSUs with a performance element. RPSUs are granted under the Restricted Share Plan, and are subject to the key terms under the Restricted Share Plan as outlined above, including treatment on termination, death or disability, and change of control. In determining the value of grants for senior executives, the human resource and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of units granted to an eligible employee is determined by dividing the dollar value of the grant by the unit value determined using a “Monte Carlo” model for the relative total shareholder return (RTSR) portion of the RPSUs and the closing share price on the last trading day immediately preceding the date of grant for the other performance measures.

As with all grants under the restricted share plan, the grant of RPSUs is accompanied by a restricted share agreement which outlines the specific terms associated with that grant. The agreement associated with RPSUs generally includes the following additional terms:
●	the restricted period for RPSUs is three years (no RPSUs vest until the third anniversary of the grant); and
●	RPSU vesting is subject to company performance relative to established performance measures during the three associated calendar years.

The performance measures associated with the RPSU grant are reviewed each year and adjustments are made from time to time to align with company strategy. The following outlines the measures and percent vesting for all grants related to 2013:

Performance measure	Included in grant (weighting)	% vesting(1)	Measure frequency	Details
Relative total shareholder return (RTSR)	2009 (50%) 2010 (40%) 2011 (40%) 2012 (50%) 2013 (50%)	0% 0%	Three calendar years
Total shareholder return (TSR) performance over the three calendar years ranked against a reference group made up of two components:
1.Senior Gold Companies: Goldcorp, Barrick, Newmont, Yamana, AgnicoEagle
2.S&P TSX Global Gold Index
Performance of Senior Gold Companies is assessed using each company’s primary stock exchange. The TSR for each of Kinross, the Senior Gold Companies and the S&P TSX Global Gold Index will be determined for the three year period and Kinross’ ranking within that group will be determined (i.e., 1st, 2nd etc.).

Production cost of sales per gold equivalent ounce	2009 (25%) 2010 (20%) 2011 (20%)	24% 22%	Annual, average of the multiplier realized in each of the three years
The target is to meet production cost of sales guidance for each calendar year. Multipliers are set annually by the human resource and compensation committee (HRCC) based on the target level for the year. Production cost of sales is adjusted based on variance relative to budget for the following material assumptions: gold price, oil price, inflation and foreign exchange.

40	Kinross Gold Corporation

Performance measure	Included in grant (weighting)	% vesting(1)	Measure frequency	Details
Production	2009 (25%) 2010 (20%) 2011 (20%) 2012 (25%) 2013 (25%)	21% 23%	Annual, average of the multiplier realized in each of the three years	The target is to meet production guidance for each calendar year. Multipliers are set annually by the HRCC based on the target level for the year.
Gold reserves	2010 (20%) 2011 (20%)	13%	Annual, average of the multiplier realized in each of the three years	The target is to meet gold reserve targets as defined per calendar year. Multipliers are set annually by the HRCC based on the target level for the year.
All-in sustaining cost per gold ounce sold(2)	2012 (25%) 2013 (25%)		Annual, average of the multiplier realized in each of the three years
Target is to meet all-in sustaining cost per ounce targets set for each calendar year. The calculation of all-in sustaining cost for RPSUs is consistent with the figure publicly disclosed in 2013 as part of Kinross’ annual guidance (except for adjustments noted below), and is calculated from: by-product cost plus G&A (excluding severance), Business Development, Other Operating Costs (not related to growth), Exploration Expense (excl. offsite exploration), sustaining capital and other capital (interest and exploration). Multipliers are set annually by the HRCC based on the target level for the year.
All-in sustaining cost per ounce will be adjusted from the figure disclosed for variances relative to budget to the following material assumptions: gold price; oil price, inflation and foreign exchange.

1.
To date, three grants of RPSUs have vested, with vesting levels as follows: 37% of units granted for 2008 vested in February 2012; 45% of units granted for 2009 vested in February 2013; and 58% of units granted for 2010 vested in February 2014.

2.
All-in sustaining cost per gold ounce sold is a non-GAAP measure and may not be comparable to measures used by other companies. Management uses this measure internally and believes that it provides a better understanding of the cost of sustaining gold production. For further details see Kinross’ Management’s Discussion and Analysis for the year ended December 31, 2013.

The human resource and compensation committee has discretion to adjust performance measures in the event of extraordinary circumstances, and retains the right to modify the performance measures for future grants.

The number of RPSUs that vest based on company performance relative to each of the measures is determined based on a vesting schedule established for each grant. The RPSUs included in 2013 compensation and granted in February 2014 will vest based on the following schedule (with the production target and ranges, as well as the all-in sustaining cost per gold ounce sold target and ranges, also applying to the applicable prior grants):

Company performance over three year vesting period	Percent of units granted that will vest	Relative TSR ranking	Production (2014 range)	All-in sustaining cost per ounce (2014 range)
Maximum	150% (up to 200% based on HRCC discretion to recognize outstanding performance)	1	>+4%, with all regions achieving guidance	-8%
Target	100%	3	Midpoint of guidance	Midpoint of guidance
Threshold	0%	6th or 7th and negative absolute TSR	-15%	+22%

2014 Management information circular	41

In addition, the following are the targets and ranges applicable for 2014 for the production cost of sales per gold equivalent ounce and gold reserves measures included in the 2011 grant:

Company performance over three year vesting period	Percent of units granted that will vest	Production cost of sales per ounce (2014 range)	Gold reserves (2014 range)
Maximum	150% (up to 200% based on HRCC discretion to recognize outstanding performance)	-4%	+3%
Target	100%	Midpoint of guidance	Range established based on replacement estimates
Threshold	0%	+14%	< -9%

The actual number of RPSUs to vest is calculated as follows:
●	Company performance relative to each measure is determined. As outlined above, this is done once at the end of three years for relative total shareholder return, but annually for the other measures.
●
Performance is then compared to the targets and ranges to determine the percent of RPSUs granted which will vest (the multiplier) relative to each measure. For relative total shareholder return, this is done at the end of the three year period by comparing Kinross’ total shareholder return to the returns of the comparator group. For the annual measures (production cost of sales per gold equivalent ounce, production, gold reserves and all-in sustaining cost per gold ounce), actual performance is compared to the targets and ranges each calendar year to determine the percent of RPSUs which would have vested for that year, and then the three-year average vesting percent is determined at the end of the three years, becoming the multiplier for that measure.

●
A weighted average of the multipliers for each of the measures applicable to that grant determines the overall percent to vest. Performance relative to targets, along with the resulting multipliers and weighted average, are reviewed and approved by the human resource and compensation committee. The final weighted average percentage is then multiplied by the number of units granted to establish the number of RPSUs that will vest.

Stock options
Stock options are granted under the share option plan. In determining the value of grants for the senior leadership team, the human resource and compensation committee considers previous grants (i.e., existing holdings and outstanding awards). The number of options to be granted to an eligible executive is determined by dividing the dollar value of the grant by the Black-Scholes value based on the closing common share price on the last trading day immediately preceding the date of grant.

The following are some key terms under the share option plan which apply to all grants of options:
Eligibility
Employees of the company and designated affiliates and individuals who provide consulting, technical, management or other services to Kinross or a designated affiliate and who spend or will devote a significant amount of time or attention to Kinross pursuant to a contract with such individuals or the individual’s employer are eligible. Non-employee directors are not eligible to participate in this plan.

Vesting
Options become exercisable in thirds: one-third on the first anniversary of the grant, one-third on the second anniversary of the grant and one-third on the third anniversary of the grant. The human resource and compensation committee reserves the right to determine when the participant’s options shall become exercisable within the term of the option.

Expiry
Options expire after seven years (five years for options granted prior to February 16, 2011). However, for options which are scheduled to expire during a corporate trading blackout period applicable to the particular option holder, the term of the option will not expire until the 10th business day following the expiry of the blackout period applicable to the particular option holder.

Exercise price
The exercise price for each common share is determined by the human resource and compensation committee at the time of grant, but is to be not less than the closing price of the common shares of the company listed on the TSX on the trading day preceding the day on which the option is granted.

Assignment	Options are not assignable.

42	Kinross Gold Corporation

Retirement or termination
Options already exercisable: Generally these options must be exercised within 60 days, subject to human resource and compensation committee discretion as noted below.
Options not yet exercisable: Generally any options will be automatically terminated, subject to human resource and compensation committee discretion as noted below.

The human resource and compensation committee reserves the right to determine the extent to which any options may be exercised or cease to be exercisable. The maximum number of options whose exercisability may be accelerated at the discretion of the human resource and compensation committee in connection with the termination of employment of a participant is limited to no more than 10% of the common shares authorized for issuance under the Share Option Plan, the Share Purchase Plan and the Restricted Share Plan.

Death
Any option held by the deceased at the date of death will become immediately exercisable, in whole or in part, by the deceased’s estate for a period ending on the earlier of the expiration of 12 months and the expiration of the option period.

Change of control	All outstanding options vest and become exercisable immediately. Change of control includes, among other things:
	●	a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders
	●	a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company
	●	the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.
Number of options under the plan
The number of options which may be issued under the Share Option Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Share Option Plan and cannot be increased without shareholder and regulatory approval.

In February 2014, several amendments were made to the Share Option Plan, including several items which require shareholder approval, as outlined under the voting item 4. In addition, the plan was amended to to include an express consent by participants to the disclosure and transfer of personal information for plan administration purposes, which amendment did not require shareholder approval. For information on amendments which can be made to the plan, please see the “Plan amendments” section beginning on page 61.

Employee benefits and perquisites

Benefits and perquisites
Kinross provides all of its Canadian employees, including the senior leadership team, with a competitive benefits program including: medical and dental insurance for employees and their dependents; life, accidental death & dismemberment, and critical illness coverage; and income protection in case of disability. Employees can elect to purchase additional life and accidental death coverage at a reduced rate by paying additional premiums.

In addition to the benefits available to all Canadian employees, in 2013 senior executives also received the following benefits: additional life, accidental death, long-term disability and critical illness insurance. In 2013 we implemented a benefit reimbursement plan, which provides for reimbursement of certain eligible expenses up to an annual maximum based on executive level, and is taxable to the executive. Perquisites provided to senior executives in addition to the benefit reimbursement plan include home security services (tax paid by the company) and a car allowance (CEO only). In the case of relocation, an executive may also receive benefits which are greater than those generally available to other employees. The company covers the taxes associated with relocation benefits provided to employees at all levels.

These benefits and perquisites are comparable to those offered by companies in the comparator group, are taxable to the executive where required under applicable tax laws (except as noted above), and cease being provided to the executive upon termination, retirement or death (see “Incremental payments on termination, retirement and death” on page 65 for further details).

Employee share purchase plan
Under Kinross’ employee share purchase plan (ESPP), employees and designated affiliates, including senior executives who elect to participate, may contribute up to 10% of their annual base salary to the plan, with Kinross matching up to 50% of the employee contributions. At the end of each quarter, common shares are purchased or issued to the employee with a value equal to the total of the employee and company contributions.

2014 Management information circular	43

In December 2012 and July 2013, the following amendments were made to the share purchase plan which did not require shareholder approval:
●	to permit common shares acquired by employees under the plan to be purchased on the market rather than newly-issued from treasury, at Kinross’ option;
●	to provide that a direction from an employee respecting participation in the plan will remain in effect until changed, in lieu of the employee providing a new direction annually;
●	to permit employees to change contribution levels during the year, subject to certain restrictions;
●	to delete references to contributions being held in trust;
●	to permit documents delivered under the share purchase plan and instructions given under the share purchase plan to be provided electronically and permit electronic signatures;
●	to delete the option of cancelling shares that are subject to the six-month holding period and returning the employee’s contributions for these shares in the event of termination of employment;
●	to provide for flexibility to incorporate country-specific terms and conditions in order to comply with legal requirements in non-Canadian jurisdictions where employees may be located;
●	to include an express consent by participants to the disclosure and transfer of personal information of employees for plan administration purposes; and
●	to make various minor changes to improve clarity and consistency in the use of the language.

The following are some key terms under the share purchase plan which apply to all shares purchased or issued under this plan:

Eligibility	Employees, including officers, whether Directors or not, and including both full-time and part-time employees, of the company or any designated affiliate.
Purchase price	Newly-issued treasury shares: The purchase price is the weighted average closing price for the twenty (20) consecutive trading days prior to the end of the quarter.
Shares purchased on the open market: The average price paid for all shares purchased.
Trading prices are the prices of the company common shares on the TSX for participants employed by a Canadian entity, or on the NYSE for participants not employed by a Canadian entity.
Holding period	All shares acquired by participants under the plan are subject to a six month holding period.
Contribution changes	Employees can reduce, increase or suspend their contributions, with changes effective as of the beginning of the first calendar quarter following 60-days’ notice. Employees may not make a change more than once within any six (6) month period.
Assignment	ESPP shares are not assignable.
Termination	Contributions which have not been used to purchase shares: Employee contributions are returned to the employee, and company matching contributions returned to the company.
Shares subject to the holding period: These shares are released to the employee after the expiry of the holding period.
Death, disability or retirement	In the event of death, total disability or retirement, ESPP shares will be distributed to the employee or the estate immediately.
Change of control	All shares subject to the holding period will be immediately deliverable to the participant. Employee contributions already withheld will be matched, with shares issued for the aggregate contribution.
Change of control includes, among other things:
● a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by the shareholders
● a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company
● the acquisition by any person, entity or group of persons or entities acting jointly resulting in any such person(s) or entity(ies) becoming a control person of the company.
Number of shares under the plan
The number of shares which may be issued under the Share Purchase Plan in the aggregate and in respect of any fiscal year is limited under the terms of the Share Purchase Plan and cannot be increased without shareholder and regulatory approval.

For further information on amendments which can be made to the plan, and which require shareholder approval, please see the “Plan amendments” section beginning on page 61.

44	Kinross Gold Corporation

Retirement allowance

Executive retirement allowance plan
As part of its competitive total compensation package to attract and retain executives, and to assist executives in planning for retirement, Kinross provides an executive retirement allowance plan (ERAP) for the senior leadership team. The benefits available to the senior executives under this plan are comparable to those offered by companies in the comparator group. Each of the NEOs currently participates in this plan in lieu of any other retirement plan; participants in this plan are not eligible to participate under any other Kinross-sponsored retirement plan.

The executive retirement allowance plan is structured as follows:

Company contributions
15% of base salary and short-term incentive target bonus, allocated quarterly, beginning on the executive’s hire date, and continuing throughout the executive’s employment, including during any severance period following a change of control.
As security for all members of the ERAP, the company pays for the cost of an annual letter of credit in the amount of the total accrued benefits under the plan.

Employee contributions	None – the company covers all contributions and costs.
Interest
At the end of each quarter, interest is calculated and compounded on the allocations to the ERAP using a rate equal to the average annual yield for Government of Canada bonds on the last day of the prior quarter.

Vesting	Benefits accrued in a month vest at the end of that month.
Benefit on termination
The accrued allocation and accumulated interest are paid out to the executive following the termination of his or her employment, including any eligible severance period. The executive may elect (prior to termination) to receive this amount as either a lump sum, or in consecutive monthly payments over a period of between 3 and 10 years following his or her termination date. Interest continues to be added to the outstanding balance during any such payment period.

Benefit on death (before termination or retirement)
The accrued allocation and accumulated interest are paid out to the named beneficiary of the executive, during the period previously elected by the executive. If no beneficiary has been named, the amount will be paid as a lump sum to the estate.

2014 Management information circular	45

Executives

Assessing 2013 company performance
In assessing company performance, the board looks at the company’s:
●	performance against our operating objectives
●	performance relative to our gold mining competitors
●	total shareholder returns

Key operating objectives are established through the company’s annual Four Point Plan. The four pillars of the Four Point Plan are critical objectives for achieving Kinross’ operational and strategic performance. Specific measures of performance are determined each year and cascaded throughout the company. For 2013 the four pillars were:
●	embed the Kinross Way – First Priorities
●	deliver mine and financial performance
●	deliver future value
●	execute the Way Forward

At year-end, results are measured against the objectives set and a performance rating for the company is determined based on objective and subjective assessment of performance, including consideration of relative performance and total shareholder returns.

In 2013 the executive team was focused on:
●	striving for continual improvement in our first priorities of safety and the environment
●	demonstrating operational excellence, including meeting or outperforming production, cost of sales and all-in sustaining cost guidance
●	pursuit of quality over quantity to increase margin and cash flow
●	disciplined capital allocation, delivering on Tasiast expansion and Dvoinoye project, and continuing to advance exploration
●	maintaining a strong balance sheet
●	continuing to advance the Way Forward
●	consistently delivering on our guiding principles for corporate responsibility and enhancing governance practices
●	retaining and attracting a global team of employees

Kinross delivered a very strong year operationally in 2013, meeting or outperforming guidance on production and costs, and achieving best-in class health and safety performance. Specific Four Point Plan objectives and performance relative to these are outlined below.

2013 Four Point Plan

Pillar	Key 2013 targets and results (1)				Performance rating
Embed the	First Priorities: achieve safety and environmental objectives
Kinross Way	Target		Results		Rating
	●	Severity rating (excluding	●	Severity rating of 3.3	●	Exceeds on severity
(20%		fatalities) of 5.0	●	TRIFR of 0.43	●	Exceeds on TRIFR
weighting)	●	Total Reportable Injury Frequency	●	EPI score of 24.1	●	Developing on EPI
		Rate (TRIFR) of 0.70	●	8 Notices of Violation	●	Below expectations on
	●	Environmental Performance Index				Notices of Violation
(EPI) score of 24 or more
	●	No more than 4 Notices of
Violation (environmental)
worldwide

46	Kinross Gold Corporation

Pillar	Key 2013 targets and results (1)				Performance rating
Deliver mine	Achieve cost, cash flow and production targets
and financial	Target		Results		Rating
performance	●	Meet or exceed all-in sustaining	●	Achieved $1,063 per attributable	●	Exceeds on costs
		cost guidance of $1,100-$1,200		gold ounce all-in sustaining cost,	●	Exceeds on cash flow
(30%		per attributable gold ounce sold		which was below guidance	●	Exceeds on production
weighting)	●	Meet or exceed budgeted cash	●	Operating cash flow less capital
		flow targets		expenditures was an outflow of
	●	Meet or exceed production		$466 million, which was better than
		guidance of 2.4 – 2.6 million		target
		attributable gold equivalent	●	Produced 2.63 million attributable
		ounces		gold equivalent ounces, exceeding
original guidance
Deliver future	Optimize the resource base (brownfield and greenfield exploration)
value	Target		Results		Rating
	●	New deposit and/or growth of	●	Two new discoveries (at Dvoinoye	●	Successful
(30%		resources, and drilling plan		and La Coipa), plus continued
weighting)		completed on budget		promising results on Tasiast district
and Moroshka
			●	Reduced exploration spending well
below budget to $111.5 million
Deliver Tasiast expansion
	Target		Results		Rating
	●	Ensure feasibility study is on time	●	Prefeasibility study completed on	●	Successful
		at year end, and pre-feasibility is		time, and feasibility study on
		completed by the end of Q1 2013;		schedule at year end
		convert mining licences; deliver	●	Mining licences converted by end
		infrastructure projects on time, on		of Q3 2013
		budget	●	Infrastructure projects completed
on time, on budget
Deliver Dvoinoye project
	Target		Results		Rating
	●	Project concludes on budget and	●	Project delivered on budget and on	●	Exceeds
		on schedule; First ore delivered to		schedule
		Kupol late Q3 2013; No major	●	First ore delivered on time, with
		issues identified post start up		production greater than target
			●	No start up issues
			●	Mining licence extended 10 years
Effective capital management
	Target		Results		Rating
	●	Key identified projects on time, on	●	Key projects on time, on budget	●	Exceeds
		budget, no resubmissions or	●	Capital spend substantially reduced
		unplanned capital requests;		to approximately $338 million
		capital spend within guidance		below original capital expenditure
guidance

2014 Management information circular	47

Pillar	Key 2013 targets and results (1)				Performance rating
Execute the	Optimize operations and projects business performance
Way Forward	Targets		Results		Rating
	●	Increase cash flows for three-year	●	Three-year cash flows are	●	Successful on three-year
(20%		planning period		projected to be close to targets set		cash flows
weighting)	●	Achieve an expected 2014	●	The recent trend of annual cash	●	Exceeds on 2014 costs
		production cost of sales at or		cost guidance increases from one	●	Successful on mine
		below 2013 guidance of $740 -		year over the next was successfully		optimizations
		$790 per attributable gold		stopped	●	Successful on contractor
		equivalent ounce	●	Successfully completed three mine		management
	●	Complete three mine optimization		optimizations with clear
		projects that demonstrate clear		improvements at each site
		improvements	●	Successfully implemented three
	●	Improve contractor management		“self-perform” initiatives, contractor
		and reduce contractor spend		spend close to targets
Successfully implemented social responsibility strategy
	Target		Results		Rating
	●	Achieve site responsibility plan	●	Achieved target	●	Successful on site
		performance index target of 23.5	●	Site responsibility plan audits		responsibility performance
	●	Complete six scheduled site		completed, with no major		index
		responsibility plan audits, with no		exceptions identified	●	Exceeds on audits
more than 4 major exceptions
identified
Progress comprehensive leadership and employee development strategy
	Target		Results		Rating
	●	Achieve 80% or greater retention	●	Retained over 90% of individuals in	●	Exceeds on retention
		of employees in critical roles		critical roles, exceeding objective	●	Successful on successors
	●	Increase number of critical	●	Increased number of critical
		positions with immediate		positions with successors to within
		successors		targeted range
A fatality results in 5% reduction on overall score			No fatalities		No reduction
1.
For further information regarding the company’s 2013 guidance as released on February 13, 2013 (and updated November 13, 2013) and Kinross 2013 results including its 2013 mineral reserve and mineral resource statement, as released February 12, 2014, please refer to the company’s website at www.kinross.com.

2013 compensation
Our company compensation policy is aligned with the company’s operational performance, strategic goals and shareholder value. Short-term incentive (STI) payouts are determined based on the individual’s short-term incentive target and company and individual performance ratings, based primarily on the annual operating performance. Medium- and long-term incentive awards consider overall company performance and are intended to provide alignment with shareholder value creation. The human resource and compensation committee may also exercise discretion when considering compensation decisions to reduce or increase the size of any award or payout to reflect extraordinary events and prevailing circumstances and market conditions.

In 2013, the short-term incentive target for the CEO was 150% of base salary and the target multiplier for the other NEOs for the purpose of calculating 2013 STI was 130% of base salary for two NEOs, and 100% for the others (as outlined in greater detail under “Individual performance – Named executive officers” beginning on page 52). For the NEOs including the CEO, the company performance multiplier is weighted 60% and the individual performance multiplier is weighted 40% in determining short-term incentive payouts.

Total direct compensation was determined by targeting between the 50th and 75th percentiles of our comparator group for each NEO based on position, year-over-year compensation changes and performance.

48	Kinross Gold Corporation

2013 company performance multiplier for the short-term incentive

The company performance multiplier can range from 0% to 150%. The assessment of company performance is not solely a formulaic process and judgment is exercised in determining the company performance multiplier to be applied in calculating short-term incentives. In addition to considering operational performance against the measures set out in the Four Point Plan, the human resource and compensation committee also considers how Kinross ranks in changes in key measures such as changes in operating cash flow per share, earnings per share, gold production, cost per ounce, cash margin and total shareholder returns versus our gold competitors.

Company performance was assessed at 95% for 2011 and 110% for 2012. Based on performance against targets in the Four Point Plan, an initial performance multiplier of 118% was calculated as follows for 2013:

Four Point Plan	% Achievement	Weighting	Score
Embed the Kinross Way: First Priorities	109%	20%
Deliver mine and financial performance	133%	30%
Deliver future value	112%	30%
Execute the Way Forward	115%	20%
Total Four Point Plan score calculated			118%
Final company rating used for NEO compensation			110%

The human resource and compensation committee then reviewed Kinross’ performance relative to peers, which showed excellent one-year growth, relative to peers, in operating cash flow, all-in sustaining cost, production cost of sales sold per gold equivalent ounce, and earnings per share. However, following consideration of Kinross’ total shareholder returns, the committee decided to reduce the company performance multiplier used in calculating the short-term incentive for NEOs to 110%.

Share performance and NEO compensation

In considering Kinross’ total shareholder returns for 2013, the committee reviewed the following graph, which shows Kinross’ returns relative to those of other companies in the Kinross comparator group. All returns are from the New York Stock Exchange and reported in U.S. dollars:

2014 Management information circular	49

The following performance graph shows the cumulative total shareholder return over the five-year period ended December 31, 2013 for common shares (assuming reinvestment of dividends) compared to the S&P/TSX Composite Index and the S&P/TSX Global Gold Index. The graph and the table below show what a $100 investment made in common shares, the S&P/TSX Composite Index or the S&P/TSX Global Gold Index at the end of 2008 would be worth every year and at the end of the five-year period following the initial investment.

	2008	2009	2010	2011	2012	2013
Kinross Gold Corp	100	86.48	84.92	52.17	44.36	21.57
S&P/TSX Composite Index	100	135.04	158.77	143.55	155.34	175.50
S&P/TSX Global Gold Index	100	106.33	134.94	111.34	96.84	54.25

Total shareholder returns for Kinross have declined from 2008 through 2013. Returns on gold equities have also declined from 2010 through 2013 as indicated by the S&P/TSX Global Gold Index performance which is generally aligned with Kinross’ performance over this period.

From 2008 to 2013 NEO compensation was increased or decreased based primarily on company operational performance, which includes the items within the control of management. Total shareholder returns can reflect many market factors, as well as company performance and management decisions. The human resource and compensation committee considers total shareholder returns along with operational performance when determining NEO compensation, and may also exercise discretion to reflect extraordinary events, prevailing circumstances and market conditions. Senior leadership personnel changes also impacted total compensation.

The following are some of the ways in which compensation was aligned to total shareholder returns during this period:
●	2009 - aggregate total compensation for NEOs decreased 22% (in U.S. dollars) from 2008 levels due to lower total shareholder returns and other operating performance results.
●
2010 - total NEO compensation increased 18% (in U.S. dollars) when compared to 2009, due to solid company operating performance and the execution of multiple transactions that transformed the company’s growth profile. Kinross also made divestitures at significantly positive returns.

●
2011 – in 2011 the company’s share price decreased significantly. As a result, short-term incentives for all NEOs were reduced from 2010 levels by 74% and total direct compensation decreased by 20% (in both cases, based on Canadian dollars and annualized in the case of Mr. Hinze). These reductions were made to reflect the disappointing share price performance and to align with shareholder returns, while still retaining key executives.

●
2012 - in 2012, total NEO compensation (excluding one-time payments) decreased 23%, reflecting operational performance results and relative total shareholder returns, changes to incumbents and consolidation of senior leadership positions.

●
2013 – Kinross’ operational performance in 2013 was excellent. However, this year also saw a significant drop in the price of gold and all major gold companies, including Kinross, saw a significant reduction in total shareholder returns. The company performance rating used to calculate short-term incentives was reduced as a result of the

50	Kinross Gold Corporation

low returns, and total direct compensation considered both the strong operational performance as well as share price performance.

The strongest alignment between total shareholder returns and NEO compensation is seen in the value of equity realized by executives over time. As the share price has fallen, the value of the equity held by executives has been substantially reduced from the value reported in the Summary Compensation Table at time of grant. The following chart shows how total compensation of the individual in the CEO role has been impacted by and is aligned to share price performance. Total direct compensation, as well as the compensation value realized by the executive, is graphed against annual and cumulative TSR. Realized pay declined from 2009 to 2012, increasing in 2013 only due to the CEO receiving a cash bonus for the first time in three years. The value of the realized pay each year since 2011 has also been significantly lower than the value granted (as shown in the Summary Compensation Table) in the same year.

The following definitions have been applied in the graph at left:

●	Total direct – granted: Base salary, short-term incentive and equity incentives valued at the accounting fair market value at time of grant (equals value which would have been reported in the summary compensation table for that year), all in CAD
●	Total direct – realized: Base salary, short-term incentive and total of the value of RSUs/RPSUs which vested in the year based on the share price at date of vest (taxable compensation value), plus the value of options exercised in that year (market value at point of exercise less the exercise price paid), all in CAD. Unvested RSUs/RPSUs and unexercised options are excluded from this calculation
●	Cumulative TSR uses the same cumulative returns as shown on the five year graph above (for Kinross shares on the TSX), excluding 2007
●	Annual TSR assumes the reinvestment of dividends, and reflects Kinross’ total shareholder returns on the TSX for each calendar year, not cumulative

In 2013, normalized total direct compensation (base salary plus short-, medium- and long-term incentives) for NEOs continuing in the role beyond December 31st increased by 7% over 2012. This increase reflected Kinross’ strong operational performance, an increase of 10% in the company’s STI performance rating, and full years for a number of executives in new roles, with increased responsibilities.

	Total compensation for NEOs (US$)	Normalized total direct compensation for continuing NEOs(1)	Total compensation for NEOs as a % of operating earnings (2), (3)	Total compensation for NEOs as a % of total equity (US$)(3)
2013	$23,430,939	$21,416,157	4.38%	0.35%
2012	$39,297,115	$20,042,408	3.06%	0.40%
Change (2012 to 2013)	($15,866,176)	$1,373,749	1.33%	(0.04%)
1.
Normalized total direct compensation reflects an estimate of full year total direct compensation (base salary, short-, medium- and long-term incentives) for all executives, based on their year end salaries and responsibilities. In particular, it includes annualized compensation for executives with partial years of employment, or those with mid-year promotions. It also excludes one-time payments, such as new hire grants, signing bonuses, etc.

2.
Operating earnings were negative for the years ending December 31, 2012 and 2013. For the purposes of this table, for 2012 and 2013, total compensation is shown as a percentage of operating earnings before impairment charges, with the adjustments as follows (expressed in millions of dollars):

	2013 ($US)	2012 ($US)
Operating earnings	(2,635.2)	(2,241.9)
Add back: impairment	3,169.6	3,527.6
Operating earnings before impairment charges	534.4	1,285.7
3.	Determined by dividing total compensation for NEOs by the operating earnings or total equity as appropriate.

2014 Management information circular	51

Individual performance – Named executive officers

J. Paul Rollinson – Chief Executive Officer

Mr. Rollinson joined Kinross in September 2008 as the Executive Vice-President, New Investments, and subsequently assumed the role of Executive Vice-President, Corporate Development.  He was promoted to Chief Executive Officer in August 2012.

The following summarizes Mr. Rollinson’s performance in 2013. Individual performance factors for the CEO are recommended by the human resource and compensation committee and approved by the board.

2013 Objectives
Mr. Rollinson’s objectives for 2013 included: continuing to deliver on the Way Forward, including operational excellence, focusing on quality over quantity, disciplined capital management, and maintaining / enhancing the balance sheet; delivering against guidance; continuing to assess and streamline the leadership structure and ensure appropriate successors in place.

2013 Accomplishments
●     Disciplined execution of the Way Forward strategy
o      Operational delivery and excellence
o      Seeking quality over quantity in key strategic decisions
o      Capital discipline and reduction
o      Maintained / enhanced balance sheet strength
●     Delivered four consecutive quarters of strong operational results; met or outperformed 2013 guidance
●     Strengthened balance sheet: Exercised convertible debenture repurchase, extended debt maturities, suspended dividends
●     Lowered all-in sustaining costs
●     Made many difficult, strategic decisions with the objective of enhancing value for shareholders, including:
o    Reduced mineral reserve estimate due to new fully loaded cost methodology to focus on higher margin ounces
o    Took decision to cease development in Ecuador
o    Reduced overhead expenses through consolidation and headcount reduction

●     Significantly lowered planned capital spend by over $1 billion (2012-2014): from $1.9bn in 2012 to less than $1.3bn in 2013, and further reduced to an estimated $675M in 2014
●     Deferred Tasiast construction decision until 2015
●     Enhanced shareholder and marketing initiatives through continued delivery of operational excellence and a sharpened focus on investor relations and communications
●     Restructured and reduced senior leadership team including oversight of key successorship initiatives
●     Assisted Board of Directors with the addition of three new Directors
●     On a relative ranking basis of one year growth vs. key gold competitors: OCF/share (1st), net earnings/share (2nd), all-in sustaining cost (1st), production cost of sales / oz (2nd); cash margins (3rd)

2013 Performance Decisions
●     Performance rating: Successful
●     Individual STI rating: 110%
●     STI payment: at target (recognizing strong operational performance, and low shareholder returns), or $1,692,300
●     Total compensation: below the median of the comparator group
●     Pay mix: 79% at-risk pay (equity + STI); 60% in equity; equity mix includes 40% PSUs, 40% RSUs, 20% Options

Tony S. Giardini, Executive Vice-President and Chief Financial Officer

Mr. Giardini joined Kinross in December 2012, as the Executive Vice-President and Chief Financial Officer.  In October of 2013, Mr. Giardini assumed responsibility for Information Technology.

The following summarizes Mr. Giardini’s performance in 2013 and the resulting compensation decisions, as recommended by the CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2013 Objectives
Mr. Giardini’s objectives for 2013 included: managing liquidity and financing for the company; managing credit rating relationships and maintaining investment grade ratings; overseeing system for consolidated financial reporting; and enhancing overall company reporting and control processes.

52	Kinross Gold Corporation

2013 Accomplishments
●    Integration into the Kinross senior leadership team together with overseeing restructuring of the senior Finance team including hiring of Vice-President, Internal Audit and Vice-President, Tax
●    Implemented improvements in the Company reporting processes including establishment of enhanced reporting to the Audit Committee and the Board, maintaining high control standards
●    Extended term of credit facility and term loan including negotiation of changes to credit covenants
●    Coordinated corporate cost containment initiatives

●    Financial leadership in the capital allocation framework for capital spending based on liquidity, cash flow and gold price including management of the Company’s capital allocation committee
●    Led determination and oversaw analysis of key accounting issues including non-cash goodwill impairment charges
●    Increased involvement in investor meetings and presentations at Investor Conferences
●    In October 2013 assumed responsibility for Information Technology

2013 Performance Decisions
●    Performance rating: Successful
●    Individual STI rating: 110%
●    STI payment: $657,200
●    Total compensation: between the median and the 75th percentile of the comparator group
●    Pay mix: 70% at-risk pay (STI + equity); 50% in equity; equity mix includes 33% PSUs, 33% RSUs, 33% Options

Brant E. Hinze, President and Chief Operating Officer

Mr. Hinze joined Kinross in October 2010 as Executive Vice-President and Chief Operating Officer.  In 2012, he was promoted to President and Chief Operating Officer.  Mr. Hinze will retire on October 1, 2014 and, effective July 1, 2014, will begin transitioning his responsibilities to his successor, Mr. Warwick Morley-Jepson.

The following summarizes Mr. Hinze’s performance in 2013 and the resulting compensation decisions, as recommended by the CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2013 Objectives
Mr. Hinze’s objectives for 2013 included: achieving industry-leading safety and environmental standards and performance; delivering on key milestones for all major projects; delivering production, cost and capital guidance from existing operations; driving implementation of the “Way Forward” in operations and projects; leading disciplined capital management and capital approval processes; leading a successful exploration program; building technical bench strength and increasing number of successors for critical operations positions.

2013 Accomplishments
●    Partnered with the CEO to drive a new strategic operation direction for Kinross
●    Industry-leading safety performance
●    Helped to ground the Way Forward as a behavioral norm with significant gains in Paracatu and Tasiast
●    Exceeded original production guidance and at low end of cost and all-in sustaining cost guidance for the portfolio, and delivered outstanding operational performance in all four quarters
●    All four regions outperformed or solidly within regional production and cost guidance
●    Reduced capital expenditures by $300+ million from original 2013 guidance

●    Completed Tasiast prefeasibility study on schedule
●    Tasiast feasibility study on track for Q1 2014 completion and value improvement process identifying significant value gains in capital and operating improvements
●    Delivered Dvoinoye project on time and on budget with first ore processed in Q3, 2013
●    Advanced exploration opportunities with Moroshka, Catalina, Tasiast trend, Chirano and others
●    Advanced talent management success with continued fortification of bench strength and succession planning

2013 Performance Decisions
●    Performance rating: Exceeds Expectations
●    Individual STI rating: 120%
●    STI payment: $964,645
●    Total compensation: 75th percentile of the comparator group
●    Pay mix: 77% at-risk pay (STI + equity); 59% in equity; equity mix includes 33% PSUs, 33% RSUs, 33% Options

2014 Management information circular	53

Geoffrey P. Gold, Executive Vice-President, Corporate Development, Human Resources & Chief Legal Officer

Mr. Gold joined Kinross in May 2006, as the Senior Vice-President and Chief Legal Officer.  In 2008, he was promoted to Executive Vice-President and Chief Legal Officer.  In 2012, he took on responsibility for the corporate development area, and was promoted to the role of Executive Vice-President, Corporate Development and Chief Legal Officer.  In October 2013, Mr. Gold also assumed responsibility for human resources, global security, and corporate office services.

The following summarizes Mr. Gold’s performance in 2013 and the resulting compensation decisions, as recommended by the CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2013 Objectives
Mr. Gold’s objectives for 2013 included: providing legal, corporate development and human resources (HR) leadership; supporting evaluation and execution of major transactions; overseeing and enhancing global governance and compliance practices; leading the company’s Ecuador strategy; overseeing corporate secretarial function and providing legal leadership and support to the board of directors; leading all corporate HR functions including compensation, talent management, and organizational development.

2013 Accomplishments
●    Working with CEO, managed corporate development strategy work process
●    Management lead for board governance and successorship initiatives
●    Oversight of US and Canadian Class Actions  (Canadian class action dismissed; US class action reduced to 2 remaining claims and much narrower time period)
●    Led exit strategy for Ecuador
●    Maintained high governance rankings in various indices and surveys
●    Completed update of core policies and company-wide roll-out in all official languages

●    Legal leadership and support of various liquidity initiatives including extension of term loan and revolver and assessment of potential further financing options
●    Assumed responsibility for global security, corporate office services and human resources
●    Build-out of global compliance function, including hiring of Vice-President, Compliance
●    Oversight and finalization of 2014 company performance objectives as outlined in the Four Point Plan

2013 Performance Decisions
●    Performance rating: Successful
●    Individual STI rating: 110%
●    STI payment: $753,006
●    Total compensation: 75th percentile of the comparator group
●    Pay mix: 73% at-risk pay (STI + equity); 51% in equity; equity mix includes 33% PSUs, 33% RSUs, 33% Options

James Crossland, Executive Vice-President, Corporate Affairs

Mr. Crossland joined Kinross in May 2007 as the Senior Vice-President, Government and Corporate Affairs.  In 2009 he was promoted to Executive Vice-President, External Relations and Corporate Responsibility.  In 2012 he took on responsibility for investor relations, as the Executive Vice-President, Corporate Affairs.

The following summarizes Mr. Crossland’s performance in 2013 and the resulting compensation decisions, as recommended by the CEO and approved by the human resource and compensation committee, and the Kinross board of directors.

2013 Objectives
Mr. Crossland’s objectives for 2013 included: securing all key permits and authorizations required to support project development timelines; leading global government relations  and corporate responsibility strategies; overseeing development and implementation of corporate communications initiatives, standards and policies; leading investor relations strategy and management.

2013 Accomplishments
●    Led team which successfully obtained Mauritanian government approval to convert two major exploration licences to mining licences
●    Provided input on proposed legislative changes to the Mauritanian Mining Code, including provisions regarding VAT and other fiscal measures

●    Provided support regarding company’s involvement in Russia’s Foreign Investment Advisory Council (FIAC), including preparation of a White Paper on economic development in Russia’s Far East
●    Secured necessary major permits and authorizations on schedule to support project development timelines

54	Kinross Gold Corporation

	● Led project team on Mauritanian gas-to-power initiative; shareholders agreement and investment agreements executed ● Secured 10-year extension of Dvoinoye mining licence	● Launched Corporate Responsibility Performance Metric across company; improved scores on Dow Jones Sustainability World Index and Carbon Disclosure Project
2013 Performance Decisions
●    Performance rating: Successful
●    Individual STI rating: 115%
●    STI payment: $658,892
●    Total compensation: 75th percentile of the comparator group
●    Pay mix: 71% at-risk pay (STI + equity); 47% in equity; equity mix includes 33% PSUs, 33% RSUs, 33% Options

Individual performance multipliers for each NEO were determined based on these accomplishments. The following table outlines the calculations which resulted in the short-term incentives given to each executive:

								2013 actual
		Company		Individual		Total		target for		Calculated	Actual
Named Executive		results x		results x		performance		purposes of		2013 STI	2013 STI
Officer	Title	60% weight	+	40% weight	=	multiplier	x	calculating STI	=	($USD)	($USD)
J. Paul Rollinson	Chief Executive Officer	110%		110%		110%		150%		$1,861,596	$1,692,360	(1)

Tony S. Giardini	EVP & Chief Financial Officer	110%		110%		110%		100%		$657,200	$657,200

Brant E. Hinze	President and Chief Operating	110%		120%		114%		100%		$964,645	$964,645
	Officer
Geoffrey P. Gold	EVP, Corporate Development	110%		110%		110%		130%		$847,026	$753,006	(2)
	and HR, Chief Legal Officer
James Crossland	EVP, Corporate Affairs	110%		115%		112%		130%		$752,912	$658,892	(2)

1.
Despite Mr. Rollinson’s individual rating of 110%, and the overall company rating of 110%, the human resource and compensation committee recommended that he receive a short-term incentive payment at target to better reflect the excellent company and individual performance, as well as the low shareholder returns.

2.
Based on a consideration of the pay mix, the human resource and compensation committee recommended that the short-term incentive payments for each of Mr. Gold and Mr. Crossland be reduced by CAD$100,000, and that this amount be provided in the form of equity.

These short-term incentive payouts were recommended by the human resource and compensation committee and approved by the board.

2014 Management information circular	55

Key summary tables

Summary compensation table(1)

The following table provides information for the year ended December 31, 2013 regarding the annual compensation paid to or earned by the company’s CEO, the Chief Financial Officer and the three other most highly compensated executive officers whose total salary and short-term incentives exceeded $150,000 for the year 2013 (the named executive officers, or NEOs).

Compensation for the NEOs is paid in Canadian dollars, and reported in the table and associated footnotes in U.S. dollars (except as otherwise noted). Compensation may vary year-over-year based on the change in currency exchange rates.

					Non-equity incentive
					plan compensation
						Long-
			Share-	Option-	Annual	term		All Other
			based	based	Incentive	Incentive	Pension	Compensation	Total
Name and		Salary(2)	Awards(3)	Awards(4)	Plans(5)	Plans	Value(6)	(7)	Compensation
Principal Position	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson	2013	1,128,240	4,143,649	1,035,912	1,692,360	n/a	423,090	247,754	8,671,005
Chief Executive Officer	2012	836,746	3,127,544	1,563,769	0	n/a	313,781	141,932	5,983,772
	2011	576,297	1,585,321	689,534	424,640	n/a	216,111	85,806	3,577,709

Tony S. Giardini	2013	597,027	1,087,498	543,749	657,200	n/a	179,108	194,134	3,258,716
Executive Vice-President	2012	51,930	602,728	301,868	152,775	n/a	15,579	0	1,124,880
& Chief Financial Officer

Brant E. Hinze	2013	846,180	2,102,914	1,051,457	964,645	n/a	253,854	115,301	5,334,351
President &	2012	831,301	2,248,089	1,124,038	804,080	n/a	249,390	118,540	5,375,439
Chief Operating Officer	2011	677,401	2,333,496	1,255,720	505,523	n/a	203,220	90,361	5,065,722

Geoffrey P. Gold	2013	592,326	1,176,879	588,440	753,006	n/a	222,124	100,436	3,433,211
Executive Vice-President,	2012	572,327	1,250,666	536,000	658,541	n/a	215,470	104,842	3,337,846
Corporate Development, Human	2011	535,855	1,147,538	495,413	424,640	n/a	200,946	91,095	2,895,486
Resources & Chief Legal Officer
James Crossland	2013	517,110	852,448	426,224	658,892	n/a	193,918	85,063	2,733,655
Executive Vice-President,	2012	507,141	886,498	379,928	563,861	n/a	190,812	77,939	2,606,178
Corporate Affairs	2011	480,247	814,904	373,076	374,087	n/a	180,093	54,483	2,276,890

1.	Compensation is paid in Canadian dollars and was converted to United States dollars for purposes of this table using the following US$ exchange rate for 2013, 2012 and 2011 of CAD $1.00 rate: 2013 – 0.940200; 2012 – 1.005100; 2011 – 1.011047.
2.	Mr. Rollinson was appointed Chief Executive Officer on August 1, 2012 and his base salary increased from CAD $570,000 to CAD $1,200,000. Mr. Hinze was promoted to President and Chief Operating Officer on August 1, 2012, and his salary was increased from CAD $775,000 to CAD $900,000. Mr. Gold was promoted to Executive Vice-President, Corporate Development and Chief Legal Officer on August 9, 2012, and his salary was increased from CAD $530,000 to CAD $630,000. Mr. Crossland was promoted to Executive Vice-President, Corporate Affairs on August 9, 2012, and his salary was increased from CAD $475,000 to CAD $550,000. Mr. Giardini was appointed Executive Vice-President and Chief Financial Officer on December 1, 2012 at a base salary of CAD $620,000. His salary was increased on July 1, 2013 to CAD $650,000.
3.	Amounts shown represent RSUs and RPSUs granted in February of the year following the year shown as part of the annual compensation package of each NEO and valued at the date of grant. 2012 values include: for Mr. Rollinson, $477,431 in RSUs and $477,423 RPSUs received as part of his promotion grant; for Mr. Giardini, $268,364 in RSUs and $267,357 in RPSUs received as part of his on hire grant; and for Mr. Hinze, $356,819 in RSUs and $356,817 in RPSUs received as part of his promotion grant. The grant date fair value in the “Summary compensation table” is the same as the accounting fair value recorded by the company at the time of grant. For accounting purposes, the fair value is expensed over the vesting period based on the number of RSUs and RPSUs estimated to vest. For RSUs, this fair value was determined in accordance with International Financial Reporting Standards (IFRS) and based on the market price of the common shares on the TSX at the market close on the last trading day immediately preceding the date of grant. For RPSU awards, in accordance with IFRS and the requirement to fair value the RPSUs, the market and non-market-based performance condition components of the RPSUs are separately fair valued in order to determine the fair value of the RPSUs as a whole. Kinross has utilized a Monte Carlo model to determine the fair value of the market-based performance condition component of the RPSUs, or the relative total shareholder return, because it is considered to be the most appropriate method available to fair value such stock-based compensation awards with market-based conditions. The non-market-based performance condition components of the RPSUs are valued based on the market price of the common shares on the TSX at the

56	Kinross Gold Corporation

market close on the last trading day immediately preceding the date of grant. Underlying assumptions used in fair valuing the RPSUs included in NEO compensation are as follows:

Assumption	Feb 18, 2014	Feb 19, 2013	Sep 17, 2012	Feb 21, 2012	Feb 22, 2011
Share price (CAD$)	$5.72	$8.03	$9.98	$10.87	$16.25
Kinross beta versus the peer group	1.052	1.087	1.058	1.043	0.994
Average peer group volatility	36.3%	30.7%	32.5%	35.6%	48.5%
Kinross volatility	40.2%	36.0%	37.0%	39.6%	49.1%
Risk-free interest rate	1.19%	1.21%	1.29%	1.23%	2.26%
Fair value of RPSU (CAD$/RPSU)	$5.39	$7.05	$8.09	$9.59	$14.51

The number of units to vest can range from 0% to 150% of units granted based on company performance. The following shows the breakdown between RSUs and RPSUs granted with regard to each year:
		RSUs	RPSUs	Total
Executive	Year	(US$)	(US$)	(US$)
J. Paul Rollinson	2013	2,071,825	2,071,825	4,143,649
	2012	1,563,776	1,563,769	3,127,544
	2011	1,091,930	493,391	1,585,321
Tony S. Giardini	2013	543,750	543,749	1,087,498
	2012	301,867	300,861	602,728
	2011
Brant E. Hinze	2013	1,051,458	1,051,457	2,102,914
	2012	1,124,045	1,124,044	2,248,089
	2011	1,435,686	897,809	2,333,496
Geoffrey P. Gold	2013	588,439	588,440	1,176,879
	2012	714,666	536,000	1,250,666
	2011	793,672	353,866	1,147,538
James Crossland	2013	426,225	426,224	852,448
	2012	506,570	379,928	886,498
	2011	547,987	266,916	814,904

Grants made in February 2011 with respect to performance in 2010 which are not included in the “Summary compensation table” were valued as follows: Mr. Rollinson $1,224,066, Mr. Hinze $1,106,870, Mr. Gold $921,644 and Mr. Crossland $720,328. For more details on these plans, including the treatment for the Restricted Share Units of any dividends payable on Common Shares, see the information under “Restricted share units” on pages 39 to 40, and “Restricted performance share units” on pages 40 to 42.

4.
Amounts shown represent the grant date fair value of the options granted in February of the year following the year shown as part of the annual compensation package of each NEO. 2012 values also include: for Mr. Rollinson, $477,424 in options received as part of his promotion grant; for Mr. Giardini, $268,365 in options received as part of his on hire grant; and for Mr. Hinze, $356,812 in options received as part of his promotion grant.  Option grants made to the NEOs in February 2011 with respect to performance in 2010 which are not included in the “Summary compensation table” had the following values: Mr. Rollinson $816,044, Mr. Hinze $766,532, Mr. Gold $614,429 and Mr. Crossland $480,219. Due to the straightforward nature of the options granted and the fact that it is a commonly used model, the Black-Scholes option pricing model was used to estimate the fair value of the options at the grant date. The grant date fair value used in the “Summary compensation table” is the same as the accounting fair value recorded by the company at the time of grant. For accounting purposes, the fair value is expensed over the vesting period based on the number of options estimated to vest. Upon vesting, and until their expiry, the options may or may not be in the money depending on the common share price during that period at times when the executive is not restricted from trading under the company’s insider trading policy and/or applicable securities laws. Underlying assumptions used in fair valuing the options granted and included in NEO compensation are as follows:

Assumption	Feb 24, 2014	Feb 19, 2013	Dec 3, 2012	Sep 17, 2012	Feb 21, 2012	Feb 22, 2011
Share price (CAD$)	$5.82	$8.03	$10.06	$9.98	$10.87	$16.25
Expected dividend yield	0.00%	1.99%	1.59%	1.60%	1.47%	0.62%
Expected volatility	39.9%	40.4%	40.1%	43.1%	41.8%	38.5%
Risk-free interest rate	1.57%	1.43%	1.25%	1.44%	1.38%	2.63%
Expected option life	4.5 years	4.5 years	4.5 years	4.5 years	4.5 years	4.5 years
Fair value per stock option granted (CAD$ /option)	$2.05	$2.37	$3.04	$3.24	$3.47	$5.49

See the information under “Stock options” on pages 42 to 43 for more details.
5.
Amounts shown reflect short-term incentive awards made to each NEO to recognize their accomplishments in the year. The 2012 figure for Mr. Giardini also includes a one-time signing bonus of $100,510. Additional details of each NEO’s objectives and accomplishments are provided on pages 52 to 54 of this circular. The short-term incentive plan is described on page 37.

6.	This column includes compensatory contributions made to each NEO’s Executive Retirement Allowance Plan, as described on page 45.

2014 Management information circular	57

7.
This column includes incremental costs to the company for perquisites provided to the NEOs, including reimbursements made under the benefit reimbursement plan; car allowance (CEO only – value calculated in accordance with rules for determining the taxable benefit); legal fees related to employment agreements; insurance premiums associated with additional life, accidental death, long-term disability and critical illness insurance; home security services (including the cost of related taxes for each NEO); and in the case of Mr. Giardini, relocation benefits (including flights, temporary housing, moving allowance and related taxes). In prior years this column also included incremental costs related to parking, financial counseling / tax preparation services (including the cost of related taxes for each NEO); club memberships; executive medical memberships; and health care spending accounts (amount made available to each NEO in this account, regardless of the amount actually used). Further details relating to benefits and perquisites can be found on page 43. In addition to perquisites, the figures in this column also include the value of the company match for the Employee Share Purchase Plan, as outlined on pages 43 to 44.

In 2013, perquisites which represented more than 25% of the total perquisite value for each Named Executive Officer were as follows, rounded to the nearest whole percent and dollar, respectively:

Name	Type of perquisite	Value	% of total perquisites
J. Paul Rollinson	Benefit reimbursement plan	70,515	37%
	Additional disability coverage	70,361	37%
Tony S. Giardini	Benefit reimbursement plan	56,412	30%
Brant E. Hinze	Additional disability coverage	43,490	38%
	Additional life coverage	30,770	27%
Geoffrey P. Gold	Benefit reimbursement plan	56,462	56%
James Crossland	Benefit reimbursement plan	57,388	67%

Outstanding share-based awards and option-based awards

The following table provides details regarding the outstanding RSUs (including RPSUs) and options granted to the NEOs as of December 31, 2013:

			Option-based Awards			Share-based Awards
Name	Grant date	Number of securities underlying unexercised options (#)	Option exercise price(1) (US$)	Option expiration date(2)	Value of unexercised in- the-money options(3) (US$)	Number of shares or units of shares that have not vested(4) (#)	Market or payout value of share- based awards that have not vested(1),(5) (US$)	Market or payout value of vested share-based awards not paid out or distributed (US$)
J. Paul Rollinson	February 23, 2009	27,906	$22.32	February 23, 2014	$0	550,933	$2,408,642	0
	February 22, 2010	96,558	$18.08	February 22, 2015	$0
	February 22, 2011	152,966	$15.28	February 22, 2018	$0
	February 21, 2012	196,769	$10.22	February 21, 2019	$0
	September 17, 2012	146,384	$9.38	September 17, 2019	$0
	February 19, 2013	455,318	$7.55	February 19, 2020	$0
Tony S. Giardini	December 3, 2012	87,963	$9.46	December 3, 2019	$0	64,960	$284,002	0
	February 19, 2013	14,043	$7.55	February 19, 2020	$0
	November 8, 2010	49,419	$17.69	November 8, 2015	$0	482,549	$2,109,669	0
	February 22, 2011	81,805	$15.28	February 22, 2018	$0
Brant E. Hinze	February 21, 2012	358,339	$10.22	February 21, 2019	$0
	September 17, 2012	109,403	$9.38	September 17, 2019	$0
	February 19, 2013	321,566	$7.55	February 19, 2020	$0
Geoffrey P. Gold	February 23, 2009	69,299	$22.32	February 23, 2014	$0	288,713	$1,262,232	0
	February 22, 2010	68,159	$18.08	February 22, 2015	$0
	February 22, 2011	115,174	$15.28	February 22, 2018	$0
	February 21, 2012	141,374	$10.22	February 21, 2019	$0
	February 19, 2013	224,653	$7.55	February 19, 2020	$0
James Crossland	February 23, 2009	41,730	$22.32	February 23, 2014	$0	208,059	$909,619	0
	August 28, 2009	26,102	$19.76	August 28, 2014	$0
	February 22, 2010	68,159	$18.08	February 22, 2015	$0
	February 22, 2011	90,017	$15.28	February 22, 2018	$0
	February 21, 2012	106,463	$10.22	February 21, 2019	$0
	February 19, 2013	159,239	$7.55	February 19, 2020	$0

1.	Option exercise prices and RSU values are in Canadian dollars and were converted to United States dollars for purpose of this table using the exchange rate of CAD $1.00 = 0.940200 US$.
2.	Options expire after five years for options granted prior to February 16, 2011. Options expire after seven years for options granted after February 16, 2011.
3.	Based on the common share price on the TSX on December 31, 2013 of CAD$4.65, less the option exercise price.
4.	Number of common shares that have not vested includes all outstanding RSUs and RPSUs as of December 31, 2013. The calculations assumed the vesting of all RPSU units.
5.	Based on the common share price on the TSX on December 31, 2013 of CAD$4.65.

58	Kinross Gold Corporation

Incentive plan awards – value vested or earned during the year

The following provides details on the value of awards vested or earned during the year ended December 31, 2013 under the short-, medium- and long-term incentive plans:

Name	Option-based awards(1) – Value vested during the year (US$)	Share-based awards(2),(3) – Value vested during the year (US$)	Non-equity incentive plan compensation(3) – Value earned during the year (US$)
J. Paul Rollinson	0	602,392	1,692,360
Tony S. Giardini	0	40,669	657,200
Brant E. Hinze	0	490,326	964,645
Geoffrey P. Gold	0	378,829	753,006
James Crossland	0	302,772	658,892

1.	Based on the common share price on the TSX on the vesting date, less the option exercise price.
2.	Based on the common share price on the TSX on the vesting date.
3.
Values are in Canadian dollars and were converted to United States dollars for purposes of this table using the exchange rate of CAD $1.00 = 0.940200 US$. Value excludes signing bonuses and other non-performance related payments.

The following table provides information relating to amounts received upon the exercise of options during the year ended December 31, 2013:

Name	Number of options exercised and sold	Grant price(1) (US$)	Share price on exercise date(1) (US$)	Value realized(1) (US$)
J. Paul Rollinson	0	n/a	n/a	0
Tony S. Giardini	0	n/a	n/a	0
Brant E. Hinze	0	n/a	n/a	0
Geoffrey P. Gold	0	n/a	n/a	0
James Crossland	0	n/a	n/a	0

1.	Values are in Canadian dollars and were converted to United States dollars for purpose of this table using the exchange rate of CAD $1.00 = 0.940200 US$.

Additional equity compensation plan information

The following table provides details of compensation plans under which equity securities of the company are authorized for issuance as of the year ended December 31, 2013 (1):

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and RSUs (2),(6)	Weighted-average price of outstanding options, warrants and RSUs(3) CAD $	Number of securities remaining available for future issuance under equity compensation plans(4)(5)
Equity compensation plans approved by security holders	20,358,471	12.10	11,915,213
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	20,358,471	12.10	11,915,213

1.	This table does not include options and RSUs granted in early 2014 prior to the date of this circular.
2.	Represents the number of common shares reserved for issuance upon exercise of outstanding options (including options granted under acquired companies’ plans) and RSUs.
3.	Since the RSUs do not have an exercise price, they are not factored in the weighted average price calculation. 6,016,841 RSUs were outstanding as of December 31, 2013.
4.	Based on the maximum number of common shares reserved for issuance upon exercise of options under the share option plan of 21,166,667 and under the restricted share plan of 20,000,000.
5.	In addition, as of December 31, 2013, 510,546 common shares remained available for issuance under the employee share purchase plan.
6.
Includes options outstanding pursuant to plans assumed by the company in connection with acquisitions of other entities consisting of 3,998,970 options with a weighted average exercise price of $11.88 under the Red Back Mining Inc. Incentive stock option plan and 117,145 options with a weighted average exercise price of $8.21 under the Underworld Resources Inc. stock option plan.

2014 Management information circular    59

The following tables provide details of compensation plans under which equity securities of the company are authorized for issuance as of March 25, 2014:

	Share Purchase Plan		Option Plan		Assumed Stock Option Plans(1)		Restricted Share Plan		Total
	No.	% of Out- standing Shares	No.	% of Out- standing Shares	No.	% of Out- standing Shares	No.	% of Out- standing Shares	No.	% of Out- standing Shares
Maximum shares issuable	5,666,666	0.495	21,166,667	1.850	9,146,437	0.799	20,000,000	1.748	55,979,770	4.892%
Shares issued to date	5,156,120	0.451	5,698,881	0.498	5,066,522	0.443	8,194,083	0.716	24,115,606	2.107%
Shares issuable under outstanding Awards	-----	-----	12,790,188	1.118	4,079,915	0.357	7,564,727	0.661	24,434,830	2.135%
Shares available for future awards	510,546	0.045	2,677,598	0.234	N/A	N/A	4,241,190	0.371	7,429,334	0.649%

1.	Option plans for Red Back Mining Inc. and Underworld Resources Inc.

Weighted average exercise price of all outstanding options under all plans	CAD $10.39
Weighted average remaining term of all outstanding options under all plans	4.17 years
Aggregate number of full-value awards that have not vested or earned	RSUs: 4,834,756
PSUs: 2,729,971

Shares for issuance

	Restricted Share Plan	Share option plan	Employee share purchase plan
Maximum number of common shares reserved for issuance, as of March 25, 2014	20,000,000	21,166,667	5,666,666
Percent of common shares outstanding (approximate)	1.748%	1.850%	0.495%
Maximum number of common shares authorized for issuance to any one insider and such insider’s associates under each plan within a one-year period	5% of the total common shares then outstanding		None
Maximum number of common shares reserved for issuance to any one person under each plan	5% of the total common shares then outstanding		None
Maximum number of common shares authorized for issuance to insiders, at any time, under all compensation arrangements of the company	10% of total common shares outstanding
Maximum number of common shares issued to insiders under all compensation arrangements of the company within a one-year period	10% of total common shares then outstanding

The following table sets out the overhang, dilution and burn rate percentages in respect of options under the company’s stock option plan for the fiscal years ended 2013, 2012 and 2011 :

	2013	2012	2011
Overhang the total number of options available for issuance, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding common shares of the company at the end of the fiscal year.	1.35%	1.36%	1.36%
Dilution options issued but not exercised, expressed as a percentage of issued and outstanding common shares of the company at the end of the fiscal year.	0.89%	0.8%	0.55%
Burn Rate the number of options issued each year, expressed as a percentage of the issued and outstanding common shares of the company at the end of the fiscal year.	0.26%	0.43%	0.18%

60     Kinross Gold Corporation

Plan amendments
Restricted share plan
Under the terms of the restricted share plan, shareholder approval is required for any amendment, modification or change that:
•
increases the number of common shares reserved for issuance under the Restricted Share Plan, except in connection with a change of control or pursuant to the provisions in the Restricted Share Plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital;

•	extends eligibility to participate in the Restricted Share Plan to non-employee directors;
•	permits restricted share rights to be transferred other than for normal estate settlement purposes;
•	permits awards, other than the restricted share rights, to be made under the Restricted Share Plan;
•	reduces restrictions on the restricted period for RSUs granted under this plan except in the event of death, retirement or termination of employment or upon a change of control; or
•	deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.

Amendments which may be made without shareholder approval include amendments of a housekeeping nature, adjustments to outstanding RSUs in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.

Share option plan
Under the terms of the share option plan, shareholder approval is required for any amendment, modification or change that:
•	increases the number of common shares reserved for issuance;
•
reduces the exercise price of an option except in connection with a change of control or pursuant to the provisions in the plan which permit the human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital;

•	extends the term of an option beyond the original expiry date, or permits the expiry of an option to be beyond ten years from date of grant;
•	extends eligibility to participate to non-employee directors;
•	permits stock option rights to be transferred other than for normal estate settlement purposes;
•	permits awards, other than the stock option rights, to be made under the share option plan; or
•	deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification or change to remove or exceed the 10% limit on the number of common shares authorized for issuance, or issued, to insiders as a group.

Amendments which may be made without shareholder approval include amendments of a housekeeping nature, adjustments to outstanding options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, changes to vesting provisions, and a change to the termination provisions of an option which does not involve an extension of the term of an option beyond its original expiry date.

Share purchase plan
Under the terms of the share purchase plan, shareholder approval is required for any amendment, modification or change that:
•
increases the number of common shares reserved for issuance under the share purchase plan, except in connection with a change of control or pursuant to the provisions in the share purchase plan which permit the

2014 Management information circular     61

human resource and compensation committee to make equitable adjustments in the event of transactions affecting the company or its capital,
●	extends eligibility to participate in the share purchase plan to non-employee directors,
●	permits rights under the share purchase plan to be transferred other than for normal estate settlement purposes,
●	permits awards, other than the common shares, to be made under the share purchase plan, or
●	deletes or reduces the range of amendments which require shareholder approval.

In addition, under TSX listing requirements, shareholder approval is required for any amendment, modification or change to remove or exceed the 10% limit on the number of common shares authorized for issuance to insiders, or issued to insiders, as a group.

Amendments which may be made without shareholder approval include amendments of a housekeeping nature, adjustments to outstanding RSUs in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, the addition of covenants for the protection of participants, and changes to vesting provisions.

Pension and other benefit plans – Executive retirement allowance plan

In 2004, the company adopted the executive retirement allowance plan, the terms of which are described under “Retirement allowance” on page 45. The following is a table showing the accumulated value under the executive retirement allowance plan in 2013 for each NEO (sum of elements may vary slightly due to rounding):

	Accumulated value at start of year(1)	Compensatory(1)	Non-compensatory(1)	Accumulated value at year end(1)
Name	(US$)	(US$)	(US$)	(US$)
J. Paul Rollinson	960,002	423,090	29,753	1,412,845
Tony S. Giardini	14,573	179,108	2,260	195,941
Brant E. Hinze	477,596	253,854	15,263	746,713
Geoffrey P. Gold	1,234,905	222,124	34,846	1,491,875
James Crossland	843,872	193,918	24,260	1,062,050

1.	Values are in Canadian dollars and were converted to United States dollars for purpose of this table using the exchange rate of CAD $1.00 = 0.94019999 US$.

Employment contracts

Upon hire, all executives enter into an agreement with the company relating to their employment (their employment agreement). The employment agreements set out the starting compensation terms for the executive, as well as additional terms and conditions of employment. Compensation, including the annual salary payable under each of these employment agreements, is reviewed and may be adjusted annually or as required, as outlined on page 36.

Compensation on termination of employment
Among other things, the employment agreements for each of the NEOs generally outline terms relating to termination of employment with the company.

The tables below outline the compensation payable to NEOs in the event of termination of employment without cause by the company, or the resignation by an executive following a material or detrimental alteration of the employee’s position, a material reduction of salary or other specific adverse events for the NEO (a triggering event). The tables also outline the compensation to NEOs if the NEO’s employment is terminated or the NEO is subject to a triggering event within 18 months of the change of control of the company, which includes, among other things:
●	a merger transaction with another entity as a result of which less than 50% of the outstanding common shares of the successor corporation would be held by Kinross shareholders;

62     Kinross Gold Corporation

●	a sale of assets of the company that have an aggregate book value of more than 30% of the book value of the assets of the company; or
●
the acquisition by any person, entity or group of persons or entities acting jointly acquiring 20% or more of the votes attached to securities of the company which may be cast to elect directors of the company or its successor.

Provision	Termination without cause(1)	Termination following change of control(2)
Lump sum severance payment equal to the aggregate of:
2 times:
●      base salary, and
●      the greater of the target and average bonus paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus)
plus:
●      the greater of the target and average bonus paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

3 times:
●      base salary, and
●      the greater of the target bonus and average paid in the two prior fiscal years (or, if employed for less than two years, the previous year’s bonus, or if none, the target bonus)
plus:
●      the greater of the target bonus and average paid in the two prior fiscal years, prorated to the date of termination, in respect of the final year of employment.

Reimbursement for legal and financial counselling services:	up to CAD$10,000 (up to CAD$25,000 in the case of Mr. Rollinson)	up to CAD$10,000 (up to CAD$25,000 in the case of Mr. Rollinson)
Benefits(3)
continue for the ensuing 2 years or, alternatively, a lump sum payment valued at 30% of salary in lieu of benefits
(company paid life insurance for 2 years and lifetime medical benefits for Mr. Hinze and his spouse; $CAD500,000 for Mr. Rollinson)

continue for 3 years or, alternatively, a lump sum payment valued at 30% of salary in lieu of benefits
(company paid life insurance for 3 years and lifetime medical benefits for Mr. Hinze and his spouse; $750,000 CAD for Mr. Rollinson)

and Executive Retirement Allowance (ERA) plan:	lump sum equal to the present value of 2 years of ERAP contributions	lump sum equal to the present value of 3 years of ERAP contributions
RSUs, RPSUs and options:
All outstanding RSUs, RPSUs and options are handled in accordance with the terms of the plans (and thus forfeit except in the case of discretion exercised by the human resource and compensation committee), except in the case of Mr. Rollinson and Mr. Hinze, where 50% of the outstanding RSUs and options would vest immediately on termination, and the balance on the first anniversary of termination, subject to potential forfeiture(4),(5)
All outstanding RSUs, RPSUs and options vest immediately and remain in effect until their normal expiry

1.	All agreements for executives hired from 2011 forward include reduced provisions on termination where such termination occurs within the first six months of the date of hire.
2.
Mr. Hinze is a U.S. taxpayer, and would be subject to U.S. Tax Code Section 280G in the case of a change of control. To protect Mr. Hinze, the company has agreed to provide for a “best after tax” approach, whereby an assessment will be done of the severance payment amount between the “safe harbor” amount provided for under Section 280G, and the payment described above which will result in the highest after tax value to the executive, and the severance payment will thus be reduced to that amount. In no case will it exceed the amount outlined above.

3.
Mr. Hinze’s employment agreement provides for him to receive continuation of his life insurance for 2 years following termination, and benefits (medical, dental and vision benefits) for him and his spouse to continue for his lifetime following his retirement, resignation or termination of employment (except for termination with cause).

4.
Due to restrictions under U.S. tax law, all RSUs granted prior to the date of Mr. Hinze’s promotion and revised agreement will vest immediately on termination; RSUs granted between the date of promotion and February 28, 2014 will vest on the first anniversary of date of termination; and for RSUs granted after February 28, 2014, 50% will vest immediately on termination and the balance on the first anniversary of termination.

5.
The RSUs and options scheduled to vest on the first anniversary may be forfeited if, prior to that vesting date, the board determines that the executive failed to act in the best interests of the company or deliberately engaged in illegal activity.

Termination of employment is always by written notice, and may be by the company, with or without cause, or by the resignation of the executive. Following termination of employment, each of the NEOs under his employment agreement is subject to non-competition and non-solicitation covenants for a period of 12 months (except where such termination occurs in the first six months of employment, then such covenants are for three months).

2014 Management information circular	63

Compensation on retirement or death

Type of termination	Severance	Short-term incentive	Options	RSUs / RPSUs	Benefits	Retirement plan
Retirement(1)	None	Prorated incentive paid based on retirement date	Vested options must be exercised within 60 days; unvested options are forfeited	RSUs / RPSUs subject to a restricted period are forfeited, and those subject solely to a deferred payment date are settled for common shares	None (except for Mr. Hinze(2))	Retiring allowance payable
Death	None	Prorated incentive paid based on date of death	All unvested options vest, with lesser of 12 months and original term to exercise(3)	All RSUs / RPSUs automatically settled for common shares(3)	Health and dental benefits continue for eligible dependents for 2 years	Retiring allowance payable to surviving beneficiary or estate

1.
As disclosed on February 10, 2014, Mr. Hinze will retire effective October 1, 2014. Mr. Hinze’s employment agreement has been amended to reflect his retirement arrangement, which could not be triggered any earlier than October 1, 2014, the terms of which are summarized below.

Type of termination	One-time cash payment	Short-term incentive	Options / RSUs / RPSUs	Benefits	Retirement plan
Retirement (Mr. Hinze)
1.5 times base salary, and the greater of the target and average bonus paid in the two prior fiscal years

To be paid in two installments subject to forfeiture / clawback if Mr. Hinze breaches his post-employment obligations
Prorated incentive paid based on retirement date
Continued vesting of unvested options / RSUs / RPSUs for eighteen months following date of retirement, subject to clawback

All unvested options / RSUs / RPSUs that will not vest during the approved retirement period will be cancelled immediately following date of retirement
				Eligibility for lifetime benefits for Mr. Hinze and his spouse, subject to his making payments required of all U.S. retired employees	lump sum equal to the present value of ERA Plan contributions for retirement period (1.5 years)

2.
Mr. Hinze’s agreement provides for benefits (medical, dental and vision benefits) for himself and his spouse to continue for his lifetime following his retirement, resignation or termination of employment (except for termination with cause).

3.	See the value of accelerated vesting of equity in the “Termination following change in control” table.

64	Kinross Gold Corporation

Incremental payments on termination, retirement and death

The following table shows the value of the estimated incremental payments, payables, and benefits to each NEO still serving on and after December 31, 2013 that would have resulted had the relevant triggering event occurred on the last business day of the most recently completed financial year.

	Estimated incremental value of termination as of December 31, 2013 (1)
			Termination
			following
	Compensation	Termination	change of	Retirement(2)/	Death / change	Termination
Name	component	without cause	control	resignation	of control(3)	with cause
J. Paul Rollinson	Severance payment	$5,641,200	$8,461,800	$0	$0	$0
	Accelerated vesting of equity	$13,894	$43,713	$0	$43,713	$0
	Benefits / ERAP	$1,310,733	$1,935,684	$0	$0	$0
	Total	$6,965,827	$10,441,197	$0	$43,713	$0
Tony S. Giardini	Severance payment	$2,444,520	$3,666,780	$0	$0	$0
	Accelerated vesting of equity	$0	$7,402	$0	$7,402	$0
	Benefits / ERAP	$546,820	$715,774	$0	$0	$0
	Total	$2,991,340	$4,389,956	$0	$7,402	$0
Brant E. Hinze	Severance payment	$3,384,720	$5,077,080	$0	$0	$0
	Accelerated vesting of equity	$11,332	$36,231	$0	$36,231	$0
	Benefits / ERAP	$1,202,503	$1,532,777	$638,552	$0	$0
	Total	$4,598,555	$6,646,087	$638,552	$36,231	$0
Geoffrey P. Gold	Severance payment	$2,961,630	$4,442,445	$0	$0	$0
	Accelerated vesting of equity	$0	$20,461	$0	$20,461	$0
	Benefits / ERAP	$616,113	$820,795	$0	$0	$0
	Total	$3,577,743	$5,283,700	$0	$20,461	$0
James Crossland	Severance payment	$2,585,550	$3,878,325	$0	$0	$0
	Accelerated vesting of equity	$0	$14,599	$0	$14,599	$0
	Benefits / ERAP	$539,017	$717,749	$0	$0	$0
	Total	$3,124,567	$4,610,672	$0	$14,599	$0

1.	These tables reflect the estimated incremental payments that are triggered under each circumstance identified in the respective headings.
2.
Upon retirement, NEOs receive accumulated values in the executive retirement allowance plan as reported under “Executive retirement allowance plan” on page 45. No other incremental amounts would be paid in the event of retirement, with the exception of Mr. Hinze, who would also receive the present value of lifetime medical benefits for himself and his spouse, which is estimated to cost $638,552 as at December 31, 2013.  In addition, Mr. Hinze’s employment agreement has been amended to reflect his retirement arrangement, which could not be triggered any earlier than October 1, 2014.

3.
Upon death and change in control, RSUs, RPSUs and options vest immediately. The amounts shown represent the present value of the accelerated vesting of options, RSUs and RPSUs (assuming vesting at target) under the terms of the respective plans. Discount rates used were generated using Canadian money market wholesale interest rates as at December 31, 2013 corresponding to each applicable discount period.  No other incremental amounts would be paid.

Other than as described above, the company (and its subsidiaries) currently have no employment contracts in place with the NEOs, and no compensatory plans or arrangements with respect to the NEOs, that results or will result from the resignation, retirement or any other termination of such executives’ employment with the company (and its subsidiaries), from a change of control of the company (and its subsidiaries) or a change in the NEOs responsibilities following a change of control.

2014 Management information circular	65

Governance

Kinross and the board recognize the importance of corporate governance to the effective management of the company and to the protection of its employees, shareholders and other stakeholders. Kinross’ approach to significant issues of corporate governance is designed with a view to ensuring that the business and affairs of the company are effectively managed so as to enhance shareholder value.

2013 Highlights

Financial
●	Non-audit fees were approximately 10% of total fees charged by the company’s auditor,
●	No adverse audit opinions since formation in 1993,
●	No financial restatements since 2005,
●	No untimely financial disclosures since 2005 (see “Cease trade orders” on page 19),
●	No enforcement actions by securities regulators against the company, or any of its directors or officers, since 2005 (see “Cease trade orders” on page 19),
●	No material weaknesses in internal controls since reporting of such was first required commencing 2006, and
●	Chair of the audit & risk committee is a “financial expert” re-elected.

Directors
●	3 of 12 directors are women,
●	11 of 12 directors are independent, including an independent chair,
●	All board committees are composed solely of independent directors,
●	In 2013, all directors attended 100% of board and committee meetings during their applicable tenure (except one director was unable to attend a single board meeting),
●	In 2013, the board and each of its committees met independently of management at all of their respective meetings,
●	Board meetings have a majority quorum requirement,
●	Majority voting applies to annual director elections,
●	All directors were re-elected at the last meeting of shareholders with greater than 96% of the votes cast,
●	Directors are subject to share ownership requirements and, as applicable, all directors currently meet those requirements,
●	Annually, the board evaluates itself, as a whole, and individual directors,
●	In 2013, the board conducted a 360 degree peer review of its members,
●	The board has implemented board diversity and interlock policies, and a shareholder engagement policy,
●	The board cannot issue blank check preferred stock, and
●	The company has a shareholder rights plan in effect until 2015.

Regulatory compliance
The board, through its corporate governance and nominating committee, monitors the extensive and continuing changes to the regulatory environment with respect to corporate governance practices and the corporate governance and nominating committee recommends to the board changes to the company’s governance practices in light of changing governance expectations, regulations and best practices.

Extensive regulatory changes have come into effect or are proposed under the rules and regulations issued by Canadian Securities Administrators, including a national policy entitled Corporate Governance Guidelines and related disclosure requirements that were adopted in 2005 (the “corporate governance guidelines”), as well as by the Securities and Exchange Commission (SEC) and the NYSE. The board will continue to review and revise the company’s governance practices in response to changing governance expectations, regulations and best practices.

Kinross’ corporate governance practices have been designed to align with applicable Canadian corporate governance guidelines and other requirements. In addition, Kinross is fully compliant with National Instrument 52-110 pertaining to audit committees adopted by Canadian Securities Administrators.

66	Kinross Gold Corporation

Although, as a regulatory matter, the majority of the corporate governance listing standards of the NYSE (the “NYSE standards”) are not applicable to the company, the company has corporate governance practices that are substantially compliant with the NYSE standards. Details of the company’s corporate governance practices compared to the NYSE standards are available for review on the company’s website at www.kinross.com.

Our board of directors
There are currently twelve members of the board, of whom eleven are independent within the meaning of the corporate governance guidelines and the NYSE standards. The independent directors hold regularly scheduled meetings (at least once every quarter) at which non-independent directors and management are not present. Mr. Rollinson is not independent as he is an officer of Kinross.

The board has appointed a chair, Mr. John Oliver. The chair of the board (also referred to as the “independent chair”) is an independent director who has been designated by the full board to assume the leadership of the board and to enhance and protect, with the corporate governance and nominating committee and the other committees of the board, the independence of the board.

The responsibilities of the independent chair are set out in a position description for the independent chair adopted by the board. These responsibilities may be delegated or shared with the corporate governance and nominating committee and/or any other independent committee of the board and include responsibilities such as:
●	chairing all meetings of directors,
●	providing leadership to the board to enhance the board’s effectiveness,
●	managing the board,
●	acting as a liaison between the board and management, and
●	representing the company to certain external groups.

A copy of the position description of the independent chair is available upon request to the Corporate Secretary of the company.

The board fulfills its mandate directly and through its committees at regularly scheduled meetings or as required. The frequency of meetings may be increased and the nature of the agenda items may be amended depending upon the state of the company’s affairs and in light of the opportunities or risks that the company faces. The directors are kept informed of the company’s operations at these meetings as well as through reports and discussions with management on matters within their particular areas of expertise.

The board has adopted performance schedules for the board and each of its committees. These performance schedules have been developed by the corporate governance and nominating committee as a tool to ensure:
●	the adequate scheduling of meetings for the purpose of fulfilling all duties of board and the committees as set out in their charters,
●	the fulfillment of the board and committee duties, and
●	the evaluation of the fulfillment of such duties in light of the board and committee charters.

The directors meet regularly without management to review the business operations, corporate governance and financial results of the company. In fiscal 2013, the independent directors met without management present at twelve out of a total of twelve board meetings.

The attendance record of each director and committee member at meetings held during the last year and the names of other reporting issuers for whom certain Kinross directors also serve as directors are set out in the table appearing under “About the nominated directors” on page 12.

Code of business conduct and ethics
As part of its commitment to maintaining the highest ethical standards, the board has adopted a code of business conduct and ethics (the Code) for its directors, officers, employees and contractors. The corporate governance and nominating committee has responsibility for monitoring compliance with the Code by ensuring that all directors, officers, employees and contractors receive and familiarize themselves with the Code and acknowledge their support and understanding of the Code. Any non-compliance with the Code is to be reported in accordance with the Code and

2014 Management information circular	67

the company’s whistleblower policy, to the chair of the corporate governance and nominating committee, the chair of the audit and risk committee, the Chief Legal Officer or Vice-President & General Counsel or, as applicable, to the Vice-President, Human Resources.

A copy of the Code may be accessed on the company’s website at www.kinross.com or on SEDAR at www.sedar.com.

The board takes steps to ensure that directors, officers and employees exercise independent judgment in considering transactions and agreements in respect of which a director, officer or employee of the company has a material interest, which include ensuring that directors, officers and employees are thoroughly familiar with the Code and, in particular, the rules concerning reporting conflicts of interest. Where a director declares an interest in any material contract or transaction being considered at a meeting of directors, the director absents himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

The board encourages adherence to an overall culture of ethical business conduct by:
●	promoting compliance with applicable laws, rules and regulations,
●	providing guidance to directors, officers and employees to help them recognize and deal with ethical issues,
●	promoting a culture of open communication, honesty and accountability, and
●	ensuring awareness of disciplinary action for violations of ethical business conduct.

68	Kinross Gold Corporation

Role of the board of directors

The board mandate has been formalized in a written charter. The board discharges its responsibilities directly and through committees of the board, currently consisting of the audit and risk committee; corporate governance and nominating committee; corporate responsibility committee; human resource and compensation committee; operations and technical committee.  All such committees are composed solely of independent directors.

The charter of the board sets out specific responsibilities, some of which include:
●	appointing the independent chair who is responsible for the leadership of the board and for specific functions to enhance the independence of the board,
●	the adoption of a strategic planning process, approval of strategic plans and monitoring performance against such plans,
●	the review and approval of corporate objectives and goals applicable to senior management of the company,
●	defining major corporate decisions requiring board approval and approving such decisions as they arise from time to time, and
●
obtaining periodic reports from management on the company’s operations including reports on security issues surrounding the company’s assets, property and employees and the relevant mechanisms that management has put in place.

Annually, the board reviews and approves a strategic plan that takes into account business opportunities and business risks consistent with Kinross’ risk appetite.

Additional functions of the board are included in its charter or have been delegated to its committees. A complete copy of the charter of the board of directors of the company is attached as Schedule I to this circular and is available upon request to the Corporate Secretary or on the company’s website at www.kinross.com.

In carrying out its mandate, the board met twelve times in 2013, on each occasion also meeting without management present. At such meetings and pursuant to written resolutions, the board fulfilled its responsibilities by doing the following, among other things:
●	adopted a strategic plan proposed by management,
●	considered possible strategic initiatives for the company,
●	reviewed and approved payment of dividend paid, if any,
●	reviewed and approved amendments to the board committee charters,
●	reviewed director profiles,
●	approved the formation of the operations and technical committee,
●	reviewed and approved financial statements,
●	obtained periodic reports from management regarding operational matters, gold sales, cash flows and borrowing activities, approved the 2013 budget,
●
received reports from the chair of the audit and risk committee regarding financial, audit, internal control and legal matters and the implementation and operationalization of the risk management framework,

●	reviewed and approved revised the company’s cash investment policy,
●	reviewed recommendations of the corporate governance and nominating committee and made certain changes to board practices,
●	received reports from the chair of the corporate responsibility committee regarding environmental, health and safety matters,
●	received reports from the chair of the human resource and compensation committee and approved the compensation awarded to the CEO and senior executives, including the NEOs, and
●
received reports from the chair of the operations and technical committee regarding the overall process relating to the reporting of the company’s mineral reserves and mineral resources; material exploration, operating, development and technical activities; and the process for identifying and management of technical and operating risks.

2014 Management information circular	69

Position descriptions
The independent chair of the board works with the chairs of the committees of the board to assist them in carrying out their roles and responsibilities as detailed in the committee charters.

In general, committee chairs fulfill their responsibilities by, among other things:
●	reviewing and approving the agenda for each committee meeting,
●	presiding over committee meetings,
●	obtaining reports from management regarding matters relevant to their mandate, and
●	reporting to the full board and making recommendations to the board regarding matters in their committee’s areas of responsibility.

The board and the CEO engage in an ongoing dialogue regarding the board’s ongoing expectations for the CEO’s responsibilities, which include:
●	assuming the leadership of management and the day to day leadership of the company,
●	developing and recommending Kinross’ strategic plans,
●	implementing Kinross’ business and operational plans,
●	reporting regularly to the board on the overall progress of Kinross against its financial and operational objectives,
●	ensuring that Kinross’ strategic business is carried out efficiently, with integrity and ethically, and
●	communicating and liaising with investors, other stakeholders and public markets.

Assessing the board
The current practice of the board is for the independent chair, with the assistance of the corporate governance and nominating committee, to make ongoing formal and informal assessments of the performance of the board, board committees and individual directors. The board has a formal board evaluation process which is completed annually and consists of evaluation forms for the board, as a whole and for individual directors.

The evaluation of the board as a whole is aimed at determining the effectiveness of the board and how improvements could be made. The evaluation of individual directors is aimed at ensuring that each board member brings an adequate contribution to the board as a whole in light of its overall needs. Such evaluations are used by the independent chair and the corporate governance and nominating committee to recommend changes to board composition or board structure, as may be required from time to time.

Nominating and method of voting for directors
The corporate governance and nominating committee, which is composed entirely of independent directors, is responsible for identifying and recruiting new candidates for nomination to the board.

Among the duties under its mandate, the corporate governance and nominating committee:
●	reviews the composition of the board to ensure it has an appropriate number of independent directors,
●	maintains an evergreen list of potential nominees,
●	analyzes the needs of the board when vacancies arise,
●	ensures that an appropriate selection process for new board nominees is in place,
●	makes recommendations to the board for the election of nominees to the board,
●	continually engages in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and
●	identifies needs of the board with the help of a skills and experience assessment, and diversity analysis, matching this to the continuously refreshed evergreen list of potential nominees.

In assessing the composition of the board the corporate governance and nominating committee takes into account the following considerations:
●	the independence of each director,
●	diversity of the board, including gender representation,
●	the competencies and skills that the board, as a whole, should possess, and

70	Kinross Gold Corporation

●	the current strengths, skills and experience represented by each director, as well as each director’s personality and other qualities as they affect board dynamics.

Nominees to the board proposed for election at the meeting are elected by individual voting on each nominee to the board.

Mandatory retirement age
Effective November 12, 2013, a mandatory retirement age of 73 years old was adopted for all directors.

Skills and experience
The matrix below shows the board’s mix of skills and experience in areas that are important to the company’s business. The skills and experience matrix is also used to identify those skills for which the company should recruit when making changes to its board.

Skill / area of experience	Directors with significant skills or experience
Managing or leading growth – experience driving strategic direction and leading growth of an organization	12
International – experience working in a major organization that has business in one or more international jurisdictions	9
Senior officer – experience as a CEO/COO/CFO of a publicly listed company or major organization	7
Operations – experience as a senior operational officer of a publicly listed company or major organization or production or exploration experience with a leading mining or resource company	11
Mining or global resource industry – experience in the mining industry, combined with a strong knowledge of market participants	6
Information technology – experience in information technology with major implementations of management systems	2
Human resources – strong understanding of compensation, benefit and pension programs, with specific expertise in executive compensation programs, organizational/personal development and training	2
Investment banking/mergers & acquisitions – experience in investment banking, finance or in major mergers and acquisitions	8
Financial literacy – senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian or US GAAP, and/or IFRS)	8
Communications, investor relations, public relations and media – experience in or a strong understanding of communications, public media and investor relations	7
Corporate responsibility and sustainable development – understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices	8
Government relations – experience in, or a strong understanding of, the workings of government and public policy in Canada and internationally.	8
Governance/board – experience as a board member of a major organization	6
Legal – experience as a lawyer either in private practice or in-house with a publicly listed company or major organization	1

Diversity
In addition to the relevant skills and experience contained in the above matrix, the corporate governance and nominating committee takes into account the diversity of candidates when filling board vacancies and changing its composition. Diversity (including gender, aboriginal heritage, age, geographic representation and political affiliation) plays an important role in bringing together the breadth of perspective necessary for success and enhancing board performance. The composition of the board is intended to reflect a diverse mix of skills, experience, knowledge and backgrounds. In 2012, the board developed and approved the board diversity policy to document this intent. Kinross also tracks the number of directors with significant, limited or no operations experience.

In 2013, with a focus on increasing the board’s gender diversity, the corporate governance and nominating committee actively recruited women and successfully retained Mses. Power and Woods to join the board, increasing the representation of women sitting as independent directors to three of twelve (or 25%).  Along with Ms. McLeod-Seltzer, Mses. Power and Woods were re-elected at the company’s 2013 shareholders’ meeting and all stand for re-election at this meeting.

2014 Management information circular	71

New director orientation and continuing education

The corporate governance and nominating committee, in conjunction with the independent chair of the board and the CEO of the company, is responsible for ensuring that new directors are provided with an orientation and education program which includes written information about the duties and obligations of directors (including board and committee charters, company policies and other materials), the business and operations of the company, documents from recent board meetings, and opportunities for meetings and discussion with senior management and other directors.

Continuing education helps directors keep up to date on changing governance issues and requirements, and understand issues the company faces within the context of its business. The board recognizes the importance of ongoing director education and the need for each director to take personal responsibility for this process.

To facilitate ongoing education of the directors, the corporate governance and nominating committee, the independent chair or the CEO will, as may be necessary from time to time:
●	request that directors determine their training and education needs and interests,
●	arrange ongoing visitation by directors to the company’s facilities and operations,
●	arrange the funding for the attendance of directors at seminars or conferences of interest and relevance to their position as a director of the company, and
●	encourage and facilitate presentations by members of management and outside experts to the board or committees on matters of particular importance or emerging significance.

Each of the current directors is encouraged to complete a recognized director education program such as those offered by the Corporate Governance College. Kinross provides access to and financial support for continuing education courses, with particular emphasis on best practices in corporate governance, and will cover 100% of the cost to attend and complete selected programs.

The following table provides details regarding various continuing education events held for, or attended by, the company’s directors during the financial year ended December 31, 2013. In addition to these, the directors receive regular updates from management on matters of particular importance or emerging significance.

Date	Topic	Presented/Hosted by	Attended by
February, 2013	Presentation on Current Corporate Governance Issues	Osler, Hoskin & Harcourt LLP	John K. Carrington John M.H. Huxley Kenneth C. Irving John A. Keyes
March, 2013	International Convention, Tradeshow & Investors Exchange	Prospectors and Developers Association of Canada	Catherine McLeod-Seltzer
March, 2013	Global Metals & Mining Conference	BMO Capital Markets	Catherine McLeod-Seltzer
March, 2013	Cyber Dialogue	Canadian Centre for Global Security Studies	Kenneth C. Irving
April, 2013	Roundtable on Board Diversity	Canadian Board Diversity Council	Catherine McLeod-Seltzer
May, 2013	Board and Governance Roundtable	KPMG	John A. Brough
May, 2013	Visit to Round Mountain and Fort Knox mines	Kinross	John A. Brough John K. Carrington John M.H. Huxley Kenneth C. Irving John A. Keyes John A. Macken Catherine McLeod-Seltzer John E. Oliver Una M. Power Terence C.W. Reid
June, 2013	Audit Committee Roundtable	KPMG	John A. Brough
June, 2013	TED Global 2013: Think Again Conference	Sapling Foundation	Kenneth C. Irving

72	Kinross Gold Corporation

September, 2013	Denver Gold Forum	Denver Gold Group	Catherine McLeod-Seltzer
September, 2013	Mining Executive Forum	KPMG	John A. Brough
October, 2013	Corporate Board Member Annual Summit	Corporate Board Member	John A. Brough John M.H. Huxley John E. Oliver
November, 2013	Mega Mining Minds 2013	PWC	Catherine McLeod-Seltzer
November, 2013	Presentation on 43-101 standards for Mineral Projects within Canada	Kinross (John Sims, Vice President, Technical Services and Qualified Person for Mineral Reserve and Mineral Resource Reporting)	John K. Carrington John A. Keyes John A. Macken Catherine McLeod-Seltzer Una M. Power

360 degree peer review

In 2013, the board conducted a 360 degree peer review of its members.  Each director completed evaluation forms respecting their peers, forms were collected and reviewed by the independent chair and the chair of the corporate governance and nominating committee. The results were communicated to the corporate governance and nominating committee by its chair and to the entire board by the independent chair.

2014 Management information circular	73

Board committee reports

Audit and risk committee

Members: John A. Brough (Chair), John M. H. Huxley, Una M. Power, Terence C. W. Reid

The audit and risk committee is composed entirely of independent directors who are financially literate (as such term is defined in National Instrument 52-110) and at least one member, Mr. Brough the chair, is an audit committee financial expert in accordance with the NYSE standards and SEC requirements. The audit and risk committee has a written charter setting out its responsibilities.

Generally, the audit and risk committee is responsible for overseeing:
●	the integrity of Kinross’ financial statements,
●	the independent auditors’ qualifications and independence,
●	the performance of the internal audit functions, and
●	the process for identifying and managing business risks.

The committee monitors Kinross’ financial reporting process and internal control systems and provides open lines of communication among the independent auditors, financial and senior management and the full board on financial reporting and controls matters. The committee
●	reviews the principal risks of Kinross’ business and operations, and any other circumstances and events that could have a significant impact on the company’s assets and stakeholders,
●	assesses the overall process for identifying principal business and operational risks and the implementation of appropriate measures to manage and disclose these risks, and
●	reviews all insurance coverage and disclosure of respecting oversight of management of principal business and operational risks.

In carrying out its mandate, the audit and risk committee met five (5) times in 2013. The committee fulfilled its mandate by doing the following, among other things:
●	reviewed and recommended for approval financial statements, management’s discussion and analysis and financial press releases,
●	obtained treasury reports on cash flows, gold sales and borrowing matters,
●	met with the internal audit function with and without management being present,
●	met with the external auditors with and without management being present,
●	met with management separately,
●	approved audit engagements,
●	obtained reports from the external auditors regarding internal controls,
●	reported to the full board on financial, audit and internal control matters,
●	reviewed reports regarding Kinross’ risk management activities including the operationalization of the enterprise risk management system,
●	reviewed, recommended and approved matters related to the transition to IFRS reporting obligations,
●	received updates on material claims (actual contingent or potential) and material legislative changes,
●	reviewed and recommended for approval a revised charter, and
●	reviewed and recommended for approval a revised cash investment policy.

Additional information regarding the company’s audit and risk committee is contained in the company’s annual information form (AIF) under the heading Audit and risk committee and a copy of the audit and risk committee charter is attached to the AIF as Schedule A. The AIF is filed annually, on or about March 31, on SEDAR at www.sedar.com. A copy of the charter is also available upon request to the Corporate Secretary and on the company’s website at www.kinross.com.

“John A. Brough”
Chair, Audit and Risk Committee

74	Kinross Gold Corporation

Corporate governance and nominating committee

Members: John M. H. Huxley (Chair), Kenneth C. Irving, Terence C. W. Reid, Ruth G. Woods

The corporate governance and nominating committee is composed entirely of independent directors. The mandate of the corporate governance and nominating committee has been formalized in its written charter. The committee’s mandate continues to include responsibility for developing the company’s approach to matters of corporate governance, responsibility for identifying and proposing new qualified nominees to the full board, for assessing directors on an on-going basis and to review and make recommendations to the board as to all such matters.

Generally, the corporate governance and nominating committee’s mandate includes:
●	assisting the independent chair in carrying out his responsibilities,
●	annually reviewing the board and committee charters,
●	recommending procedures to enable the board to meet on a regular basis without management,
●	adopting procedures to ensure that the board can conduct its work effectively and efficiently,
●	receiving periodic reports on compliance of core policies,
●	reporting to the full board on corporate governance matters,
●	reviewing the composition of the board to ensure that an appropriate number of independent directors sit on the board,
●	maintaining an evergreen list of potential board nominees,
●	analyzing the needs of the board when vacancies arise,
●	overseeing implementation of an appropriate selection process for new board nominees,
●	making recommendations to the board for the election of nominees to the board,
●	continually engaging in succession planning for the board, by performing at least annually, a process similar to that which is used for senior management, and
●	identifying needs of the board with the help of the skills and knowledge analysis and matching this to the continuously refreshed evergreen list of potential nominees.

The corporate governance and nominating committee maintains an evergreen list of potential candidates for appointment to the board and a skills matrix to identify skills for recruitment when making changes to the board (see “Skills and experience” on page 71).

In carrying out its mandate, the corporate governance and nominating committee met seven (7) times in 2013. The committee fulfilled its responsibilities by doing the following, among other things:
●	reviewed the completed board self-evaluation forms, individual director evaluation forms and the evaluation forms of the independent chair and the chief executive officer,
●	provided feedback to the full board regarding the above evaluations,
●	assessed the company’s directors and officers liability insurance needs,
●	reviewed and made recommendations to revise the board and committee charters,
●	reviewed external corporate governance surveys and improvements that could be made to Kinross’ practices,
●	received reports on and considered the company’s compliance practices and whistleblower reports,
●	conducted a 360 degree peer review as per previously approved processes (see “360 degree peer review” on page 73),
●	reviewed and approved revisions to the annual board/committee evaluation forms,
●	reviewed and recommended for approval revised core policies,
●	completed a nomination process to identify new nominees for the board of directors,
●	recommended three nominees for election to the board of directors, and
●	reviewed and recommended a change to the mandatory retirement age policy for directors (see “Mandatory retirement age” on page 71).

2014 Management information circular	75

A copy of the corporate governance and nominating committee charter is available upon request to the  Corporate Secretary and on the company’s website at www.kinross.com.

“John M. H. Huxley”
Chair, Corporate Governance and Nominating Committee

Corporate responsibility committee

Members: John A. Keyes (Chair), John K. Carrington, Kenneth C. Irving, John A. Macken

The corporate responsibility committee is composed entirely of independent directors. The mandate of the corporate responsibility committee, which has been formalized in its written charter, is to review the development and implementation of strategies, policies and management systems relating to safety, health, environmental stewardship, project permitting, local communities and corporate responsibility generally. This includes:
●	providing advice to assist management in achieving the objectives set out in the Kinross Environmental Policy and Framework,
●	monitoring its effectiveness,
●	discussing with management any necessary improvements to such policy and its framework of implementation, and
●	assisting management in implementing and maintaining appropriate health, safety and corporate responsibility programs obtaining periodic reports on such programs.

In carrying out its mandate, the corporate responsibility committee met four (4) times during 2013. The committee fulfilled its mandate by obtaining and reviewing, among other things:
●	periodic reports from management on health and safety matters and environmental compliance reports,
●	regular updates on reclamation matters,
●	periodic updates on major project permitting activities,
●	periodic updates on legislative and regulatory matters, and on the implementation of the company’s corporate responsibility strategy, and
●	a revised charter, and approving same.

In addition to the above, the corporate responsibility committee provided feedback and advice to management regarding these matters and reported to the full board on environmental, health, safety, project permitting and corporate responsibility matters related to the company’s operations and activities.

A copy of the corporate responsibility committee charter is available upon request to the Corporate Secretary and on the company’s website at www.kinross.com.

“John A. Keyes”
Chair, Corporate Responsibility Committee

Human resource and compensation committee

Members: John E. Oliver (Chair), John A. Brough, John M. H. Huxley, Catherine McLeod-Seltzer, Ruth G. Woods

The human resource and compensation committee, which is composed entirely of independent directors, is responsible for making recommendations to the board on all matters relating to the compensation of the officers, directors and employees of the company.

For the purpose of its mandate, the human resource and compensation committee reviews all aspects of compensation paid to management, directors and employees of other mining companies to ensure the company’s compensation programs are competitive so that the company will be in a position to attract, motivate and retain high calibre individuals.

In 2013, the human resource and compensation committee engaged Mercer to provide it support in determining compensation for the company’s senior executive officers and directors during the most recently completed financial

76	Kinross Gold Corporation

year (see “Independent advice”, page 25). Determinations made by the committee, however, also reflect factors and considerations other than the information provided by Mercer. For further discussion of the committee and its activities in this area see “Compensation” starting on page 20 and “Compensation governance” on page 23.

The human resource and compensation committee annually reviews succession plans for the CEO and senior leadership team. Internal and external candidates are identified and the development plans of internal successors are reviewed by the committee. Development plans and progress of internal candidates are reviewed by the CEO and senior management regularly. The board becomes familiar with candidates for CEO and senior executive positions through presentations and annual joint management and board planning sessions.  The mandate of the human resource and compensation committee has been formalized in a written charter.

In carrying out its mandate, the human resource and compensation committee met seven (7) times in 2013.

In fulfilling its mandate in 2013 with respect to total compensation, the human resource and compensation committee:
●	reviewed corporate goals and objectives in order to establish performance criteria at the beginning of the year,
●	reviewed the existing compensation model including the philosophy, methodology and program design,
●	examined the comparator groups and approved changes as discussed on page 30,
●
reviewed long-term incentive plan program attributes including mix of restricted share units, options and restricted performance share units versus the comparator group and the TSX 60, as discussed on page 32,

●	“Stress tested” executive compensation programs to understand the range of possible outcomes under current plans and as a result of current equity holdings,
●	reviewed compensation programs to satisfy itself that appropriate governance is in place to mitigate risk of compensation practices providing inappropriate incentives for risk taking or fraud,
●	reviewed employment contract terms for all senior executives,
●	reviewed succession plans for the CEO and senior leadership team, as well as other critical senior management positions, reviewed internal and external candidates identified for each position,
●	reviewed and recommended all compensation matters as it related to the senior executives including employment offers, promotions and severance arrangements,
●	compared Kinross’ performance relative to the comparator group and benchmarks,
●	completed an assessment of performance results relative to the strategic plan of the company and the annual four point plan,
●
reviewed and approved corporate goals, objectives, and performance results relevant to the compensation of the CEO and other members of the senior leadership team and monitored and evaluated the performance of the CEO and other members of the senior leadership team,

●	recommended annual corporate performance factors, individual executive performance evaluations and total compensation for senior executives and salaried employees to the board for approval,
●	continued to engage the services of an independent external consultant to provide advice and expertise on executive compensation matters,
●	reviewed and recommended for approval its revised charter, and
●	approved equity grants.

A copy of the human resource and compensation committee charter is available upon request to the Corporate Secretary and on the company’s website at www.kinross.com.

“John E. Oliver”
Chair, Board of Directors
Chair, Human Resource and Compensation Committee

2014 Management information circular	77

Operations and technical committee

Members: John K. Carrington (Chair), John A. Keyes, John A. Macken, Catherine McLeod-Seltzer, Una M. Power

The operations and technical committee is composed entirely of independent directors.  The operations and technical committee was formed in May, 2013 and is composed entirely of independent directors.  The mandate of the operations and technical committee has been formalized in its written charter.

Generally, the operations and technical committee’s mandate includes:
•	review the qualifications of individual selected by management to act as the internal qualified person to estimate and report mineral reserves and mineral resources,
•
review the scope of mineral reserves and mineral resources assessments with regard to legal and regulatory mattes, applicable securities legislation, industry practice and procedures relating to disclosure of information on mining activities,

•	consider with management, the material assumptions, operating parameters and methodologies used to create mineral reserve and mineral resources estimate,
•	review and comment on items in the annual budget related to exploration, development and operational matters,
•	review material proposals for mining capital programs,
•	consider with management, the technical aspects of the company’s material exploration, development, financing construction, mining projects and mine closure plans,
•	review identification of risks related to exploration, development, and operating activities and the systems and practices in place for mitigating such risks,
•	consider any relevant regulatory changes, initiatives and trends that may affect the company’s exploration, development, operating activities, mineral reserves or mineral resources, and
•	annually evaluate the committee’s performance.

In carrying out its mandate, the operations and technical committee met four (4) times in 2013.  The committee fulfilled its responsibilities by doing the following, among other things:
•	created and approved its initial charter,
•	received regular reports from management respecting exploration, development and operational matters related to the company’s mineral properties,
•	reviewed exploration, development and operational items included in the 2014 budget,
•	reviewed and recommended for approval various capital expenditures; and
•	reviewed the qualifications for “Qualified Person” and requirements under National Instrument 43-101.

“John K. Carrington”
Chair, Operations and Technical Committee

78	Kinross Gold Corporation

Other information

About shareholder engagement

Kinross is committed to engaging in constructive and meaningful communication with its shareholders and other stakeholders. Kinross communicates with shareholders and other stakeholders through a variety of channels, including through its annual and quarterly reports and proxy circular, press releases, annual information form, website and industry conferences. Kinross holds a quarterly earnings call which is open to all. Kinross has also adopted a formal shareholder engagement policy which is available on request to the Corporate Secretary or on the company’s website at www.kinross.com.

Feedback to the board of directors

Shareholders may communicate comments directly to the board by writing to the Independent Chair, care of the Corporate Secretary, at Kinross Gold Corporation, 25 York Street, 15th Floor, Toronto, Ontario, M5J 2V5.  All correspondence, with the exception of solicitations for the purchase or sale of products and services and other similar types of correspondence, will be forwarded to the independent chair. Alternatively, the independent chair may be contacted directly by telephone at (416) 365-5123 (ext. 2002).

Interest of certain persons in matters to be acted upon

No (a) director or executive officer of the company who has held such position at any time since January 1, 2013, (b) proposed nominee for election as a director of the company, or (c) associate or affiliate of a person in (a) or (b), has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

Interest of informed persons in material transactions

Since January 1, 2013, no informed person of the company, nominee for election as a director of the company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the company or its subsidiaries.

Indebtedness of directors and officers

To the knowledge of the company, as at March 25, 2014 there was no outstanding indebtedness to the company or its subsidiaries incurred by directors, officers or employees, or former directors, executive officers or employees of the company and its subsidiaries (or any associates of such persons) in connection with the purchase of securities of the company or its subsidiaries, and there was no outstanding indebtedness incurred by any such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the company or its subsidiaries. In addition, the company does not grant personal loans to its directors and executive officers (or any associates of such persons), as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act.

Additional information

Additional information relating to the company can be found under its profile on SEDAR at www.sedar.com and on the company’s web site at www.kinross.com.  Financial information is provided in the company’s audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2013 which accompany this circular and can also be found on SEDAR at www.sedar.com. Shareholders may also contact the Vice-President, Investor Relations of the company by phone at (416) 365-5123 or by e-mail at Info@Kinross.com to request copies of these documents.

2014 Management information circular	79

Appendices

CHARTER OF THE BOARD OF DIRECTORS

I.	Purpose

Kinross’ Board of Directors is ultimately responsible for the stewardship of, and the supervision and coaching of the management of, the business and affairs of Kinross and must act in the best interests of Kinross.  The Board of Directors will discharge its responsibilities directly and through its committees, currently consisting of  an  Audit  and  Risk  Committee,  Human  Resources  and Compensation Committee, Corporate Responsibility Committee and Corporate Governance and Nominating Committee. The Board of Directors shall meet regularly to review the business operations and corporate governance and financial results of Kinross.  Meetings of the Board of Directors shall include regular meetings with management to discuss specific aspects of the operations of Kinross.  The “Independent” board members shall also hold separate, regularly scheduled meetings at which management is not in attendance.

II.	Composition

The Board of Directors shall be constituted at all times of a majority of individuals who are “independent directors” in accordance with applicable legal requirements, including the requirements published by the Canadian Securities Administrators and the Corporate Governance Rules of the New York Stock Exchange, as such rules are revised, updated or replaced from time to time. In addition at least (a) three of the independent directors shall be “independent directors” in accordance with applicable legal requirements for service on an audit committee and (b) three of the independent directors shall satisfy applicable legal requirements for service as an independent director on a compensation committee. A copy of the independence requirements is reproduced in Schedule “A” attached hereto.

III.	Responsibilities

The Board of Directors’ responsibilities include, without limitation to its general mandate, the following specific responsibilities:
	■	Reviewing and approving all annual and interim financial statements and related footnotes, management’s discussion and analysis, earnings releases and the annual information form.
	■	Approving the declaration of dividends, the purchase and redemption of securities, acquisitions and dispositions of material capital assets and material capital expenditures.
■
Appointing a Chair of the Board of Directors who is an independent director who will be responsible for the leadership of the Board of Directors and for specific functions to enhance the independence of the Board of Directors.

■
The assignment to committees of directors of the general responsibility for developing Kinross’ approach to: (i) corporate governance issues, (ii) nomination of board members; (iii) financial reporting and internal controls; (iv) environmental compliance; (v) health and safety compliance; (vi) risk management; and (vii) issues relating to compensation of officers and employees.

■
Succession  planning,  including  the  selection,  appointment,  monitoring, evaluation and, if necessary, the replacement of the Chief Executive Officer and other executives, and assisting in the process so that management succession is, to the extent possible, effected in a manner so as not to be disruptive to Kinross’ operations.  The Board will, as part of this function, satisfy itself as to the integrity of the Chief Executive Officer and other executives and that such Chief Executive Officer and executives create and maintain a culture of integrity throughout the Kinross organization.

	■	With the assistance of the Human Resources and Compensation Committee:
		-	Approving the compensation of the senior management team and establishing compensation and shareholding requirements for directors and disclosing such compensation and shareholdings.
		-	Reviewing succession plans for the CEO and other executive officers.
	■	With the assistance of the Corporate Governance and Nominating Committee:
		-	Developing Kinross’ approach to corporate governance.
		-	Overseeing the provision of appropriate orientation and education to new recruits to the Board of Directors and ongoing continuing education to existing directors.
		-	Reviewing the composition of the Board and considering if an appropriate number of independent directors sit on the Board of Directors.
		-	Overseeing an appropriate selection process for new nominees to the Board of Directors is in place.
		-	Appointing directors or recommending nominees for election to the Board of Directors at the annual and general meeting of shareholders, on the recommendation of the Corporate Governance and Nominating Committee.

		-	The assessment, at least annually, of the effectiveness of the Board of Directors as a whole, the committees of the Board of Directors and the contribution of individual directors, including consideration of the appropriate size of the Board of Directors.
	■	With the assistance of the Audit and Risk Committee:
		-	Reviewing the integrity of Kinross’ internal control and management information systems. Overseeing compliance with laws and regulations, audit and accounting principles and Kinross’ own governing documents.
		-	Selecting, appointing, determining the remuneration of and, if necessary, replacing the independent auditors.
		-	Assessing the independence of the auditors.
		-	Identification of the principal financial and controls risks facing Kinross and review of management’s systems and practices for managing these risks.
		-	Review and approval of significant accounting and financial matters and the provision of direction to management on these matters.
		-	Without limitation to the Board of Directors’ overall responsibility to oversee the management of the principal business risks, the identification of the principal business risks (including political risks) facing Kinross (other than environmental and health and safety risks reviewed by the Corporate Responsibility Committee) and review of management’s systems and processes for managing such risks.
	■	With the assistance of the Corporate Responsibility Committee:
		-	Supervising the development and implementation of policies and practices of Kinross relating to safety, health, responsible environmental stewardship and positive community relationships.
		-	Supervising management’s performance on safety, health, environmental stewardship and corporate responsibility.
	■	With the assistance of the Operations and Technical Committee:
		-	Provide oversight to the overall process relating to:
			a.	The reporting on the quantity and quality of Kinross’ mineral reserves and resources.
			b.	The material exploration, operating, development and technical activities.
			c.	The process for identifying and managing technical and operating risks, in conjunction with the Audit and Risk Committee.
			d.	The review of all material activities related to new projects, project development and the closures of mine/exploration sites, in conjunction with the Corporate Responsibility Committee.
	■	With the assistance of the Officer responsible for investor relations, monitor and review feedback provided by Kinross’ shareholders and other stakeholders.
	■	Approving securities compliance policies, including communications policies, of Kinross and reviewing these policies at least annually.
■
Overseeing  the  accurate  reporting  of  Kinross’  financial  performance  to shareholders on a timely and regular basis and taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on Kinross.

■
The adoption of a strategic planning process, approval and review, on an annual basis of a strategic plan that takes into account business opportunities and business risks identified by the Audit and Risk Committee and monitoring performance against the plan.

	■	The review and approval of corporate objectives and goals and expectations applicable to senior management personnel of Kinross.
	■	Defining major corporate decisions which require Board approval and approving such decisions as they arise from time to time.
	■	Obtaining periodic reports from management on Kinross’ operations including, but without limitation, reports on security issues surrounding Kinross’ assets (property and employees) and the protection mechanisms that management has in place.
■
Ensuring that this Charter is disclosed on a yearly basis to the shareholders in Kinross’ management information circular prepared for the annual and general  meeting  of  shareholders  or  other  disclosure  document  or  on Kinross’ website.

	■	Performing such other functions as prescribed by law or assigned to the Board of Directors in Kinross’ constating documents and by-laws.

IV.	Miscellaneous

The members of the Board are expected to attend all meetings of Board of Directors unless prior notification of absence is provided.

2014 Management information circular	81

SCHEDULE A

Independence Requirements of National Instrument 52-110 – Audit Committees (“NI 52-110”)

A member of the Board shall be considered “independent” if he or she has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment.

The following individuals are considered to have a material relationship with the Company:
(a) an individual who is, or has been within the last three years, an employee or executive officer of the Company;
(b) an individual whose immediate family member is, or has been within the last three years, an executive officer of the Company;
(c) an individual who:
(i) is a partner of a firm that is the Company’s internal or external auditor;
(ii) is an employee of that firm; or
(iii) was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;
(d) an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i) is a partner of a firm that is the Company’s internal or external auditor;
(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or
(iii) was within the last three years a partner or employee of that firm and personally worked on the Company’s audit within that time;
(e)
an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the Company’s current executive officers serves or served at the same time on the entity’s compensation committee; and

(f)
an individual who received, or whose immediate family member who is employed as an executive officer of the Company received, more than $75,000 in direct compensation from the Company during any 12 month period within the last three years, other than as remuneration for acting in his or her capacity as a member of the Board of Directors or any Board committee, or the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service for the Company if the compensation is not contingent in any way on continued service.

In addition to the independence criteria discussed above, for audit committee purposes, any individual who:
(a)
has a relationship with the Company pursuant to which the individual may accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Company or any subsidiary entity of the Company, other than as remuneration for acting in his or her capacity as a member of the board of directors or any board committee; or as a part-time chair or vice-chair of the board or any board or committee, or

(b) is an affiliated entity of the Company or any of its subsidiary entities, is deemed to have a material relationship with the Company, and therefore, is deemed not to be independent.

The indirect acceptance by an individual of any consulting, advisory or other compensatory fee includes acceptance of a fee by:
(a) an individual’s spouse, minor child or stepchild, or a child or stepchild who shares the individual’s home; or
(b)
an entity in which such individual is a partner, member, an officer such as a managing director occupying  a  comparable  position  or executive  officer,  or occupies a similar position (except limited partners, non-managing members and those occupying similar positions who, in each case, have no active role in providing services to the entity) and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company or any subsidiary entity of the Company.

Independence Requirement of NYSE Rules

A director shall be considered “independent” in accordance with NYSE Rules if that director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) that may interfere with the exercise of his or her independence from management and the Company.

In addition:
(a) A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationships.

82	Kinross Gold Corporation

(b)
A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation.

(c)
A director who is (i) a current partner or employee of the Company’s internal or external auditor, (ii) was within the last three years a partner or employee of the auditor and personally worked on the Company’s audit during that time or (iii) whose immediate family member is a current partner of the Company’s auditor, a current employee of the auditor and personally works on the Company’s audit or was  within  the  last  three  years  a  partner  or  employee  of  the  auditor  and personally worked on the Company’s audit during that time is not “independent”.

(d)
A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company’s present executives serve  on  that  company’s  compensation  committee  is  not “independent” until three years after the end of such service or the employment relationship.

(e)
A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not “independent” until three years after falling below such threshold.

Exceptions to Independence Requirements of NI 52-110 for Audit Committee Members

Every audit committee member must be independent, subject to certain exceptions provided in NI 52-110 relating to: (i) controlled companies; (ii) events outside the control of the member; (iii) the death, disability or resignation of a member; and (iv) the occurrence of certain exceptional circumstances.

2014 Management information circular	83

Any questions and requests for assistance may be directed to the
Proxy Solicitation Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2
www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-851-3217

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272